 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1996

                                                REGISTRATION NO. 333-05901
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 7
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                                 CONNECT, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------

         DELAWARE                            7375                   77-0431045
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)

                                 CONNECT, INC.
                               515 ELLIS STREET
                         MOUNTAIN VIEW, CA 94043-2242
                                (415) 254-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               THOMAS P. KEHLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 CONNECT, INC.
                               515 ELLIS STREET
                         MOUNTAIN VIEW, CA 94043-2242
                                (415) 254-4000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
         DONALD M. KELLER, JR.                     CARLA S. NEWELL
           MARK L. SILVERMAN                      ANTHONY M. ALLEN
             EDWARD Y. KIM                        CRAIG M. SCHMITZ
           VENTURE LAW GROUP             GUNDERSON DETTMER STOUGH VILLENEUVE
      A PROFESSIONAL CORPORATION              FRANKLIN & HACHIGIAN, LLP
          2800 SAND HILL ROAD                      600 HANSEN WAY
         MENLO PARK, CA 94025                    PALO ALTO, CA 94304
            (415) 854-4488                         (415) 843-0500

                               ----------------

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 CONNECT, INC.
                             CROSS REFERENCE SHEET

           SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS OF FORM S-1

       ITEM NUMBER AND HEADING
  IN FORM S-1 REGISTRATION STATEMENT            LOCATION IN PROSPECTUS
  ----------------------------------            ----------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus......   Outside Front Cover Page

  2. Inside Front and Outside Back
      Cover Pages of Prospectus.....   Inside Front and Outside Back Cover
                                       Pages

  3. Summary Information, Risk
      Factors and Ratio of Earnings
      to Fixed Charges..............   Prospectus Summary; Risk Factors;
                                       The Company

  4. Use of Proceeds................   Prospectus Summary; Use of Proceeds

  5. Determination of Offering
      Price.........................   Outside Front Cover Page; Underwriting

  6. Dilution.......................   Risk Factors; Dilution

  7. Selling Security Holders.......   Not Applicable

  8. Plan of Distribution...........   Outside Front and Outside Back Cover
                                       Pages; Underwriting

  9. Description of Securities to be
      Registered....................   Prospectus Summary; Dividend Policy;
                                       Capitalization; Description of Capital
                                       Stock

 10. Interests of Named Experts and
      Counsel.......................   Not Applicable

 11. Information with Respect to the
      Registrant....................   Outside Front and Inside Front Cover
                                       Pages; Prospectus Summary; Risk Factors;
                                       The Company; Dividend Policy; Dilution;
                                       Capitalization; Selected Financial Data;
                                       Management's Discussion and Analysis of
                                       Financial Condition and Results of
                                       Operations; Business; Management;
                                       Certain Relationships and Related
                                       Transactions; Principal Stockholders;
                                       Description of Capital Stock; Shares
                                       Eligible for Future Sale; Financial
                                       Statements

 12. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities...................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion, dated August 13, 1996

PROSPECTUS

                             2,500,000 SHARES


                       [LOGO OF CONNECT(R) APPEARS HERE]

                                  COMMON STOCK

                                 -------------

  All of the shares of Common Stock offered in the United States and Canada are being sold by CONNECT, Inc. ("CONNECT" or the "Company"). Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $6.00 and $8.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "CNKT." Upon completion of the offering, affiliates of the Company will beneficially own approximately 70.6% of the Company's Common Stock.

                                 -------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 5.

                                 -------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               Underwriting
                              Price to         Discounts and        Proceeds to
                               Public         Commissions(1)        Company(2)
- -------------------------------------------------------------------------------
Per Share..............         $                   $                   $
- -------------------------------------------------------------------------------
Total(3)...............        $                   $                   $
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $1,275,000 of the offering payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York on or
about    , 1996.

                                 -------------
LEHMAN BROTHERS

                             VOLPE, WELTY & COMPANY

                                                                  UBS SECURITIES

     , 1996

                              CONNECT ENABLES THE
                           VIRTUAL SALES CHANNEL(TM)


                         [PHOTOGRAPH OF MAN OPERATING
                      PERSONAL COMPUTER. COMPUTER SCREEN
                 DISPLAYS THE COMPANY'S ORDERSTREAM PRODUCT.]



                                [CONNECT LOGO]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

VIRTUAL SALES CHANNEL (vur choo-al) (salz) (chan al)   1: a sec marketing and
order capture   2: a cost-effective new distribution channel cha operators and
salespersons)   3: designed to complement existing sales and dis

ONESERVER & ORDERSTREAM (wun surver) (or dar strem) 2: industrial-strength scaleable applications for Internet-based interactive com

         THE VIRTUAL SALES CHANNEL COMPLEMENTS EXISTING SALES CHANNELS

             Buyer                         [OneServer Logo and                Seller*
                                          Web background image
                                            on entire page]

[Photograph of retail shopper]          Retailer [photograph of      [Time Warner Cable Logo]
                                              storefront]

[Photograph of woman at desk]          Distributor [photograph of    [Fruit of the Loom Logo]
                                           warehouse scene]

[Photograph of woman using PC]        Catalog Sales [photograph of       [PhotoDisc Logo]
                                          telephone operator]

[Photograph of two men at PC]          Direct Sales [photograph of         [Entex Logo]
                                        man using PC and cellular
                                                  phone]

 * PhotoDisc and Fruit of the Loom are operating OneServer commercially while other licensees are in the process of implementing the OneServer software.

ure Internet-based interactive commerce solution that combines sales, racterized by minimal staffing and physical infrastructure (e.g. telephone distribution channels

1: application software packages that enable the virtual sales channel merce 3: designed for fast time-to-market and low cost of ownership

             CONNECT ONESERVER MAKES INTERACTIVE COMMERCE POSSIBLE.

                [Icons and associated text connected by arrows]

           [Icon]                        [Icon]                        [Icon]
         Five levels                   Multimedia                Three-tiered search
     of security protect                catalogs               expedites selection of
    both buyer and seller              dynamically           desired products from large
                                        adapt to               catalogs and multimedia
                              individual buyer preferences            databases
                                           and
                                   purchasing patterns

           [Icon]                   [OneServer Logo]                   [Icon]
          Universal                                          OneServer software enables
           browser                                          drag and drop administration
           access                                              of site content & user
          supports                                                    profiles
         guests and
      registered users

           [Icon]                        [Icon]                        [Icon]
        Online order             Enterprise system links     Electronic P.O.s and credit
        status tracks                    ensure             card processing complete the
          purchases             integration with existing         online purchases
         through the                    channels
       delivery cycle            and business processes

                                                                  [Connect logo]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including Risk Factors and Financial Statements, including Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  CONNECT designs, develops, markets and supports industrial strength, scaleable application software for Internet-based interactive commerce. CONNECT's software and services are designed to reduce the time and overall cost for businesses to implement and maintain a secure sales, marketing and order capture capability on the World Wide Web (the "Web"). The Company's software supports key functions necessary for large-scale interactive commerce, including user registration, multimedia catalog and content management, dynamic merchandising, order capture and management, security, payment processing, enterprise integration and systems administration.

  In today's competitive global business environment, companies are seeking to streamline their business processes in order to lower costs, forge closer relationships with customers and suppliers and increase market share, revenue and profits. Traditional approaches to sales, marketing and order capture still rely heavily on human involvement, paper-based systems, physical infrastructure and costly advertising and promotion. The Internet is emerging as a powerful new interactive commerce medium that has the potential to address the limitations of these traditional approaches by linking businesses directly with their customers, distributors and suppliers. While the adoption of the Internet as a medium for interactive commerce is in its early stages, Forrester Research, Inc. estimates that the market for all Internet-based packaged applications, including electronic commerce applications (which Forrester Research, Inc. does not separately estimate), will grow from less than $1.0 million in 1995 to over $1.7 billion in 1999.

  CONNECT's core product, OneServer, which was commercially released in September 1995, is a cross-industry packaged software application for Internet-based interactive commerce, including sales, marketing and order capture. In addition, the Company offers OrderStream, its first preconfigured implementation of OneServer for business-to-business interactive commerce in selected vertical markets. CONNECT's applications are designed to support large numbers of purchasers, products and transactions. The Company's object-oriented software architecture and robust transaction manager tightly integrate OneServer and OrderStream with a relational database to provide increased system performance and transaction capacity. The Company and its Solution Partners offer a broad range of services to implement, support and operate CONNECT's applications.

  The Company's goal is to be the leading provider of packaged application software for Internet-based interactive commerce. The Company's strategy is to provide comprehensive software and service solutions that can be implemented across a broad range of industries. Additionally, in order to expand market share and establish a leadership position, the Company plans to develop specific implementations of OneServer, such as OrderStream, targeted at specific vertical markets.

  The Company intends to target corporations planning to deploy large-scale interactive commerce sites on the Web. The Company has licensed OneServer or OrderStream to 11 customers including Ameritech Corporation, Compaq Computer Corporation, ENTEX Information Services, Inc., First Data Corporation, Fruit of the Loom, Inc., PhotoDisc, Inc. and Time Warner Cable (a division of Time Warner Entertainment, L.P.). Three customers are operating OneServer commercially, while the other OneServer licensees are in the process of implementing OneServer applications. Two customers have licensed OrderStream, neither of which is operating the application commercially. During the six months ended June 30, 1996, Fruit of the Loom, Inc. and Time Warner Cable accounted for approximately 25% and 17%, respectively, of the Company's total revenue. No other customer accounted for more than 10% of the Company's total revenue during the first six months of 1996.

  The Company was incorporated under the laws of the State of California in April 1987 and was reincorporated in Delaware in July 1996. The Company's principal executive offices are located at 515 Ellis Street, Mountain View, California 94043-2242, and its telephone number is (415) 254-4000. CONNECT's World Wide Web site is located at "www.connectinc.com." Information contained on the Company's Web site shall not be deemed to be a part of this Prospectus. As used in this Prospectus, the terms "CONNECT" and the "Company" mean CONNECT, Inc. CONNECT(R) is a registered service mark of the Company. OneServer, OrderStream, CONNECT Online and the CONNECT logo and OneServer logo are trademarks of the Company. This Prospectus also includes trademarks of companies other than CONNECT.

                                  THE OFFERING

Common Stock offered by the Company.....  2,500,000 shares


Common Stock to be outstanding after
the offering............................  18,536,742 shares(1)

Nasdaq National Market symbol...........  CNKT

Use of proceeds.........................  Working capital and general corporate purposes.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          SIX MONTHS
                                  YEARS ENDED DECEMBER 31,              ENDED JUNE 30,
                          --------------------------------------------  ----------------
                           1991     1992     1993     1994      1995     1995     1996
                          -------  -------  -------  -------  --------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 License................  $   222  $   212  $ 1,015  $ 1,627  $    288  $    89  $ 1,511
 Service................    2,419    2,617    2,847    6,345     8,285    5,464    2,477
                          -------  -------  -------  -------  --------  -------  -------
  Total revenue.........    2,641    2,829    3,862    7,972     8,573    5,553    3,988
Loss from
 operations(2)..........   (2,135)  (2,691)  (1,648)  (1,540)  (13,194)  (6,733)  (9,148)
Net loss(2).............  $(2,268) $(2,932) $(1,921) $(1,765) $(14,139) $(7,101) $(9,127)
Pro forma net loss per
 share(3)...............                                      $  (0.79) $ (0.40) $ (0.51)
Shares used in computing
 pro forma
 net loss per share(3)..                                        17,814   17,811   17,893

                                                              JUNE 30, 1996
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                          ------- --------------
BALANCE SHEET DATA:
Cash and cash equivalents................................ $ 5,794    $20,794
Working capital .........................................   2,787     17,787
Total assets.............................................  11,922     26,922
Long-term debt...........................................   1,214      1,214
Stockholders' equity ....................................   5,196     20,196

- --------

(1) Based on the number of shares outstanding as of June 30, 1996, plus 272,750 shares issued in July 1996 in a private placement to a wholly-owned subsidiary of Fruit of the Loom, Inc., one of the Company's customers. Excludes (i) an aggregate of 3,037,056 shares subject to outstanding options as of June 30, 1996 at a weighted average exercise price of $1.78 per share under the Company's 1989 Stock Option Plan and 1996 Stock Option Plan, (ii) 100,750 shares issuable upon exercise of options granted between July 1, 1996 and August 12, 1996 at a weighted average exercise price of $4.80 per share, and (iii) 219,155 shares issuable upon exercise of warrants outstanding as of June 30, 1996 at a weighted average exercise price of $3.30 per share (of which the Company expects warrants to purchase 200,236 shares will be exercised immediately prior to completion of the offering). See "Capitalization," "Management--Stock Plans" and Notes 8 and 14 of Notes to Financial Statements.

(2) Includes a one-time expense of $4.1 million in the first quarter of 1995 from the Company's termination of exclusive distribution rights of its European distributor. See Note 10 of Notes to Financial Statements.

(3) See Note 2 of Notes to Financial Statements.

(4) As adjusted to give effect to the sale of 2,500,000 shares of Common Stock at an assumed initial public offering price of $7.00 per share. See "Use of Proceeds."

                                ----------------

    Except as otherwise noted herein, all information in this Prospectus assumes
(i) the automatic conversion of the Company's outstanding Preferred Stock into Common Stock upon completion of the offering, and (ii) no exercise of the Underwriters' over-allotment option.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus.

RECENT INTRODUCTION OF PRIMARY PRODUCTS; PRODUCT CONCENTRATION

  Although the Company was founded in 1987, it recently initiated a new business strategy focused on providing packaged software applications for Internet-based interactive commerce. Consequently, the Company is decreasing its reliance on historical sources of revenue and its current and future business prospects are dependent upon the successful development, market acceptance and sales of OneServer, released in September 1995, and OrderStream, released in June 1996. Accordingly, the Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. Such risks include a lack of acceptance of products and services by target customers, the development of equal or superior products or services by competitors, the failure of electronic commerce in general, and Internet-based electronic commerce in particular, to be broadly adopted, the inability of the Company to develop and enhance competitive products or to successfully commercialize any such products, and the inability of the Company to identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will succeed in addressing such risks.

  To date, the Company has licensed OneServer to nine customers, three of which are operating OneServer commercially, while the others are in the process of implementing the application. OrderStream was released recently and has been licensed to only two customers, neither of which is operating the application commercially. The Company expects OneServer, OrderStream and related services to account for most of its revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for OneServer and OrderStream, such as competition, technological change, failure of the market for Internet-based packaged applications to develop as the Company anticipates, lack of customer acceptance of OneServer and OrderStream or failure of the Company to develop and introduce new and enhanced versions of OneServer and OrderStream on a timely basis, could have a material adverse effect on its business, operating results and financial condition. Further, if any of the Company's customers are not able to successfully develop and deploy interactive commerce applications with OneServer or OrderStream or for any other reason are not satisfied with its products or services, the Company's reputation could be damaged, which could have a material adverse effect on its business, operating results and financial condition.

ACCUMULATED DEFICIT AND ANTICIPATED FUTURE LOSSES

  The Company has not realized a profit in any year, and as of June 30, 1996 had an accumulated deficit of approximately $40.0 million. In 1995 and the first six months of 1996, the Company experienced significant negative cash flow from operations. The Company's operating expenses and net losses increased substantially in 1995 and the first six months of 1996 compared to prior periods primarily as a result of increased research and development expenses relating to the development of OrderStream and Version 1.2 of OneServer and increased sales and marketing expenses attributable to the building of a direct sales force and development of a position in the emerging Internet-based packaged application software market. The Company anticipates that operating expenses will continue to increase significantly, resulting in continuing net losses and negative cash flow from operations for the foreseeable future. There can be no assurance that the Company can generate revenue growth, or that any revenue growth that is achieved can be sustained. To the extent that increases in such operating expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced and expects to continue to experience significant fluctuations in quarterly operating results that may be caused by many factors including, among others, the number, timing and significance of product enhancements and new product announcements by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the length of the Company's sales cycle, market acceptance of and demand for the Company's products, the pace of development of electronic commerce conducted on the Internet, the mix of the Company's products sold, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, nonrenewal of service agreements, software defects and other product quality problems, the Company's ability to attract and retain key personnel, the extent of international sales, changes in the level of operating expenses and general economic conditions. The Company anticipates that a significant portion of its revenue will be derived from a limited number of orders placed by large corporations, and the timing of receipt and fulfillment of any such orders is expected to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company expects to recognize the majority of its license revenue in the last month of each quarter. As a result, any delay in delivery of products at the end of a quarter could materially adversely affect operating results for that quarter. In addition, the Company intends, in the near term, to significantly increase its personnel, including its direct sales force and development team. The timing of such expansion and the rate at which new sales people become productive could also cause material fluctuations in the Company's quarterly operating results. Furthermore, the operating results of many software companies reflect seasonal trends, and the Company expects to be affected by such trends in the future.

  Due to the foregoing factors, quarterly revenue and operating results are difficult to forecast. In addition, as a result of the Company's recent shift in business strategy, the Company's results of operations prior to fiscal 1996 should not be relied upon as indicative of future results. Revenue is also difficult to forecast because the market for Internet-based packaged applications software is rapidly evolving and the Company's sales cycle may vary substantially from customer to customer. Further, the Company's expense levels are based, in significant part, on the Company's expectations as to future revenue and are therefore relatively fixed in the short term. If revenue levels fall below expectations, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all the foregoing factors, in some future quarter the Company's operating results may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON PRODUCT DEVELOPMENT; RISKS OF TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS

  The Company's success will depend upon its ability to develop new products and provide new services that meet changing customer requirements. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product and service introductions. As a result, the Company may be required to change and improve its products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. In particular, the Company's software operates on the HP-UX 10 and Sun Solaris 2.4/2.5 versions of the UNIX operating system. The Company intends to port its software to the Windows NT operating system from Microsoft Corporation ("Microsoft") in the future due to increasing adoption of Windows NT by the Company's potential customers. The Company has not begun the development work necessary to port its software to Windows NT. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, products ported to the Windows NT operating system or any other operating system. As a result, any shift in the market toward products running on operating systems other than UNIX, including Windows NT, before the Company offers versions of its software running on such operating systems, could have a material adverse effect on the

Company's business, operating results and financial condition. There can be no assurance that the Company can successfully respond to changing technology, identify new product opportunities or develop and bring new products and services to market in a timely manner. The Company has in the past experienced delays in software development and there can be no assurance that the Company will not experience delays in connection with its current or future product development activities. Delays and difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, operating results and financial condition. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements and new services on a timely basis that are compatible with industry standards and that satisfy customer requirements would have a material adverse effect on the Company's business, operating results and financial condition.

  In addition, the Company or its competitors may announce enhancements to existing products or services, or new products or services embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives to the Company's existing products and services. The introduction of such enhancements or new products and services could render the Company's existing products and services obsolete and unmarketable. There can be no assurance that the announcement or introduction of new products or services by the Company or its competitors or any change in industry standards will not cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on the Company's business, operating results and financial condition.

  Furthermore, introduction by the Company of products or services with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. The failure to introduce a new product, service or product enhancement on a timely basis could delay or hinder market acceptance. Any such event could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products and Services."

COMPETITION

  The market for interactive commerce software is new, rapidly evolving and intensely competitive. The Company expects competition to intensify in the future.

  The Company competes with vendors of prepackaged electronic commerce software, vendors of software tools for developing electronic commerce applications, system integrators and providers of business application software. In addition, potential customers may elect to develop their own interactive commerce solutions. The Company's competitors include Open Market, Inc. ("OMI"), the Illustra Division of Informix Software, Inc. ("Illustra"), BroadVision, Inc. ("BroadVision"), and Netscape Communications Corporation ("Netscape"). The Company expects additional competition from other emerging and established companies, including Microsoft and Oracle Corporation ("Oracle"), both of which have announced products for Internet-based electronic commerce. In addition, in June 1996 Microsoft announced that it has entered into an agreement to acquire eShop Inc., a provider of software programming tools for creating electronic commerce applications. The Company's potential competitors also include a number of successful client/server applications software companies, such as Baan Company ("Baan"), PeopleSoft, Inc. ("PeopleSoft") and SAP AG ("SAP"), and electronic data interchange (EDI) solution vendors, including Sterling Commerce, Inc. ("Sterling Commerce") and General Electric Information Services Corporation ("GEIS").

  Many of these competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than the Company and to bundle their products in a manner that may discourage users from purchasing products offered by the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete effectively with competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

MANAGEMENT OF RAPIDLY CHANGING BUSINESS; NEW MANAGEMENT TEAM; DEPENDENCE ON KEY PERSONNEL

  The Company's anticipated expansion of operations will place a significant strain on the Company's managerial, operational and financial resources. To manage this anticipated expansion, the Company must continue to implement and improve its operational and financial controls and systems and to expand, train and manage its employee base. Further, the Company will need to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company will be able to implement on a timely basis the systems, procedures or controls required to support its operations or that will enable the Company to successfully market its products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing organization, establish a distribution channel to penetrate different and broader markets and expand its support organization. If the Company is unable to respond effectively to changing business conditions, its business, operating results and financial condition would be materially adversely affected.

  The Company's performance depends substantially on the performance of its executive officers and key employees, many of whom have joined the Company in the past year. Specifically, Patrick D. Quirk, Vice President of Sales, Gordon
J. Bridge, Chairman, Craig D. Norris, Vice President of Professional Services, Barton S. Foster, Vice President of Marketing, and Joseph G. Girata, Vice President of Finance and Administration and Chief Financial Officer joined the Company in July 1995, November 1995, January 1996, March 1996 and June 1996, respectively. These individuals have not previously worked together and there can be no assurance that they can successfully integrate as a management team. The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain its executive officers and other key technical and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business-- Customers" and "--Employees" and "Management."

UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR ELECTRONIC COMMERCE

  The market for Internet-based packaged software applications, including electronic commerce applications, was less than $1.0 million in 1995, according to Forrester Research, Inc. ("Forrester Research"). The Company's future operating results depend upon the development and growth of this new and rapidly evolving market, which itself is dependent upon acceptance of electronic commerce and the Internet as an effective sales, marketing and order capture medium. The acceptance of electronic commerce in general and, in particular, the Internet as a sales, marketing and order capture medium are highly uncertain and subject to a number of risks. Critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, quality of service and the effect of government regulation) remain unresolved and may impact the growth of the Internet. If widespread use of the Internet for commercial transactions does not develop or if the Internet does not develop as an effective sales, marketing and order capture medium, the Company's business, operating results and financial condition would be materially adversely affected.

  The adoption of the Internet for sales, marketing, order capture and other commercial transactions, and the development of a market for packaged electronic commerce applications require acceptance of new ways of transacting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of transacting business may be particularly reluctant to adopt a new strategy that may make certain of their existing personnel and infrastructure obsolete. If the market for Internet-based packaged applications fails to develop or develops more slowly than the Company anticipates, or if the Company's products do not achieve market acceptance, the Company's business, operating results and financial condition would be materially adversely affected.

RISKS ASSOCIATED WITH COMPLEX SOFTWARE PRODUCTS; LENGTHY SALES AND IMPLEMENTATION CYCLES

  The Company's products are complex and expensive and will generally involve significant investment decisions by prospective customers. Accordingly, the license of the Company's software products is often an executive-level decision by prospective customers and can be expected to require the Company to engage in a lengthy sales cycle to provide a significant level of education to prospective customers regarding the use and benefits of the Company's products. In addition, the implementation of the Company's products involves a significant commitment of resources by customers over an extended period of time. As a result, the Company's sales and customer implementation cycles are subject to a number of significant delays over which it has little or no control. Although the Company did not experience significant delays in implementing its applications for the three customers currently commercially operating OneServer, the Company has limited experience with implementing its applications, and most of the Company's other OneServer and OrderStream customers are at an early stage in the process of implementing the application. The Company believes that rapid implementation is critical to success in the Internet-based interactive commerce applications market. Significant delays in implementation, whether or not such delays are within the Company's control, could materially adversely affect its business, operating results and financial condition. From time to time, the Company enters into fixed price arrangements for its implementation services and currently has three such arrangements. Fixed price arrangements have resulted in the past, and could in the future result in, losses primarily due to delays in the implementation process or other complexities associated with completion of the project. Such losses could have a material adverse effect on the Company's business, operating results and financial condition. In addition, delays in license transactions due to lengthy sales cycles or delays in customer production or deployment of a system could have a material adverse effect on the Company's business, operating results and financial condition and could be expected to cause the Company's operating results to vary significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Marketing and Sales."

  The marketability and acceptance of OneServer and OrderStream also will be highly dependent on the success of initial implementations of these products by the Company's customers. Problems or delays experienced by the Company's initial customers in the installation and use of OneServer or OrderStream, even if such problems or delays are not attributable to the Company or its products, or a failure of the Company's customers to successfully attract purchasers to interactive commerce Web sites, could slow the rate of adoption of the Company's products by other potential customers. Moreover, products as complex as those offered by the Company may contain undetected errors when first introduced or when new versions are released. There can be no assurance that, despite testing by the Company, errors will not occur in current or new products after commencement of commercial shipments, resulting in adverse publicity, in loss of or delay in market acceptance, or in claims by the customer against the Company, which would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE UPON SERVICE PROVIDERS

  The Company expects that its customers will typically rely on professional services organizations, such as consulting firms and systems integrators, as well as design firms to assist with implementation of the Company's products. If the Company is unable to adequately train a sufficient number of such firms or if for any reason a large number of such firms support or promote competing products or technologies, the Company's business, operating results and financial condition could be materially adversely affected. Many of these relationships are not subject to formal agreements and none of such providers are under any obligation to provide services to the Company or its customers. Failure of the Company to develop and maintain relationships with leading service providers and design firms could adversely impact the Company's ability to successfully market, sell and deploy its products, which would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Marketing and Sales," "--Solution Partners," "--Competition" and "--Proprietary Rights."

DEPENDENCE UPON CERTAIN LICENSES

  The Company relies on certain technology that it licenses from third parties, including a relational database management system from Oracle, a text search engine from Fulcrum Technologies Inc. ("Fulcrum"), encryption technology from RSA Data Security, Inc. ("RSA") and other software that is integrated with internally developed software and used in the Company's software to perform key functions. Oracle also offers products that are competitive with those offered by the Company. There can be no assurance that the Company's third-party technology licenses will continue to be available to the Company on commercially reasonable terms, or at all. The loss or inability to maintain any of these technology licenses could result in delays in introduction of the Company's products and services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Solution Partners" and "--Proprietary Rights."

  RSA is currently in litigation with Cylink Corporation ("Cylink") pursuant to which Cylink alleges that RSA's encryption technology infringes certain Cylink patents and asserts that RSA has no right to sublicense such technology. If it is determined that RSA is unable to sublicense this technology to the Company, the Company may be deemed to be infringing Cylink's patent rights. The Company is unable to predict the outcome of the dispute between RSA and Cylink, but if the Company were deemed to be infringing Cylink's patent rights, the Company could be required to pay damages to Cylink and possibly enter into a royalty or licensing agreement with Cylink. Such royalty or licensing agreement, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Services," "--Technology" and "--Proprietary Rights."

DEPENDENCE UPON THE INTERNET INFRASTRUCTURE

  The use of the Company's products and services will depend in large part upon the continued development of the infrastructure for providing Internet access and services. Because global commerce and online exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, substantial growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation. Further, the costs of use of the Internet could increase to a degree which reduces its attraction as a platform for electronic commerce. As a result, there can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, operating results and financial condition would be materially adversely affected.

RISKS ASSOCIATED WITH EXPANDING DISTRIBUTION

  To date, the Company has sold its products through a direct sales force. The Company's ability to achieve revenue growth in the future will depend in large part upon its success in recruiting and training sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers, systems integrators and other third parties. Although the Company is currently investing, and plans to continue to invest, significant resources to expand its sales force and to develop distribution relationships with third-party distributors and resellers, the Company may at times experience difficulty in recruiting qualified sales personnel and in establishing necessary third-party alliances. In addition, as the Company hires new sales personnel it is anticipated that there will be a delay before such personnel become productive. There can be no assurance that the Company will be able to successfully expand its direct sales force or other distribution channels or that any such expansion will result in an increase in revenues. Any failure by the Company to expand its direct sales force or other distribution channels would materially adversely affect the Company's business, operating results and financial condition. See "Business--CONNECT Strategy" and "--Marketing and Sales."

RISKS ASSOCIATED WITH SECURITY, SYSTEM DISRUPTIONS AND COMPUTER INFRASTRUCTURE

  Despite the implementation in the Company's products of various security mechanisms, the Company's products may be vulnerable to break-ins and similar disruptive problems caused by Internet users. The level of security provided by the Company's products is dependent upon the level of security selected by the Company's customers and the proper configuration and use of the products' security mechanisms. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of users of the Company's products, which may result in significant liability to the Company and may also deter potential customers. Persistent security problems continue to plague public and private data networks. Recent break-ins reported in the press and otherwise have included incidents involving hackers bypassing firewalls by posing as authorized computers and involving the theft of confidential information. Alleviating problems caused by third parties may require significant expenditures of capital and resources by the Company. Such expenditures could have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally, and the Company's customer base and revenues in particular. There can be no assurance that the Company's attempts to limit its liability to customers, including liability arising from a failure of the security feature contained in the Company's products, through contractual provisions will be enforceable. The Company currently does not have product liability insurance to protect against these risks and there can be no assurance that such insurance will be available to the Company on commercially reasonable terms, or at all.

  As part of the Company's services, the Company operates and manages online networks for certain of its customers on a seven day per week, 24-hour basis, and provides hosting for certain customers' OneServer applications. These services depend upon the Company's ability to protect the computer equipment and the information stored in its data center against damage that may be caused by fire, earthquakes, power loss, telecommunications failures, unauthorized entry and other similar events. Any such damage or failure that causes interruptions in the Company's operations could materially adversely affect the businesses of the Company's customers, which could expose the Company to liability for these adverse effects.

DEPENDENCE UPON PROPRIETARY RIGHTS; RISKS OF INFRINGEMENT

  The Company relies on trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. The Company does not currently have any patents or pending patent applications. The Company believes that, due to the rapid pace of technological innovation for Internet products, the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel, new product developments, frequent product enhancements, and name recognition than upon the legal protections afforded its existing technology. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate. There can be no assurance that its agreements with employees, consultants and others who participate in the development of its software will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the Company's efforts to protect its rights through trademark and copyright laws will not fail to prevent the development and design by others of products or technology similar to or competitive with those developed by the Company.

  The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps and there can be no assurance that third parties will not assert infringement claims against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  On March 25, 1996, PhotoDisc, Inc. ("PhotoDisc"), one of the Company's licensees of OneServer, was sued, along with 21 other defendants including AGFA Division-Miles Inc. ("AGFA"), Axcis Information Network, Inc. ("Axcis"), Software Publishing Corporation ("SPC"), and others, in the Federal District Court in Connecticut, by E-data Corporation ("E-data"). In the litigation against PhotoDisc, E-data alleges that PhotoDisc is infringing E-data's U.S. Patent No. 4,528,643 issued July 9, 1985, entitled "System for Reproducing Information in Material Objects at Point of Sale Location," in connection with electronic distribution of images on the Internet. E-data has also sued other defendants including Broderbund Software, Inc. ("Broderbund"), CompuServe Inc. ("CompuServe"), Adobe Systems Incorporated ("Adobe") and others in the Federal District Court in New York City alleging infringement of the same patent. PhotoDisc recently tendered the defense of its E-data litigation to the Company.

  The Company is currently reviewing the infringement claims made by E-data against PhotoDisc. Based upon its initial review of the E-data patent and the nature of the claims and the Company's indemnity obligations, and after consultation with counsel, management believes that the resolution of this matter will not have a material adverse effect on the Company's business, operating results and financial condition. However, given the early stage of the litigation and the complex technical issues and uncertainties in patent litigation, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that E-data will not prevail in the current litigation or that it will not bring similar claims against other licensees of the Company. If E-data were to prevail, PhotoDisc could be required to pay damages to E-data for the infringement of its patent and enter into a licensing or royalty arrangement in order to continue to conduct its online business in the same manner. There can be no assurance that the amount of such damages would not be material or that such license or royalty arrangement would be available on acceptable terms. Under the terms of its license with PhotoDisc, the Company may be required to defend against the E-data claim and to indemnify PhotoDisc for some or all of its losses in connection with the litigation, any settlement or judgment and any ongoing license fees or royalties. In addition, whether or not the Company were to prevail in any defense of PhotoDisc, such litigation could be time consuming and costly to defend.

LACK OF PRIOR MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial offering price for the Common Stock to be sold by the Company will be established by negotiations among the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. See "Underwriting" for factors to be considered in determining such offering price. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products and services by the Company or its competitors, and other events or factors. For example, any shortfall in revenue or net income, or increase in losses or expenses from levels expected by securities analysts, could have an immediate and significant adverse effect on the market price of the Company's Common Stock. In addition, the stock market in recent years, and in particular the market for stocks relating to the Internet, has experienced extreme price and volume fluctuations that have particularly affected the market prices of many high technology companies and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for the Common Stock.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Reform Act of 1996 was recently enacted and imposes criminal penalties on anyone who distributes obscene, lascivious or indecent communications on the Internet. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn adversely affect the Company's business, operating results or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Further, due to the encryption technology contained in the Company's products, such products are subject to U.S. export controls. There can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not delay the introduction of new products or limit the Company's ability to distribute products outside of the United States or electronically. While the Company intends to take precautions against unlawful exportation, the global nature of the Internet makes it difficult to effectively control the distribution of the Company's products. In addition, federal or state legislation or regulation may further limit levels of encryption or authentication technology. Further, various countries regulate the import of certain encryption technology and have adopted laws relating to personal privacy issues which could limit the Company's ability to distribute products in those countries. Any such export or import restrictions, new legislation or regulation or government enforcement of existing regulations could have a material adverse impact on the Company's business, operating results and financial condition.

BROAD LATITUDE AS TO USE OF PROCEEDS

  The Company has not designated any specific use for the net proceeds from the sale of Common Stock described in this Prospectus. Rather, the Company expects to use the net proceeds primarily for working capital and general corporate purposes. Consequently, the Board of Directors and management of the Company will have significant discretion in applying the net proceeds of the offering. See "Use of Proceeds."

CONTROL BY EXISTING SECURITY HOLDERS

  Upon completion of this offering, the Company's officers and directors, together with entities affiliated with them, will own approximately 70.6% of the outstanding Common Stock of the Company. Such persons will have sufficient power to control the outcome of many matters (including the election of directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the stockholders for approval. As a result, certain transactions will not be possible without the approval of these stockholders. These transactions include proxy contests, mergers involving the Company, tender offers, open-market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Management" and "Principal Stockholders."

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  After completion of the offering, the Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after the offering or the anticipation of such sales could materially affect then prevailing market prices. All of the 2,500,000 shares offered hereby are immediately saleable in the public market. In addition, approximately 140,419 shares of Common Stock, of which 40,419 shares are issuable upon exercise of warrants, will be immediately saleable in the public market. Beginning 180 days after the date of this Prospectus, upon expiration of pre-existing lock-up agreements and lock-up agreements between the representatives of the Underwriters and officers, directors and certain stockholders of the Company, approximately 700,446 additional shares (as well as an additional 3,137,806 shares and 178,736 shares issuable upon exercise of outstanding options and warrants, respectively) will be eligible for sale under Rule 144(k) and Rule 701 under the Securities Act of 1933, as amended (the "Securities Act") subject in some cases to volume limitations and vesting provisions, and 3,176,504 shares will be eligible for sale subject to compliance with the restrictions of Rule 144 under the Securities Act and subject in some cases to vesting provisions. Any early waiver of the lock-up agreement by the Underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of the Company's shares, may not be accompanied by an advance public announcement by the Company. In addition, 12,059,792 total shares will become eligible for public resale following expiration of the lock-up agreements at various times over a period of less than two years following the completion of this offering, subject in some cases to vesting provisions and volume limitations. The Securities and Exchange Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. If enacted, such rule change would cause substantially all of the remaining shares to be eligible for public resale upon expiration of the 180-day lock-up agreements. Holders of approximately 15,722,384 shares of outstanding Common Stock also will have the right to include such shares in any future registration of securities effected by the Company and to require the Company to register their shares for future sale, subject to certain exceptions. See "Description of Capital Stock--Registration Rights of Certain Holders" and "Shares Eligible for Future Sale."

DILUTION

  The initial public offering price is expected to be substantially higher than the book value per share of the outstanding Common Stock. Investors purchasing shares of Common Stock in the offering will therefore incur immediate, substantial dilution. In addition, investors purchasing shares of Common Stock in the offering will incur additional dilution to the extent outstanding options and warrants are exercised. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be $15,000,000 ($17,441,250 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $7.00 per share. The Company currently expects to use the net proceeds for working capital and general corporate purposes. The working capital purposes for which the offering proceeds will be used include, among other uses, funding the Company's operations in general and, in particular, expenditures for product development and marketing.

  The Company may from time to time seek to acquire complementary businesses, products, services or technologies. The Company may use a portion of the net proceeds for one or more of such transactions, although the Company has no current plans or agreements with respect to any such transactions. The exact cost, timing and amount of funds required for specific uses by the Company cannot be precisely determined at this time. Pending such uses, the Company intends to invest such funds in short-term, investment grade, interest-bearing obligations.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but intends instead to retain future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth the Company's (i) actual capitalization at June 30, 1996, (ii) pro forma capitalization after conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon the closing of this offering, and (iii) adjusted capitalization as of such date to give effect to the receipt of the net proceeds from the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.00.

                                                        JUNE 30, 1996
                                                --------------------------------
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Current portion of long-term debt.............. $    913  $    913    $    913
                                                --------  --------    --------
Long-term debt, less current portion...........    1,214     1,214       1,214
                                                --------  --------    --------
Stockholders' equity (deficit):
 Preferred Stock, $0.001 par value; authorized:
  36,140,498 shares
  actual, 10,000,000 pro forma and as adjusted;
  outstanding:
  14,472,899 actual, none pro forma or as
  adjusted.....................................       14        --          --
 Common Stock, $0.001 par value; authorized:
  40,000,000 shares
  actual, pro forma and as adjusted;
  outstanding: 533,442 actual,
  15,763,992 pro forma and 18,263,992 as
  adjusted(1)..................................        1        16          18
 Additional paid-in capital....................   45,300    45,299      60,297
 Deferred compensation.........................     (161)     (161)       (161)
 Accumulated deficit...........................  (39,958)  (39,958)    (39,958)
                                                --------  --------    --------
  Total stockholders' equity...................    5,196     5,196      20,196
                                                --------  --------    --------
  Total capitalization......................... $  7,323  $  7,323    $ 22,323
                                                ========  ========    ========

- --------

(1) Excludes (i) an aggregate of 3,037,056 shares subject to outstanding options as of June 30, 1996 at a weighted average exercise price of $1.78 per share under the Company's 1989 Stock Option Plan and 1996 Stock Option Plan, (ii) 219,155 shares issuable upon exercise of warrants outstanding as of June 30, 1996 at a weighted average exercise price of $3.30 per share (of which the Company expects warrants to purchase 200,236 shares will be exercised immediately prior to completion of the offering), (iii) 100,750 shares issuable upon exercise of options granted between July 1, 1996 and August 12, 1996, at a weighted average exercise price of $4.80 per share, (iv) an additional 1,747,303 shares reserved for issuance upon exercise of options that may be granted subsequent to August 12, 1996 under the 1989 Stock Option Plan and the 1996 Stock Option Plan,
    (v) 250,000 shares reserved for issuance upon exercise of options that may be granted under the 1996 Directors' Stock Option Plan, and (vi) 500,000 shares reserved for issuance under the 1996 Employee Stock Purchase Plan. Also excludes 272,750 shares issued in July 1996 in a private placement to a wholly-owned subsidiary of Fruit of the Loom, Inc., one of the Company's customers. See "Management--Stock Plans," "Certain Relationships and Related Transactions" and Notes 8 and 14 of Notes to Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1996 was approximately $5,200,000 or $0.33 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 2,500,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $7.00 per share, and the adjustments set forth above, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $20,200,000 or $1.10 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.77 per share to existing stockholders and an immediate dilution of $5.90 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share................       $7.00
    Pro forma net tangible book value per share before the
     offering..................................................... $0.33
    Increase attributable to new investors........................  0.77
                                                                   -----
   Pro forma net tangible book value after the offering...........        1.10
                                                                         -----
   Dilution per share to new investors............................       $5.90
                                                                         =====

  The following table summarizes on a pro forma basis as of June 30, 1996, the differences between the existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..  15,763,992   86.3% $46,293,319   72.6%     $2.94
   New investors..........   2,500,000   13.7   17,500,000   27.4       7.00
                            ----------  -----  -----------  -----
    Total.................  18,263,992  100.0% $63,793,319  100.0%
                            ==========  =====  ===========  =====

  The information presented with respect to existing stockholders assumes no exercise of warrants to purchase 219,555 shares that were outstanding on June 30, 1996 with a weighted average exercise price of $3.30 per share (of which the Company expects warrants to purchase 200,236 shares will be exercised immediately prior to completion of the offering) and no exercise of outstanding options under the 1989 Stock Option Plan or the 1996 Stock Option Plan. As of June 30, 1996, options to purchase 3,037,056 shares were outstanding under the Company's 1989 Stock Option Plan and 1996 Stock Option Plan with a weighted average exercise price of $1.78 per share. In addition, 100,750 shares are issuable upon exercise of options granted between July 1, 1996 and August 12, 1996 with a weighted average exercise price of $4.80 per share, 1,747,303 shares are reserved for issuance upon exercise of options that may be granted subsequent to August 12, 1996 under the 1989 Stock Option Plan and the 1996 Stock Option Plan, 250,000 shares are reserved for issuance upon exercise of options that may be granted under the 1996 Directors' Stock Option Plan and 500,000 shares are reserved for issuance under the 1996 Employee Stock Purchase Plan. The issuance of Common Stock under these plans will result in further dilution to new investors. Also excludes 272,750 shares issued in July 1996 in a private placement to a wholly-owned subsidiary of Fruit of the Loom, Inc., one of the Company's customers. See "Management-- Stock Plans," "Certain Relationships and Related Transactions" and Notes 8 and 14 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data is qualified by reference to and should be read in conjunction with the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from the Financial Statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and included herein. The selected statement of operations data for the year ended December 31, 1991 and the balance sheet data as of December 31, 1991 are derived from unaudited financial statements not included herein. The selected statement of operations data for the year ended December 31, 1992 and the balance sheet data at December 31, 1992 and 1993 are derived from audited financial statements not included herein. The financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus. Historically, results of operations for any interim period are not necessarily indicative of results to be expected for the full fiscal year.

                                                                          SIX MONTHS
                                  YEARS ENDED DECEMBER 31,              ENDED JUNE 30,
                          --------------------------------------------  ----------------
                           1991     1992     1993     1994      1995     1995     1996
                          -------  -------  -------  -------  --------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 License................  $   222  $   212  $ 1,015  $ 1,627  $    288  $    89  $ 1,511
 Service................    2,419    2,617    2,847    6,345     8,285    5,464    2,477
                          -------  -------  -------  -------  --------  -------  -------
  Total revenue.........    2,641    2,829    3,862    7,972     8,573    5,553    3,988
Cost of revenue:
 License................       83       68      134      162       140       57      283
 Service................    1,092    1,422    1,641    4,426     5,452    3,376    4,298
                          -------  -------  -------  -------  --------  -------  -------
  Total cost of
   revenue..............    1,175    1,490    1,775    4,588     5,592    3,433    4,581
Operating expenses:
 Research and
  development...........    1,909    1,884    1,573    1,622     4,810    1,508    2,226
 Sales and marketing....      831      607      859    1,355     3,978    1,294    5,108
 General and
  administrative........      862    1,539    1,303    1,947     3,330    1,994    1,221
 Termination of
  distribution rights...       --       --       --       --     4,057    4,057       --
                          -------  -------  -------  -------  --------  -------  -------
  Total operating
   expenses.............    3,602    4,030    3,735    4,924    16,175    8,853    8,555
                          -------  -------  -------  -------  --------  -------  -------
Loss from operations....   (2,136)  (2,691)  (1,648)  (1,540)  (13,194)  (6,733)  (9,148)
Other income (expense)..     (133)    (241)    (273)    (199)     (971)    (368)      21
                          -------  -------  -------  -------  --------  -------  -------
Loss before income
 taxes..................   (2,269)  (2,932)  (1,921)  (1,739)  (14,165)  (7,101)  (9,127)
Provision (benefit) for
 income taxes...........       --       --       --       26       (26)      --       --
                          -------  -------  -------  -------  --------  -------  -------
Pro forma net loss......  $(2,269) $(2,932) $(1,921) $(1,765) $(14,139) $(7,101) $(9,127)
                          =======  =======  =======  =======  ========  =======  =======
Pro forma net loss per
 share..................                                      $  (0.79) $ (0.40) $ (0.51)
                                                              ========  =======  =======
Shares used in computing
 pro forma net loss per
 share..................                                        17,814   17,811   17,893
                                                              ========  =======  =======

                                       DECEMBER 31,
                          ------------------------------------------- JUNE 30,
                           1991     1992     1993     1994     1995     1996
                          -------  -------  -------  -------  ------- --------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............. $    24  $   142  $    64  $ 1,594  $12,929 $ 5,794
Working capital
 (deficit)...............  (3,338)  (2,814)  (1,045)  (2,786)  11,302   2,787
Total assets.............     738      814    1,743    5,161   18,063  11,922
Long-term debt...........      --    1,125    1,570    1,167    1,636   1,214
Stockholders' equity
 (deficit)...............  (3,041)  (3,724)  (1,979)  (1,538)  13,318   5,196

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  CONNECT designs, develops, markets and supports packaged application software for Internet-based interactive commerce. The Company was founded in 1987 to provide online information services to businesses. During the period 1987 through 1992, the Company's primary business was the operation and management of a private online service and the licensing of related client software. In 1993 and 1994, the Company also offered software for creation, access and operation of custom online systems. In late 1994, the Company began to shift its focus from providing online services to developing packaged software applications for Internet-based interactive commerce. During 1994 and 1995, the Company derived a significant portion of its revenue from contract software development projects with two companies under which the Company retained ownership of the technology developed. These projects formed the foundation for the development of OneServer, the Company's core software application, which was commercially released in September 1995, and OrderStream, the first preconfigured implementation of OneServer, which was commercially released in June 1996.

  As of June 30, 1996, the Company had licensed OneServer to nine customers, three of which are operating OneServer commercially, while the others are in the process of implementing the application. OrderStream has been licensed to two customers, both of which are in the process of implementing the application. The Company believes that the majority of its 1996 revenue will be generated through licenses of OneServer and OrderStream, and the performance of related services. The Company expects that revenue from the operation of private online services will constitute a decreasing portion of the Company's overall revenue in the future. As a result of the recent transition in the Company's business, the Company's results of operations prior to fiscal 1996 should not be relied upon as indicative of future results.

  The Company derives revenue from software license fees and services. License fees primarily consist of revenue from licenses of the Company's application software. Service revenue consists of fees from implementation (including customization of licensed software), training, maintenance and support, contract software development projects, and system hosting and online services. License revenue is recognized on shipment of the application software provided there are no significant remaining obligations and collectability is deemed probable by management. License fees under contracts requiring significant implementation, including customization, of licensed application software are recognized on a percentage-of-completion basis. Revenue from implementation services is recognized as the services are performed, except for revenue from certain fixed price contracts which is recognized on a percentage-of-completion basis. Actual costs and gross margins on fixed price contracts could differ from management's estimates and such differences could be material to the financial statements.

  The Company also enters into maintenance agreements in connection with licenses of its application software under which revenue is recognized ratably over the term of the agreement, generally one year. Usage fees related to the Company's training, system hosting services, private online services and consulting services are recognized as the services are performed. Additionally, service revenue from contract software development projects, in which the Company develops specific technology for its customers, has been recognized on a percentage-of-completion basis.

  The Company has incurred net losses in each fiscal year since inception and, as of June 30, 1996, had an accumulated deficit of $40.0 million. The Company's operating expenses have increased substantially since

1994 as the Company made investments related to the development and introduction of OneServer. To date, all research and development costs have been expensed as incurred and have not been capitalized because capitalizable costs have not been material. The Company anticipates that operating expenses will continue to increase for the foreseeable future as it continues to develop its technology, increase sales and marketing efforts and establish and expand distribution channels. Accordingly, the Company expects to incur additional losses on a quarterly and annual basis for the foreseeable future.

  The Company's prospects are dependent upon the successful acceptance of OneServer and OrderStream by the market, and must be evaluated in light of the risks and uncertainties frequently encountered by companies dependent upon such early stage products. In addition, the Company's markets are new and rapidly evolving, which heightens these risks and uncertainties. To address these risks, the Company must, among other things, successfully implement its marketing strategy, respond to competitive developments, continue to develop and upgrade its products and technologies more rapidly than its competitors, and commercialize its products and services incorporating these enhanced technologies. There can be no assurance that the Company will succeed in addressing any or all of these risks. See "Risk Factors."

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of total revenue, items from the Company's statements of operations for the periods indicated.

                                                             SIX MONTHS
                           YEARS ENDED DECEMBER 31,        ENDED JUNE 30,
                          ------------------------------   -----------------
                            1993       1994       1995      1995      1996
                          --------   --------   --------   -------   -------
Revenue:
 License.................      26%        20%          3%        2%       38%
 Service.................      74         80          97        98        62
                          -------    -------    --------   -------   -------
  Total revenue..........     100        100         100       100       100
Cost of revenue:
 License.................       4          2           2         1         7
 Service.................      42         56          63        61       108
                          -------    -------    --------   -------   -------
  Total cost of revenue..      46         58          65        62       115
Operating expenses:
 Research and
  development............      41         20          56        27        56
 Sales and marketing.....      22         17          47        23       128
 General and
  administrative.........      34         24          39        36        31
 Termination of
  distribution rights....      --         --          47        73        --
                          -------    -------    --------   -------   -------
  Total operating
   expenses..............      97         61         189       159       215
                          -------    -------    --------   -------   -------
Loss from operations.....     (43)       (19)       (154)     (121)     (230)
Other income (expense)...      (7)        (3)        (11)       (7)        1
                          -------    -------    --------   -------   -------
Loss before income
 taxes...................     (50)       (22)       (165)     (128)     (229)
Provision (benefit) for
 income taxes............      --         --          --        --        --
                          -------    -------    --------   -------   -------
Net loss.................     (50)%      (22)%      (165)%    (128)%    (229)%
                          =======    =======    ========   =======   =======
Gross margin:
 License.................      87%        90%         51%       36%       81%
 Service.................      42         30          34        38       (74)

SIX MONTHS ENDED JUNE 30, 1995 AND 1996

 Revenue

  License. License revenue increased from $89,000 in the first six months of 1995 to $1.5 million in the first six months of 1996, primarily as a result of fees from licenses of the Company's OneServer application software which was first licensed in the fourth quarter of 1995. See "Business--Customers."

  Service. Service revenue decreased 55% from $5.5 million in the first six months of 1995 to $2.5 million in the first six months of 1996. In the first six months of 1995 service revenue consisted primarily of revenue associated with contract software development projects with AT&T Corporation ("AT&T") and Electronic Marketplace Systems, Inc., both of which terminated in June 1995 (the "Development Projects"). Service revenue in the first six months of 1996 consisted primarily of $1.4 million of revenue from private online services and $1.0 million of revenue from implementation services in connection with OneServer and OrderStream licenses. The Company expects that service revenue will decline as a percentage of total revenue due to the Company's focus on licensing OneServer and OrderStream.

 Costs of Revenue

  Cost of License. Cost of license revenue includes sublicense fees and expenses relating to product media, duplication and manuals. Cost of license revenue increased from $57,000 in the first six months of 1995 to $0.3 million in the first six months of 1996, and decreased as a percentage of license revenue from 64% to 19%.

  Cost of Service. Cost of service revenue consists of: costs of implementation services including fees of third-party contract developers and Company personnel costs; training and customer support costs for OneServer; costs associated with contract software development projects; and telecommunications, personnel costs and depreciation related to hosting services and the operation of the Company's private online service. Cost of service revenue increased from $3.4 million in the first six months of 1995 to $4.3 million in the first six months of 1996, and increased as a percentage of service revenue from 62% to 174%. The cost of service revenue in the first six months of 1995 was comprised primarily of costs associated with the Development Projects and the Company's private online service. In the first six months of 1996, cost of service revenue was impacted by charges totaling approximately $1.2 million in connection with certain fixed price contract obligations to implement the Company's software for customers, and costs associated with the Company's private online service. The contract obligations related to agreements with two customers under which the Company licensed its OneServer software and agreed to perform certain implementation services for a fixed price. The charges recorded related to implementation costs which are projected to exceed the implementation fees due under the agreements. The charges were recorded in the first quarter of 1996 in accordance with generally accepted accounting principles which provide that such charges must be recorded when they are probable and reasonably estimable. From time to time the Company may continue to enter into fixed price arrangements for its implementation services and currently has three arrangements, including the two described above. Such fixed price arrangements also could result in losses if there are delays or cost increases in implementation services or complexities associated with completion of the projects. See "Risk Factors-- Risks Associated with Complex Software Products; Lengthy Sales and Implementation Cycles."

 Operating Expenses

  Research and Development. Research and development expenses consist primarily of personnel and equipment costs. Research and development expenses increased 48% from $1.5 million in the first six months of 1995 to $2.2 million in the first six months of 1996, and increased as a percentage of total revenue from 27% to 56%. The increase in research and development expenses in total dollars and as a percentage of total revenue was attributable to increased staffing and associated support costs of software engineers required to expand and enhance the Company's product line, including development of OneServer and OrderStream. The Company expects research and development expense to continue to increase in absolute dollars.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries and commissions of sales and marketing personnel, and travel, marketing and promotional expenses. Sales and marketing expenses increased 295% from $1.3 million in the first six months of 1995 to $5.1 million in the first six months of 1996, and increased as a percentage of total revenue from 23% to 128%. The increase in sales and marketing expenses in absolute dollars and as a percentage of revenue was attributable to building a direct sales force and increasing marketing and promotional activities directed at developing its position in the emerging Internet-based packaged application software market. Historically, a large portion of the Company's revenue was generated without any related commission expense as such revenue was largely comprised of non-commissioned services. The Company expects sales and marketing expenses to increase in absolute dollars both as a result of higher marketing and sales costs related to increased promotional activities and increased commission expense associated with licenses.

  General and Administrative. General and administrative expenses consist primarily of salaries of financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. General and administrative expenses decreased 39% from $2.0 million in the first six months of 1995 to $1.2 million in the first six months of 1996 due primarily to higher professional service fees in the 1995 period. General and administrative expenses decreased as a percentage of total revenue from 36% in the first six months of 1995 to 31% in the first six months of 1996 due to lower total costs incurred compared to total revenue generated in the latter period. In the foreseeable future, the Company expects general and administrative expenses to increase in absolute dollars.

  Termination of Distribution Rights. The Company incurred a one-time expense of $4.1 million in the first six months of 1995 related to its termination of exclusive European distribution rights of its former European distributor. The distributor had acquired exclusive rights for distributing certain of the Company's software and services in Europe. The Company decided to negotiate the termination of the distributor's rights primarily because the distributor was not performing to the Company's standards and the Company wanted to reestablish control over its European distribution channel.

 Other Income (Expense)

  Other income (expense) consists primarily of interest expense. Net interest expense, which results principally from interest incurred under notes payable and capital lease obligations, was $0.3 million in the first six months of 1995.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

 Revenue

  License. Revenue from licenses was $1.0 million, $1.6 million and $0.3 million in 1993, 1994 and 1995, respectively, representing an increase of 60% from 1993 to 1994 and a decrease of 82% from 1994 to 1995. The increase in license revenue from 1993 to 1994 was attributable primarily to an increase in licenses of the Company's software introduced in 1993 for creation, access and operation of custom online services. The decrease in license revenue from 1994 to 1995 resulted primarily from a decrease in licenses of such software as the Company refocused its sales and marketing efforts on OneServer.

  Service. Service revenue was $2.8 million, $6.3 million and $8.3 million in 1993, 1994 and 1995, respectively, representing an increase of 123% from 1993 to 1994 and an increase of 31% from 1994 to 1995. Service revenue from online services in 1993, 1994 and 1995 was $2.7 million, $3.5 million and $3.0 million, respectively. The increase in service revenue from 1993 to 1994 and 1994 to 1995 was attributable primarily to revenue from the Development Projects. The Development Projects were terminated in June 1995.

 Costs of Revenue

  Cost of License. Cost of license revenue was $0.1 million, $0.2 million and $0.1 million in 1993, 1994 and 1995, respectively, representing 13%, 10% and 49% of license revenue for each respective period.

  Cost of Service. Cost of service revenue was $1.6 million, $4.4 million and $5.5 million in 1993, 1994 and 1995, respectively, representing 58%, 70% and 66% of service revenue for each respective period. The increase in cost of service revenue from 1993 to 1994 was due primarily to costs associated with the Development Projects. The increase in cost of service revenue from 1994 to 1995 was due primarily to the cost of converting the Company's private online service from a mainframe to a UNIX-based environment, as well as increased operating costs of the private online service.

 Operating Expenses

  Research and Development. Research and development expenses were $1.6 million, $1.6 million and $4.8 million in 1993, 1994 and 1995, respectively, representing 41%, 20% and 56% of total revenue in each respective period. A significant portion of the initial development costs related to OneServer were included in cost of service in 1994 and 1995 as such development was performed under the Development Projects. The increase in research and development expenses from 1994 to 1995 was attributable primarily to increased staffing and associated support costs of software engineers required to develop OneServer.

  Sales and Marketing. Sales and marketing expenses were $0.9 million, $1.4 million and $4.0 million in 1993, 1994 and 1995, respectively, representing 22%, 17% and 47% of total revenue for each respective period. The increase in sales and marketing expenses in absolute dollars from 1993 to 1994 and 1994 to 1995 was attributable to the Company's investment in building its direct sales force and related travel expense, increased promotional and marketing activities and expenses relating to the opening of regional sales offices.

  General and Administrative. General and administrative expenses were $1.3 million, $1.9 million and $3.3 million in 1993, 1994 and 1995, respectively, representing 34%, 24% and 39% of total revenue in each respective period. The increase in general and administrative expenses in absolute dollars from 1993 to 1994 resulted primarily from the addition of personnel. The increase in general and administrative expenses from 1994 to 1995 resulted primarily from the addition of personnel, including two senior executives, and expenses associated with capital raising activities.

  Termination of Distribution Rights. The Company had a one-time expense of $4.1 million in 1995 from the termination of exclusive European distribution rights of its European distributor. The distributor had acquired exclusive rights for distributing certain of the Company's software and services in Europe. The Company decided to negotiate the termination of the distributor's rights primarily because the distributor was not performing to the Company's standards and the Company wanted to reestablish control over its European distribution channel.

 Other Income (Expense)

  Net interest expense was $0.3 million, $0.2 million and $1.0 million in 1993, 1994 and 1995, respectively. Interest expense in 1995 consisted primarily of interest paid on bridge loans from existing stockholders, which were converted to equity in December 1995.

 Income Taxes

  The provision (benefit) for income taxes for 1995 reflects a reversal of the provision for income taxes for 1994 due to the utilization of net operating loss carrybacks to offset 1994 taxable income. The provision for income taxes for 1994 arises primarily as a result of the limitation on the utilization of net operating loss carryforwards under Section 382 of the Internal Revenue Code. At December 31, 1995, the Company had approximately $7.7 million of gross deferred tax assets consisting primarily of net operating loss carryforwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to the lack of earnings history of the Company. To support the Company's conclusion that a full allowance was required, management primarily considered the Company's history of operating losses and expected net losses for the foreseeable future. The Company will continue to assess the realizability of the deferred tax assets on actual and forecasted operating results. For information regarding the Company's provision (benefit) for income taxes and limitation on net operating losses and credit carryforwards, refer to Note 12 of the Notes to Financial Statements, which information is hereby incorporated by reference.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited financial information for each of the last six quarters. The information for each of these quarters includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of this information when read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future period.

                                              QUARTERS ENDED
                          ----------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1995      1995      1995      1995      1996      1996
                          --------  --------  --------- --------  --------  --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
 License................  $    35   $    54    $    34  $    165  $   404   $ 1,107
 Service................    3,009     2,455        693     2,128    1,059     1,418
                          -------   -------    -------  --------  -------   -------
  Total revenue.........    3,044     2,509        727     2,293    1,463     2,525
Cost of revenue:
 Cost of license........       40        17         41        42      134       149
 Cost of service........    1,913     1,463        842     1,233    2,209     2,089
                          -------   -------    -------  --------  -------   -------
  Total cost of
   revenue..............    1,953     1,480        883     1,275    2,343     2,238
Operating expenses:
 Research and
  development...........      449     1,059      1,834     1,468    1,174     1,052
 Sales and marketing....      590       704        984     1,700    2,480     2,628
 General and
  administrative........      693     1,301        774       563      546       675
 Termination of
  distribution rights...    4,057        --         --        --       --        --
                          -------   -------    -------  --------  -------   -------
  Total operating
   expenses.............    5,789     3,064      3,592     3,731    4,200     4,355
                          -------   -------    -------  --------  -------   -------
Loss from operations....   (4,698)   (2,035)    (3,748)   (2,713)  (5,080)   (4,068)
Other income (expense)..     (139)     (229)      (285)     (318)      15         6
                          -------   -------    -------  --------  -------   -------
Loss before income
 taxes..................   (4,837)   (2,264)    (4,033)   (3,031)  (5,065)   (4,062)
Benefit for income
 taxes..................       --        --         --       (26)      --        --
                          -------   -------    -------  --------  -------   -------
Net loss................  $(4,837)  $(2,264)   $(4,033) $ (3,005) $(5,065)  $(4,062)
                          =======   =======    =======  ========  =======   =======

  The following table sets forth the above unaudited quarterly financial information as a percentage of total revenue:

                                              QUARTERS ENDED
                          ------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                            1995     1995     1995      1995     1996     1996
                          -------- -------- --------- -------- -------- --------
Revenue:
 License................       1%      2%        5%        7%      28%      44%
 Service................      99      98        95        93       72       56
                            ----     ---      ----      ----     ----     ----
  Total revenue.........     100     100       100       100      100      100
Cost of revenue:
 Cost of license........       1       1         5         2        9        6
 Cost of service........      63      58       116        54      151       83
                            ----     ---      ----      ----     ----     ----
  Total cost of
   revenue..............      64      59       121        56      160       89
Operating expenses:
 Research and
  development...........      15      42       252        64       80       42
 Sales and marketing....      19      28       135        74      170      104
 General and
  administrative........      23      52       107        24       37       27
 Termination of
  distribution rights...     133      --        --        --       --       --
                            ----     ---      ----      ----     ----     ----
  Total operating
   expenses.............     190     122       494       162      287      173
                            ----     ---      ----      ----     ----     ----
Loss from operations....    (154)    (81)     (515)     (118)    (347)    (162)
Other income (expense)..      (5)     (9)      (39)      (14)       1        1
                            ----     ---      ----      ----     ----     ----
Loss before income
 taxes..................    (159)    (90)     (554)     (132)    (346)    (161)
Benefit for income
 taxes..................      --      --        --        (1)      --       --
                            ----     ---      ----      ----     ----     ----
Net loss................    (159)%   (90)%    (554)%    (131)%   (346)%   (161)%
                            ====     ===      ====      ====     ====     ====

  The Company has experienced and expects to continue to experience significant fluctuations in quarterly operating results that may be caused by many factors including, among others, the number, timing and significance of product enhancements and new product announcements by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the length of the Company's sales cycle, market acceptance of and demand for the Company's products, the pace of development of electronic commerce conducted on the Internet, the mix of the Company's products sold, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, nonrenewal of service agreements, software defects and other product quality problems, the Company's ability to attract and retain key personnel, the extent of international sales, changes in the level of operating expenses and general economic conditions. The Company anticipates that a significant portion of its revenue will be derived from a limited number of orders placed by large corporations, and the timing of receipt and fulfillment of any such orders is expected to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company expects to recognize the majority of its license revenue in the last month of each quarter. As a result, any delay in delivery of products at the end of a quarter could materially adversely affect operating results for that quarter. In addition, the Company intends, in the near term, to significantly increase its personnel, including its direct sales force. The timing of such expansion and the rate at which new sales people become productive could also cause material fluctuations in the Company's quarterly operating results. Furthermore, the operating results of many software companies reflect seasonal trends, and the Company expects to be affected by such trends in the future.

  Due to the foregoing factors, quarterly revenue and operating results are difficult to forecast. In addition, as a result of the Company's recent shift in business strategy, the Company's results of operations prior to fiscal 1996 should not be relied upon as indicative of future results. Revenue is also difficult to forecast because the market for Internet-based packaged applications software is rapidly evolving and the Company's sales cycle may vary substantially from customer to customer. Further, the Company's expense levels are based, in significant part, on the Company's expectations as to future revenue and are therefore relatively fixed in the short term. If revenue levels fall below expectations, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all the foregoing factors, in some future quarter the Company's operating results may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors--Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations to date primarily through the private sale of equity securities and the use of capitalized leases for equipment financing. The Company had working capital of $2.8 million at June 30, 1996.

  Net cash used in operating activities was $2.0 million in 1993, net cash generated by operating activities was $1.4 million in 1994 and net cash used in operating activities in 1995 was $14.9 million. Net cash used in operating activities in 1995 consisted primarily of net losses plus a decrease in deferred revenue, offset in part by the issuance of stock in connection with the termination of the Company's contract with its German distributor. Net cash used in operating activities in the first six months of 1996 was $6.8 million resulting primarily from a net loss, offset in part by an increase in accrued liabilities related in part to the $1.2 million charges taken in the first six months of 1996 and increased bonus accruals.

  During 1993, 1994, 1995 and for the six months ended June 30, 1996, the Company used $0.6 million, $1.6 million, $1.8 million and $0.8 million, respectively, in investing activities, primarily as a result of the purchase of furniture and equipment. Net cash provided by financing activities in 1993, 1994 and 1995 was $2.6 million, $1.8 million and $28.0 million, respectively. Net cash provided by financing activities in 1995 resulted primarily from the Company's private equity financing in December 1995. Net cash provided by financing activities was $0.5 million in the first six months of 1996 resulting primarily from a second closing of the Company's private equity financing in the first quarter of 1996. In addition, in July 1996, the Company issued in a private placement 272,750 shares of Series G Preferred Stock (convertible into an equal number of shares of Common Stock upon completion of the offering) to a wholly-owned subsidiary of Fruit of the Loom, Inc., one of the Company's customers, for an aggregate purchase price of $3.0 million. See "Certain Relationships and Related Transactions."

  The Company believes that the proceeds from the offering, existing cash balances and funds that may be generated from operations will be sufficient to finance the Company's currently anticipated working capital requirements through the end of 1997. There can be no assurance, however, that the Company's actual needs will not exceed anticipated levels, or that the Company will generate sufficient revenue to fund its operations in the absence of other sources. There also can be no assurance that any additional required financing will be available through bank borrowings, debt or equity offerings or otherwise, or that if such financing is available, it will be available on terms favorable to the Company or its stockholders.

                                   BUSINESS

  The following description of the Company's business should be read in conjunction with the information included elsewhere in this Prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus.

OVERVIEW

  CONNECT designs, develops, markets and supports industrial strength, scaleable software applications for Internet-based interactive commerce. CONNECT application software and services are designed to reduce the time and overall cost for businesses to implement and maintain a secure sales, marketing and order capture capability on the World Wide Web (the "Web"). The Company's software supports key functions necessary for large-scale interactive commerce, including user registration, multimedia catalog and content management, dynamic merchandising, order capture and management, security, payment processing, enterprise integration and systems administration.

  CONNECT's core product, OneServer, is a cross-industry packaged software application for Internet-based interactive commerce, including sales, marketing and order capture. In addition, the Company offers OrderStream, its first preconfigured implementation of OneServer for business-to-business interactive commerce in selected vertical markets. CONNECT's applications are designed to support large numbers of purchasers, products and transactions. The Company's object-oriented software architecture and robust transaction manager tightly integrate OneServer and OrderStream with a relational database to provide increased system performance and transaction capacity. The Company and its Solution Partners offer a broad range of services to implement, support and operate CONNECT's applications.

INDUSTRY BACKGROUND

  In today's competitive global business environment, companies are seeking to streamline their business processes in order to lower costs, forge closer relationships with customers and suppliers and increase market share, revenue and profits. Companies have concentrated their efforts on reengineering and automating their internally focused business processes such as manufacturing, product development, finance and administration. However, the traditional direct and indirect methods that companies use to market and sell products and to capture customer orders continue to rely heavily on human involvement, paper-based systems, physical infrastructure and costly advertising and promotion.

  Direct sales methods allow companies to target buyers, customize the sales process and build close customer relationships, but often require large investments and result in high fixed operating costs. Multi-tier distribution methods using resellers, distributors or dealers involve one or more steps between the original supplier and the customer. These multi-tier distribution methods often result in substantial product inventory at each step, reduce control over merchandising and pricing, and limit opportunities to build value-added relationships with customers. Catalog-based distribution provides broader coverage at lower cost and offers greater control over merchandising and pricing. However, catalog-based distribution involves expensive printing and delivery costs, restricts the form and volume of product information presented and limits interaction with customers.

 Recent Approaches to Automating Sales, Marketing and Order Capture

  Many companies have tried to leverage the power of computers and telecommunications to automate business processes, including sales, marketing and order capture. These companies have sought to combine the benefits of direct and indirect sales channels with electronic order capture and management. Approaches to date have included systems based upon electronic data interchange (EDI) standards, industry-specific proprietary electronic commerce systems and packaged enterprise applications. Each of these approaches, however, has provided only a partial or narrowly focused solution.

  EDI is a set of uniform formats for commercial documents such as invoices and purchase orders that allows computers to exchange such documents without human intervention. EDI automates the flow of transaction information among buyers and sellers and the back-office work associated with transactions. Systems based on EDI standards have been adopted by a number of companies and industries in order to link single companies with multiple suppliers or to automate certain aspects of the distribution process for entire industries. Widespread adoption of EDI in an industry has required either a dominant buyer or a critical mass of connected trading partners and, in many industries, has been hampered by the cost and complexity of implementation. While systems based on EDI standards have offered advantages over paper-based systems, such systems have not been designed to support a full range of sales, marketing and order capture functions.

  Several industries have adopted industry-specific information systems to automate aspects of the sales, marketing and order capture processes. These custom systems typically have been deployed by industry leaders, and have included the Sabre reservation system deployed by American Airlines and the order and inventory management systems deployed by McKesson Corporation and Baxter International Inc. Such proprietary systems are designed to provide more revenue and a higher level of customer service by linking companies, distributors and customers. While these systems have helped solidify customer relationships and resulted in competitive advantages, they are costly and difficult to implement and maintain due to custom development costs, networking costs and the need for proprietary client-side software.

  More recently, companies have made large investments to replace their core business systems with client/server enterprise applications to decrease costs, increase revenue and improve customer service. Packaged enterprise applications such as those offered by Baan, PeopleSoft, and SAP support a range of business functions such as finance, accounting, human resources, manufacturing and distribution. Although these applications provide substantial benefits by integrating business functions within an enterprise, they are not designed to extend outside the enterprise to directly link a company with its customers, suppliers and other trading partners.

 The Internet as an Interactive Commerce Medium

  The Internet is emerging as a powerful new medium for interactive commerce, including sales, marketing and order capture. The Internet has the potential to address many of the limitations of existing approaches. Key benefits of the Internet include direct access to millions of users, an open, standards-based architecture, a global communications infrastructure and the capability to deliver multimedia content. The Internet provides a cost-effective mechanism to extend a company's internal systems to directly link to its customers and trading partners. It also allows a company to establish a global sales and marketing presence and order capture capability.

  The adoption of the Internet as a medium for sales, marketing and order capture is still in its early stages. To date, companies have used the Internet primarily to publish marketing materials and company literature in digital format on the Web. This approach has provided a cost-effective method of distributing information, but has not significantly enhanced customer interaction or captured substantial new revenue. Recently, some companies have established Web sites that allow the purchase and sale of goods and services. While these sites provide an interactive user experience, they require complex custom software that is costly and difficult to build and maintain, and in general, are not designed to scale to support large numbers of purchasers, products and transactions.

  For the Internet to achieve widespread adoption as an interactive commerce medium, the Company believes Web-based interactive commerce solutions must support all elements of sales, marketing and order capture from merchandising through transaction processing. These solutions also must leverage the multimedia and interactive potential of the Web and integrate with enterprise systems to leverage companies' technology investments and existing information resources. Finally, Internet-based solutions need to enable central system management and provide a high degree of security.

  In order to realize the full potential of Internet-based interactive commerce, CONNECT believes that companies will require cost-effective, scaleable and industrial strength software applications that can be rapidly deployed with minimal customization. In other computing environments, packaged applications were developed to address these time-to-market and cost concerns. Similarly, the Company believes that the compelling economics of packaged software applications compared to custom development will drive the growth of an Internet-based packaged applications market. Forrester Research estimates that the market for all Internet-based packaged applications, including electronic commerce applications, (which Forrester does not separately estimate), will grow from less than $1.0 million in 1995 to over $1.7 billion in 1999 (excluding browsers, servers, development tools and applets).

CONNECT SOLUTION

  CONNECT offers a comprehensive software and services solution that is designed to enable businesses to quickly, securely and cost effectively implement an Internet-based interactive commerce capability. This sales, marketing and order capture channel complements existing sales channels and enables customers to seek to capture new revenue by leveraging the capabilities of the Internet. CONNECT refers to this complementary new channel as the Virtual Sales Channel.

                             The CONNECT Solution
                             [CHART APPEARS HERE]

  CONNECT's core product, OneServer, is a cross-industry packaged software application for Internet-based interactive commerce, including sales, marketing and order capture. In addition, in June 1996, the Company commercially released OrderStream, its first preconfigured implementation of OneServer for business-to-business interactive commerce in selected vertical markets. The Company and its Solution Partners also offer a broad range of services to support its applications. The Company's products and services offer the following benefits:

  . Faster Time to Market. The Company believes that rapid implementation is critical to success in the Internet-based interactive commerce applications market. The Company's software incorporates key functions designed to permit rapid implementation, including user registration, advertising, multimedia catalog and content management, dynamic merchandising, browsing and searching, order capture, order management, usage tracking, security, payment processing, enterprise integration, and system administration. OneServer's HTML (Hypertext Markup Language) template engine and business object architecture minimize the need for custom software code, allowing rapid implementation to meet a company's specific requirements. To further accelerate time to market, the Company intends to develop a series of preconfigured implementations of OneServer tailored to meet the interactive commerce requirements of selected vertical markets. The Company's first such application, OrderStream, was commercially released in June 1996.

  . Lower Cost of Ownership. CONNECT's solution is designed to reduce the overall cost of deploying and maintaining an Internet-based interactive commerce application. The Company's open architecture, pre-built functions and integrated approach limit custom coding, thereby reducing implementation and ongoing maintenance costs.

  . Industrial Strength, Scaleable Applications. The Company's applications are designed to support large numbers of purchasers, products and transactions and are based on a foundation of industry-standard technology. The Company's software can be integrated with existing enterprise systems and business processes, offers state-of-the-art security and supports the critical requirements for high capacity interactive commerce.

CONNECT STRATEGY

  The Company's goal is to be the leading provider of packaged applications software for Internet-based interactive commerce. The key elements of the Company's strategy are as follows:

  Provide Comprehensive Solutions. The Company's strategy is to provide the software and services necessary for businesses to quickly, securely and cost-effectively implement an Internet-based interactive commerce channel. CONNECT's application software provides the broad range of functions necessary for interactive commerce including marketing, merchandising, sales, order management, administration and integration with enterprise systems. The Company's comprehensive solution complements customers' existing sales channels.

  Target Large Corporations in Selected Vertical Markets. In order to expand market share and establish a leadership position, the Company plans to target specific vertical markets. The Company has identified a number of market segments that it believes have a current need for packaged Internet-based interactive commerce applications, including: (i) business-to-business suppliers such as resellers and distributors of computer hardware and software, electronic components and office equipment and supplies; (ii) consumer retailers, such as specialty and direct mail retailers and general merchandisers; and (iii) industries employing multi-tier distribution including apparel, food and beverage and consumer appliance and electronics manufacturers. The Company intends to leverage existing customer relationships in order to expand its business into each of these areas. In addition, the Company intends to develop a series of preconfigured implementations of OneServer, tailored to meet the specific requirements of these vertical markets. OrderStream, the first such application, targets catalog-based business-to-business suppliers.

  Exploit Technology Leadership. The Company believes its significant technology base is one of its core competitive differentiators. The Company plans to continue to invest significant resources to maintain its technology leadership position and to provide industry-leading interactive commerce solutions. The Company's software applications integrate a powerful transaction manager, object-oriented architecture and sophisticated HTML template engine with an industry standard relational database management system. The Company believes it was among the first to integrate a comprehensive client/server architecture with Web-based technology. For example, in addition to universal browser support, OneServer's architecture supports client software developed with standard tools such as Java, Visual Basic and C/C++. In addition, the Company will continue to support and integrate relevant Internet and client/server software standards as they emerge.

  Leverage Third-Party Providers. A key element of the Company's strategy is to continue to expand its strategic relationships with third-party software, service and hardware providers. The Company believes that such relationships increase the visibility of its application software in the marketplace and enable the Company to supplement its core products and services to provide a comprehensive solution to customers. As part of this strategy, the Company integrates into its software applications certain software from Oracle, Fulcrum and RSA. Solution Partners also include platform providers such as hardware companies, solution enhancement providers such as software companies, professional service providers to assist with development and implementation of the CONNECT solution, and design firms that participate in Web site development.

  Expand Sales and Distribution Capability. The Company intends to expand its sales and distribution infrastructure domestically and internationally to increase sales coverage and capture market share. The Company plans to leverage its direct sales efforts by pursuing sales prospects generated by Solution Partners and by selling through value-added resellers, as well as establishing other indirect sales channels.

PRODUCTS AND SERVICES

 OneServer

  CONNECT's core product, OneServer, is a software application for Internet-based interactive commerce. OneServer integrates the key features and functions necessary to implement a Virtual Sales Channel. CONNECT's customers license OneServer and, using the Company's professional services capabilities or those of a Solution Partner, tailor OneServer to the specific needs of their businesses. OneServer is designed to enable CONNECT's customers to quickly, securely and cost-effectively implement an Internet-based sales, marketing, and order capture capability. For sellers, benefits include more control over order execution, customer specific promotions, better product and pricing information and tighter relationships with purchasers. The key business benefits for purchasers include expedited purchasing, lower cost and 24-hour availability.

  OneServer Version 1.0 was commercially released in September 1995, and Version 1.2 was commercially released in June 1996. OneServer has been licensed to nine customers, three of which have implemented OneServer commercially. OneServer offers the following key functionality:

                            ONESERVER FUNCTIONALITY
          [DIGITIZED ARTWORK OF ONESERVER FUNCTIONALITY APPEARS HERE]

  The Company has licensed its OneServer software to customers for fees ranging from approximately $100,000 to approximately $800,000. Fees for professional services and annual fees for maintenance and support are additional. The amount of revenue derived from a particular sale depends upon a number of factors including the number of computer processors, complexity of the customer application supported, amount of necessary customization and other factors.

 OrderStream

  OrderStream is a preconfigured implementation of OneServer tailored for business-to-business interactive commerce in selected vertical markets. These vertical markets include resellers and distributors of computer hardware and software, electronic components and office equipment and supplies. OrderStream includes pre-built OneServer business objects and a set of preconfigured HTML templates (Web pages) designed to support the specific requirements of these markets. OrderStream was commercially released in June 1996. OrderStream has been licensed to two customers, neither of which is operating OrderStream commercially.

  OrderStream includes the following features in addition to those provided by its OneServer foundation:

      BUSINESS PROCESS            ADDITIONAL ORDERSTREAM FUNCTIONALITY
    --------------------------------------------------------------------------------
      Marketing and
       Merchandising              . Customer-specific catalog and pricing
                                  . Feature-specific product search
                                  . Automated catalog creation and update through
                                    bulk data importation
                                  . User interface screens for catalog, SKU and
                                    product management
                                  . Seller-branded product catalogs
                                  . Custom product designations (e.g., preferred
                                    items and required approvals)
    --------------------------------------------------------------------------------
      Sales and Order Management  . Real-time inventory availability checking
                                  . User interface screens for customer service and
                                    order capture
                                  . Order review, routing, approval and rejection
                                  . Order status tracking
                                  . Purchase controls by buyer, frequency and dollar
                                    amount
    --------------------------------------------------------------------------------
      Administration and          . OrderStream-specific APIs (e.g., inventory
       Integration                  availability and order status)
                                  . Electronic data interchange (EDI)

  The Company licenses OrderStream at a premium to OneServer license fees. Each OrderStream license includes a OneServer run-time sublicense. As with OneServer, the Company charges separately for professional services and annual fees for maintenance and support. The amount of revenue derived from a particular sale depends on a number of factors, including the number of computer processors, complexity of the customer application supported, amount of necessary customization and other factors.

 Services

  The Company provides a full range of services to support the licensing of its software applications. These services include project implementation and training, maintenance and support, system hosting and online services. To retain its focus on technology and software development, the Company leverages its own capabilities through relationships with leading third-party providers of systems integration and design services. The Company believes that the quality and breadth of these services are an important competitive advantage.

  Implementation and Training. The Company offers fee-based services to help customers design and implement OneServer and OrderStream applications. The Company and its Solution Partners work closely with customers to clarify the project business case, define project scope and establish a project plan and schedule. In addition, the Company offers fee-based education and training on the use of its products to customers and third-party implementation partners.

  Maintenance and Support. The Company provides software maintenance including product updates and technical support to its customers and Solutions Partners. The Company offers two levels of support which differ in the hours that the customer may access support personnel. Fees charged depend upon the support level and size of the customer's application.

  Hosting Services. CONNECT offers system hosting services for its customers' OneServer and OrderStream applications. These services include installing the application on a remote server located at CONNECT's headquarters or a Solution Partner's site, maintaining and administering the database, and other system management services. The Company provides these services on a fee basis to customers who do not want to operate and manage their own Internet-based applications. The Company is actively recruiting Solutions Partners to provide such hosting services.

  Online Services. Since 1988, the Company has provided private online services to various businesses and other organizations. These services include e-mail, user forums and access to public and private information resources and are marketed under the CONNECT Online brand name. These services may be accessed by registered users through the Web or proprietary client software. As of June 30, 1996, approximately 15,000 users in multiple organizations were using these services.

 Licensing and Third-Party Software

  The Company typically provides its software products to its customers under nonexclusive object code licenses. Generally, CONNECT sublicenses to its customers third-party software integrated in the Company's software, including a relational database management system from Oracle, a text search engine from Fulcrum and encryption technology from RSA. The Company's customers also may obtain such licenses directly from such third-party software vendors. See "Risk Factors--Dependence upon Certain Licenses."

CUSTOMERS

  As of June 30, 1996, CONNECT had licensed OneServer or OrderStream to the following customers: Ameritech Corporation; ARI Network Services, Inc.; Compaq Computer Corporation; ENTEX Information Services ("ENTEX"); Evergreen, Inc.; First Data Corporation; Fruit of the Loom, Inc. ("Fruit of the Loom"); PhotoDisc; Reader's Digest; Time Warner Cable; and World Merchandise Exchange ("Womex"). Three customers are operating OneServer commercially, while the other OneServer licensees are in the process of implementing OneServer applications. The Company commenced marketing its OrderStream product in May 1996 and released it commercially in June 1996. The OrderStream product has been licensed to two customers, neither of which is operating OrderStream commercially.

  Below are examples of how customers are using or expect to use CONNECT's application software and services to create Internet-based sales, marketing and order capture capability. These customers also have retained certain of CONNECT's Solution Partners to assist with systems integration and user interface design.

  PhotoDisc. PhotoDisc is a leading distributor of digital stock photography for the marketing, publishing and multimedia markets. In October 1995, PhotoDisc introduced PhotoDisc Online, a custom application based on OneServer that supports a fully-automated sales and distribution channel over the Internet for its digital photographs. The application features a searchable database of more than 15,000 images representing 60,000 individual resolutions organized in multiple catalogs. PhotoDisc customers may browse individual catalogs, or search by categories or text description in each or all catalogs. Customers can select, download and license photos and images. Purchases can be made online using a PhotoDisc account or by credit card. The system also provides for promotional campaigns and new customer registration. PhotoDisc Online was launched in October 1995. The PhotoDisc site has won multiple awards, including USA Today Web Site of the Week and a NewMedia INVISION Gold Award. The Company and PhotoDisc have entered into a software license agreement pursuant to which PhotoDisc received a non-exclusive, non-transferable, perpetual license to use OneServer on a designated platform in exchange for paying certain one-time license fees to CONNECT. The agreement also provides for additional fees to be paid for optional training, software support and other professional services.

  Fruit of the Loom. Fruit of the Loom, a leading apparel manufacturer, selected OneServer as the platform to implement a secure Web-based order management application for its Activewear Division. Fruit of the Loom intends to establish Web sites and order management applications built on OneServer for 45 of its largest distributors. These Web sites are designed to enable 30,000 screen shops to order Fruit of the Loom and other apparel makers' products from these distributors 24 hours a day, seven days a week. The application is intended to support complex, multi-line orders and inventory checks; recommend substitutions for out-of-stock items; conduct a multi-warehouse search by zip code; and incorporate customer-specific considerations based on customer profiles and buying histories. The system is being designed to capture incremental revenue and more closely link Fruit of the Loom to its distributors. Fruit of the Loom's application has operated commercially since June 15, 1996. See "Certain Relationships and Related Transactions." The Company and Fruit of the Loom have entered into a software license agreement pursuant to which Fruit of the Loom received a non-exclusive, non-transferable, perpetual license to use OneServer on a designated platform in exchange for paying certain one-time license fees to CONNECT. The agreement also provides for additional fees to be paid for optional training, software support and other professional services.

  ENTEX Information Services. ENTEX Information Services is a provider of computer and network products and related services. In a major initiative to provide additional value-added services to its corporate customers, ENTEX has retained CONNECT to develop a virtual sales channel for its customers using a pre-release version of the Company's OrderStream product. ENTEX will provide information on its 20,000 computer and technology products over the Internet, enabling ENTEX's business customers to directly order products and services. The ENTEX application will provide online catalogs tailored to each customer. The application automates ENTEX's order capture and provides services that assist ENTEX's customers in managing the purchase process. ENTEX expects to launch the application in late 1996. The Company and ENTEX have entered into a software license agreement pursuant to which ENTEX received a non-exclusive, non-transferable, perpetual license to use OrderStream on a designated platform in exchange for paying certain one-time license fees to CONNECT. The agreement also provides that for a fixed fee CONNECT will perform implementation services for ENTEX in connection with ENTEX's deployment of OrderStream. The agreement provides for additional fees to be paid for optional training, software support and other professional services.

  Time Warner Cable Programming, Digital Marketing Group--DreamShop. Time Warner Cable is using the OneServer application to develop an advanced transactional platform that supports DreamShop, Time Warner Cable's upscale digital shopping mall. The DreamShop platform expects to relaunch with 20 to 25 merchants, including Eddie Bauer, Sharper Image and Spiegel, with plans to expand. The new DreamShop will allow consumers to shop for products from multiple retailers and to purchase the products online in a single transaction. Time Warner Cable expects to launch the DreamShop transactional platform in September 1996. The Company and Time Warner Cable have entered into a software development and license agreement pursuant to which Time Warner Cable received a non-exclusive, non-transferable, perpetual license to use OneServer on a designated platform in exchange for paying certain one-time license fees to Connect. The agreement also provides that for a fixed fee Connect will perform implementation and custom software development services for Time Warner Cable in connection with the deployment of DreamShop. The agreement provides for additional fees to be paid for optional training, software support and other professional services.

  There can be no assurance that the applications that have not yet been implemented will be deployed on a timely basis. Delays on implementation could have an adverse effect on the Company's revenues and results of operations. See "Risk Factors--Risks Associated with Complex Software Products; Lengthy Sales and Implementation Cycles."

  During 1995, AT&T accounted for 52% of the Company's revenue pursuant to a contract software development project. During the first six months of 1996, Fruit of the Loom, Time Warner Cable and HandsNet, Inc., accounted for 25%, 17% and 11%, respectively, of the Company's revenue. No other customer accounted for more than 10% of the Company's revenue in any such period.

TECHNOLOGY

  The Company's technology represents a third generation software architecture based on the Company's experience in the online services market. The Company's software architecture is comprised of six tightly integrated layers:

                           Multi-Layer Architecture
       [DIGITIZED ARTWORK OF MULTI-LAYER ARCHITECTURE APPEARS HERE]

    Client Support. OneServer works with leading Web browsers and supports HTML and Web standards such as HTTP (Hypertext Transfer Protocol) and SSL (Secure Sockets Layer), an encryption-based security protocol. In addition, for more complex applications, OneServer supports Microsoft's Visual Basic and Visual C++ programming languages, as well as Sun Microsystems' Java, a network-specific programming language.

    HTML Template Engine. The OneServer HTML Template Engine separates the management of database content from the presentation format. The HTML Template Engine combined with the Object Manager reduces the amount of custom code and CGI (Common Gateway Interface, a standard for interfacing external applications with information servers) scripting needed to dynamically create HTML pages, thereby improving time to market, lowering maintenance costs and improving system performance.

    Transaction Manager. OneServer's Transaction Manager offers robust security and authentication protection. The Transaction Manager features multi-processing and multi-threading, thereby enabling OneServer and OrderStream to scale across multiple processors to accommodate large numbers of purchasers, products and transactions. In addition, the Transaction Manager ensures application-wide data consistency regardless of data type (e.g., text, graphic and structured), and includes the Company's RAMP (Reprioritizable Asynchronous Multi-threaded Protocol), a client/server protocol for handling transactions, as well as a transaction dispatcher and monitor.

    Business Objects. OneServer includes pre-packaged business functionality or objects designed for use in interactive commerce. Customers can extend these objects or build new objects quickly and easily to match precise business requirements. The pre-packaged objects support common sales and marketing and other business functions including user registration, advertising, multimedia catalog and content management, dynamic merchandising, browsing and searching, order management, security and authorization, transaction processing, enterprise integration and system administration.

    Object Manager. The OneServer Object Manager defines and manages objects thereby extending the capabilities of the Oracle 7 database to handle custom and predefined objects, including multimedia objects. These capabilities are designed to allow customers to create robust, complex and flexible data models. The Object Manager hides storage and access complexities, allowing the customer to focus on automating business processes. The Object Manager allows objects to be extended by inheriting characteristics from multiple parent objects, reducing data redundancies and extraneous coding requirements. An object's attributes can be accessed through the Internet-based URL reference instead of custom code.

    Industry Standard Technology. OneServer incorporates industry-leading technology as part of its architecture, including the Oracle 7 relational database management system, the Fulcrum text search engine and RSA encryption. The tight integration between the Oracle 7 database and OneServer results in increased system performance and transaction capacity. The Company's software applications run on the HP-UX 10 and Sun Solaris 2.4/2.5 versions of the UNIX operating system.

MARKETING AND SALES

  CONNECT's marketing efforts are focused on increasing awareness of CONNECT and its products in selected target markets, and positioning CONNECT as a leading interactive commerce software provider. CONNECT marketing programs have three primary goals: market education and awareness, sales effectiveness and product management. The Company's market education and awareness activities include seminars, speaking engagements and sponsorship of market studies by leading industry analysts. In addition, CONNECT utilizes direct mail, public relations, trade shows, telemarketing and innovative sales tools to disseminate its marketing message and improve sales effectiveness. CONNECT's product management staff works with customers and industry experts to ensure that the Company's products will satisfy market requirements.

  The Company currently sells its products and related services using two channels: a direct sales model and a "leveraged" direct sales model (using leads referred by Solution Partners). The Company's selling efforts generally focus on senior level executives in large corporations. The Company intends to expand distribution of its OneServer product in the future to include indirect sales channels, such as value-added resellers (VARs). In addition, the Company engages in joint marketing efforts with Fruit of the Loom.

  The Company markets and sells its products and services through an organization consisting of 32 employees as of June 30, 1996, based at the Company's corporate office in Mountain View, California, and offices in Lisle, Illinois and Stamford, Connecticut. Currently, all international sales activity is coordinated through the Company's headquarters.

SOLUTION PARTNERS

  A key element of the Company's strategy is to continue to expand its strategic alliances with Solution Partners. The Company believes that such relationships promote the visibility of the OneServer application and enable the Company to supplement its core products and services to provide a complete solution. The Company's Solution Partners can be segmented into the following four categories:

  Technology Providers. CONNECT has incorporated industry-leading software into its products. The Company licenses and resells software from Oracle (relational database management system), Fulcrum (text search engine) and RSA (encryption). The Company also engages in joint marketing activities with other technology companies, including Hewlett-Packard and Sun Microsystems.

  Solution Enhancement. CONNECT is working with other companies that offer additional complementary solution elements. These include First Data Corporation (payment processing), CyberCash, Inc. (payment processing), Verisign, Inc. (authentication), Brio Technology, Inc. (reporting tools), Media Share (content management tools) and BBN Planet Corporation (Internet access).

  Professional Services. CONNECT works with a group of leading professional services organizations to assist customers in implementing OneServer and OrderStream. These organizations include Cambridge Technology Partners, ClearSystems, Inc. Computer Sciences Corporation, Compuware Corporation, Logica plc, Sage Solutions, Inc. and Sapient Technologies, Inc. These providers perform services such as business process reengineering and integration, database design and application development.

  Creative Partners. CONNECT works with organizations that specialize in the creative aspects of developing Web sites. These organizations include CKS Partners Ltd., Eagle River Interactive Inc., Poppe Tyson Advertising & Public Relations, Ikonic Interactive Inc., Organic Online, Studio Archetype (formerly Clement Mok Designs, Inc.) and Thomas Nicholson. These firms frequently are an important initial contact point for companies exploring interactive commerce applications and are important sources of referrals for the Company.

RESEARCH AND DEVELOPMENT

  Since inception, the Company has made substantial investments in research and product development. The Company spent $1.6 million in 1993, $1.6 million in 1994, $4.8 million in 1995 and $2.2 million in the first six months of 1996, and expects to increase research and development expenses in 1996. The Company's current software products have been developed primarily by its internal product development staff. A significant portion of the Company's development efforts during 1994 and 1995 were performed under the Development Projects. In general, under these Development Projects the Company retained ownership of the technology being developed subject, in certain cases, to nonexclusive licenses granted to the Company's customers. The Company's research and development efforts are currently focused primarily on adding functionality to the Company's OneServer application and developing new implementations of OneServer for selected vertical markets. The Company's research and development staff consisted of 32 employees as of June 30, 1996. In the future, the Company intends to increase its development staff. The level of research and development costs will vary, however, depending upon the amount of development work being performed by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company's success will depend upon its ability to develop new products and provide new services that meet changing customer requirements. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product and service introductions. As a result, the Company may be required to change and improve its products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. There can be no assurance that the Company can successfully respond to changing technology, identify new product opportunities or develop and bring new products and services to market in a timely manner. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements and new services that are compatible with industry standards and that satisfy customer requirements would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence upon Product Development; Risks of Technological Change and Evolving Industry Standards."

COMPETITION

  The market for interactive commerce software is new, rapidly evolving and intensely competitive. The Company expects competition to intensify in the future.

  The Company competes with vendors of prepackaged electronic commerce software, vendors of software tools for developing electronic commerce applications, system integrators and providers of business application software. In addition, potential customers may elect to develop their own interactive commerce solutions. The Company's competitors include OMI, Illustra, BroadVision and Netscape. The Company expects additional competition from other emerging and established companies, including Microsoft and Oracle, both of which have announced products for Internet-based electronic commerce. In addition, in June 1996 Microsoft announced that it has entered into an agreement to acquire eShop Inc., a provider of software programming tools for creating electronic commerce applications. The Company's potential competitors also include a number of successful client/server applications software companies, such as Baan, PeopleSoft and SAP, and EDI solution vendors, including Sterling Commerce and GEIS.

  Many of these competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than the Company and to bundle their products in a manner that may discourage users from purchasing products offered by the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete effectively with competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that rapid implementation of software applications is critical to success in the Internet-based interactive commerce applications market. The Company has a limited history in implementing its products and there can be no assurance that the Company will be able to meet customer needs and expectations in this regard. Additional competitive factors affecting the market for the Company's services and software products include vendor and product reputation, architecture, functionality and features, ease of use, time-to-market, quality of support, product quality, performance and price. Based on these factors, the Company believes that it has competed effectively to date. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technical change and competitors' innovations. Performance in these areas will, in turn, depend upon the Company's ability to attract and retain highly qualified technical and sales personnel in a competitive market for experienced and talented software developers, sales representatives and managers.

PROPRIETARY RIGHTS

  The Company relies on trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. The Company does not currently have any patents or pending patent applications. The Company believes that, due to the rapid pace of technological innovation for Internet products, the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel, new product developments, frequent product enhancements, and name recognition than upon the legal protections afforded its existing technology. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate. There can be no assurance that its agreements with employees, consultants and others who participate in the development of its software will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the Company's efforts to protect its rights through trademark and copyright laws will not fail to prevent the development and design by others of products or technology similar to or competitive with those developed by the Company.

  The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps and there can be no assurance that third parties will not assert infringement claims against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  On March 25, 1996, PhotoDisc, one of the Company's licensees of OneServer, was sued, along with 21 other defendants including AGFA, Axcis, SPC and others, in the Federal District Court in Connecticut, by E-data. In the litigation against PhotoDisc, E-data alleges that PhotoDisc is infringing E-data's U.S. Patent No. 4,528,643 issued July 9, 1985, entitled "System for Reproducing Information in Material Objects at Point of Sale Location," in connection with electronic distribution of images on the Internet. E-data has also sued other defendants including Broderbund, CompuServe, Adobe and others in the Federal District Court in New York City. PhotoDisc recently tendered the defense of its E-data litigation to the Company.

  The Company is currently reviewing the infringement claims made by E-data against PhotoDisc. Based upon its initial review of the E-data patent and the nature of the claims and the Company's indemnity obligations, and after consultation with counsel, management believes that the resolution of this matter will not have a material adverse effect on the Company's business, operating results and financial condition. However, given the early stage of the litigation and the complex technical issues and uncertainties in patent litigation, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that E-data will not prevail in the current litigation or that it will not bring similar claims against other licensees of the Company. If E-data were to prevail, PhotoDisc could be required to pay damages to E-data for the infringement of its patent and enter into a licensing or royalty arrangement in order to continue to conduct its business in the same manner. There can be no assurance that the amount of such damages would not be material or that such license or royalty arrangement would be available on acceptable terms. Under the terms of its license with PhotoDisc, the Company may be required to defend against the E-data claim and to indemnify PhotoDisc for some or all of its losses in connection with the litigation, any settlement or judgement and any ongoing license or royalty fees. In addition, whether or not the Company were to prevail in any defense of PhotoDisc, such litigation could be time consuming and costly to defend.

  The Company relies in part on certain technology which it licenses from third parties, including encryption technology from RSA. RSA is currently in litigation with Cylink pursuant to which Cylink alleges that RSA's encryption technology infringes certain Cylink patents and asserts that RSA has no right to sublicense such technology. If it is determined that RSA is unable to sublicense this technology to the Company, the Company may be deemed to be infringing Cylink's patent rights. The Company is unable to predict the outcome of the dispute between RSA and Cylink, but if the Company were deemed to be infringing Cylink's patent rights, the Company could be required to pay damages to Cylink and possibly enter into a royalty or licensing agreement with Cylink. Such royalty or licensing agreement, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Risk Factors--Dependence upon Proprietary Rights; Risks of Infringement."

EMPLOYEES

  At June 30, 1996, CONNECT employed 130 people full time, of whom 32 were involved in sales and marketing, 37 were involved in services, 32 were involved in research and development and 29 were involved in finance, administration and operations. The Company has not experienced any work stoppages and considers its employee relations to be good.

FACILITIES

  The Company is headquartered in Mountain View, California, where it leases an aggregate of approximately 30,000 square feet of space which houses administrative, sales and marketing, customer service and product development activities. The Company's field operations occupy leased facilities in Lisle, Illinois (an aggregate of approximately 2,000 square feet) and Stamford, Connecticut (an aggregate of approximately 2,700 square feet). The Company believes that its existing facilities are adequate to meet current needs, but that the Company may need to lease additional space in 1997. There can be no assurance additional space will be available on reasonable terms.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company as of August 12, 1996:

                  NAME                  AGE               POSITION
                  ----                  ---               --------
   Gordon J. Bridge                     53    Chairman of the Board and
                                               Director
   Thomas P. Kehler                     49    President, Chief Executive
                                               Officer and Director
   Joseph G. Girata                     52    Vice President of Finance and
                                               Administration, Chief Financial
                                               Officer and Secretary
   Kenneth M. Ross                      43    Chief Technical Officer and
                                               Executive Vice President of
                                               Development
   Barton S. Foster                     31    Vice President of Marketing
   Paul A. Lansky                       53    Vice President of Operations
   Craig D. Norris                      48    Vice President of Professional
                                               Services
   Patrick D. Quirk                     39    Vice President of Sales
   Promod Haque(1)(2)                   48    Director
   Richard H. Lussier                   58    Director
   Terry R. McGowan                     49    Director
   Rory T. O'Driscoll(1)                31    Director
   Richard W. Weening(2)                50    Director
   William B. Welty(2)                  54    Director

- --------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  Gordon J. Bridge joined the Company in November 1995 as the Chairman of the Board of Directors. Since November 1995 Mr. Bridge has also served as the chief business development officer of the Company. Mr. Bridge is also an Executive Vice President and director of Quaestus Management Corporation ("Quaestus"), a venture capital investment and private equity fund management company, which funds, collectively, are a principal stockholder of the Company, although Mr. Bridge does not hold an equity interest in the Quaestus funds. From 1988 to 1995, Mr. Bridge held executive management positions with AT&T Corporation, a telecommunications company, including President of AT&T Computer Systems, President of EasyLink Services, President of AT&T Consumer Interactive Services and most recently Vice President, Corporate Strategy responsible for Emerging Services and Products. Prior to joining AT&T Corporation in 1988, he served for 23 years with IBM Corporation in various positions, including Vice President of Marketing and Vice President of U.S. Sales. Mr. Bridge is a director of ARI Network Services, Inc., an electronic commerce services provider. Mr. Bridge holds a B.A. in Mathematics from Bradley University.

  Thomas P. Kehler joined the Company in July 1992 as the President and Chief Executive Officer and a member of the Board of Directors. Prior to joining the Company, from January 1986 to October 1991 he was Chairman and Chief Executive Officer of IntelliCorp, a software company. Prior to his employment with IntelliCorp, Mr. Kehler was a manager with Texas Instruments Incorporated, an electronics manufacturer. Mr. Kehler holds a B.S.E.E., a M.S.E.E. and a Ph.D. in Electrical Engineering/Applied Physics from Drexel University.

  Joseph G. Girata joined the Company in June 1996 as Vice President of Finance and Administration and Chief Financial Officer. Prior to joining the Company, Mr. Girata was an independent consultant from September 1995 to June 1996. From September 1994 to August 1995, Mr. Girata was Vice President and Chief Financial Officer of Wind River Systems, Inc., a software company, and from October 1989 to August 1994, he was Senior

Vice President and Chief Financial Officer of Walker Interactive Systems, Inc., a software company. In addition, Mr. Girata has held executive financial management positions with Data Design Associates, a software company, Atlantic Financial, a thrift institution holding company, and Signetics Corporation, a semiconductor company. Mr. Girata holds a B.S. in Finance from California State University, Hayward and is a Certified Public Accountant.

  Kenneth M. Ross joined the Company in July 1993 as Chief Technical Officer and Executive Vice President of Development. From January 1991 to September 1991, Mr. Ross served as Executive Vice President of Development and Engineering and as a director at Hunter Systems, a software applications company, and from September 1991 to July 1993, he was Vice President of Development and Operations and General Manager of the Software Publishing Division of Woodside Technologies/UNIX Central, a developer and distributor of UNIX software tools and utilities. Mr. Ross also held senior management positions at IntelliCorp from 1983 to 1987, and from 1988 to 1991, he held several director-level software development management roles at Oracle Corporation, a software company ("Oracle"). Mr. Ross holds a B.S. in Mathematics from Massachusetts Institute of Technology and a Ph.D. in Linguistics from the University of Massachusetts at Amherst.

  Barton S. Foster joined the Company in March 1996 as Vice President of Marketing. Prior to joining the Company, Mr. Foster held various management positions with Oracle, from July 1994 to March 1996, including Vice President, Applications and Industry Marketing and Director, Applications Business Development. Prior to joining Oracle, Mr. Foster held various positions with Booz, Allen & Hamilton, a management consulting firm, from 1987 to 1994. Mr. Foster holds a B.A. in Economics and Political Science from Stanford University and a M.B.A. from the Harvard University Graduate School of Business.

  Paul A. Lansky became Vice President of Operations of the Company in March 1996, after joining the Company in September 1994 as Vice President of Sales. In addition, from July 1995 to November 1995, Mr. Lansky served as Vice President of Professional Services, and from December 1995 to March 1996, he was Vice President of Strategic Accounts of the Company. Prior to joining the Company, he held various sales management positions with other software companies, including Vice President of Highland Digital, from June 1994 to August 1994, and Executive Vice President of Highland Software from April 1992 to March 1994. From September 1991 to March 1992, Mr. Lansky served as Vice President of Sales of BusinessWise, Inc., a software company. Mr. Lansky holds a B.S. in Electrical Engineering from the University of Michigan and a M.B.A. from Wayne State University.

  Craig D. Norris joined the Company in January 1996 as Vice President of Professional Services. Prior to joining the Company, Mr. Norris was a management consultant with Gemini Consulting Inc., a consulting firm, from October 1992 to December 1995. From October 1988 to October 1992, Mr. Norris was Vice President, West Area at Cap Gemini America, a consulting firm. Mr. Norris holds a B.A. in Economics from Macalester College and a M.B.A. from Fairleigh Dickenson University.

  Patrick D. Quirk joined the Company in July 1995 as Vice President of Sales. Prior to joining the Company, from May 1993 to May 1995, Mr. Quirk was Vice President of the Americas at Avalon Software, Inc. From April 1989 to May 1993, Mr. Quirk held several positions with Oracle, including Group Sales Manager. Prior to his employment with Oracle, from January 1983 to April 1989, Mr. Quirk was a Global Sales manager of the Yield Management Systems division of Control Data Corporation, a computer hardware and software company. Mr. Quirk holds a B.S. in Industrial Engineering from the University of Wisconsin-Madison.

  Promod Haque became a member of the Board of Directors of the Company in December 1995. Mr. Haque joined Norwest Venture Capital Management, Inc., a venture capital investment firm, in November 1990 and currently serves as its Vice President. He is also a partner of two general partnerships that are the general partners of Norwest Equity Partners V, L.P., a principal stockholder of the Company. Mr. Haque currently serves as a director of Forte Software, Inc., Raster Graphics, Inc., Transaction Systems Architects, Inc., Optical Sensors, Inc., Prism Solutions, Inc. and several privately held companies. Mr. Haque holds a B.S.E.E. from the University of Delhi, India, and a Ph.D.E.E. and a M.B.A. from Northwestern University.

  Richard H. Lussier became a director of the Company in June 1992. Mr. Lussier is President and Chief Executive Officer of Siemens Nixdorf Information Systems Inc., a computer company and a subsidiary of Siemens Nixdorf Informationssysteme AG ("Siemens"). From November 1986 to March 1995 he was Chairman and Chief Executive Officer of Pyramid Technology Corporation, a computer company, which was acquired by Siemens in March 1995. Mr. Lussier holds a B.A. in Economics from College of the Holy Cross and completed coursework from Boston College Graduate School of Business.

  Terry R. McGowan became a director of the Company in May 1993. Since May 1995, Mr. McGowan has been Chief Executive Officer of Action Technologies, Inc., a software company. From September 1991 to May 1995, he was a management consultant to computer software companies in the areas of strategy, sales, marketing and business operations, and from 1984 to September 1991, Mr. McGowan was employed by KnowledgeWare, Inc., an application development tools software company. Mr. McGowan served as Vice President of Sales and Marketing of KnowledgeWare, Inc. until 1985 and then as President and Chief Operating Officer until his departure in September 1991. Mr. McGowan also is a member of the Board of Directors of Boole & Babbage, Inc., a software company. Mr. McGowan holds a B.S. in Political Science and Economics from the University of Southern Mississippi.

  Rory T. O'Driscoll became a member of the Board of Directors of the Company in December 1995. Mr. O'Driscoll is a Principal of BankAmerica Ventures, a venture capital firm, and a General Partner of BA Venture Partners I. Prior to joining BankAmerica Ventures in September 1993, Mr. O'Driscoll served in the Corporate Development department of BankAmerica Corporation from March 1992 to September 1993. Before his employment with BankAmerica Corporation, he worked as a financial advisor to a number of privately-held companies in the United Kingdom from March 1991 to December 1991. Mr. O'Driscoll also serves as a director of several private companies. Mr. O'Driscoll holds a B.Sc. in Economics from the London School of Economics.

  Richard W. Weening became a member of the Board of Directors of the Company in March 1992. Since 1990, Mr. Weening has served as Chief Executive Officer and Chairman of Quaestus. Previously, from 1981 to 1989, Mr. Weening was President and Chief Executive Officer of AgriData Resources Inc., a business information magazine and newsletter publishing company, and from 1972 to 1985, he was President and Publisher of Raintree Publishers Inc., a multimedia educational publishing company. In addition, Mr. Weening is currently President and Chief Executive Officer of RPI Holdings Inc. ("RPI"), the managing general partner of Quaestus Limited Partnership, a principal stockholder of the Company. Mr. Weening currently serves as Chairman of the Board and a director of ARI Network Services, Inc., and several other private information services and media companies. Mr. Weening holds a B.A. in Economics and Philosophy from St. John's University.

  William B. Welty became a member of the Board of Directors of the Company in July 1994. Since August 1988, Mr. Welty has been a stockholder of the General Partner of Volpe, Welty & Company, an investment banking firm, and since January 1993, has been the Chief Executive Officer of Volpe Welty Asset Management, L.L.C. Mr. Welty is also a member of the Board of Directors of Macromedia, Inc., a multimedia software company. Mr. Welty is also a director of Action Technologies, Inc. and several other private companies. Mr. Welty holds a B.S. in Industrial Engineering and a B.S. in Business Administration from Iowa State University.

BOARD COMPOSITION

  Mr. Kehler was elected by the holders of the Company's Common Stock pursuant to the Company's Restated Certificate of Incorporation. Messrs. Bridge, Haque, Lussier, McGowan, Weening, Welty and O'Driscoll were elected by the holders of the Company's Preferred Stock pursuant to the Company's Restated Certificate of Incorporation and a certain Amended Stockholders Agreement dated as of July 3, 1996. See "Certain Relationships and Related Transactions."

  Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when the Company shall have had at least 800 stockholders, the Restated Certificate of Incorporation of the Company will provide for the Board of Directors to be divided into two classes, each with staggered two-year terms: Class I, whose term will expire at the annual meeting following the annual meeting of stockholders when the Company shall have had at least 800 stockholders; and Class II, whose term will expire at the annual meeting the following year. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other class continuing for the remainder of its respective two-year term. Upon the division of the Board of Directors into two classes, stockholders shall no longer have cumulative voting rights and the Company's stockholders representing a majority of the shares of Common Stock outstanding will be able to elect all of the directors. These provisions in the Company's Restated Certificate of Incorporation may have the effect of delaying or preventing changes in control or management of the Company. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter Provisions."

  The officers of the Company are appointed annually and serve at the discretion of the Board of Directors. Each of the Company's officers and directors, other than nonemployee directors, devotes substantially full time to the affairs of the Company. The Company's nonemployee directors devote such time to the affairs of the Company as is necessary to discharge their duties.

BOARD COMMITTEES

  The Compensation Committee of the Board of Directors makes recommendations concerning salaries and incentive compensation for employees of the Company and administers the Company's stock plans and determines the terms and conditions of stock option grants. The Audit Committee of the Board of Directors reviews the results and scope of the audit and other services provided by the Company's independent auditors and supervises the Company's finance and accounting functions.

DIRECTOR COMPENSATION

  The Company's non-employee directors will be eligible to receive stock option grants pursuant to the Company's 1996 Directors' Stock Option Plan and 1996 Stock Option Plan. Directors do not otherwise receive compensation for their service as directors, except that non-employee directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and its committees. See "--Stock Plans--1996 Directors' Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The following transactions have occurred between the Company and members of the Company's Compensation Committee, or their affiliates:

  Gordon J. Bridge, the Chairman of the Board of Directors, is Executive Vice President and a director of Quaestus, and Richard W. Weening, a director of the Company, is President, Chief Executive Officer and a director of Quaestus. In addition, Charles Wright, a former director of the Company, is Vice President and a director of Quaestus. Quaestus is the managing general partner of Quaestus Partner Fund and Network Partners. In addition, RPI Holdings, Inc., of which Mr. Weening is the President and Chief Executive Officer, is the managing general partner of Quaestus Limited Partnership, ("QLP") which, collectively with Quaestus Partner Fund and Network Partners, is the principal stockholder of the Company. Quaestus is the manager of QLP pursuant to a contractual agreement with RPI.

  William B. Welty, a director of the Company, is a stockholder of the General Partner of Volpe, Welty & Company, one of the representatives of the Underwriters, and a General Partner of Volpe, Welty & Company Hybrid Fund I, Volpe, Welty & Company Hybrid Fund II and Volpe, Welty & Company Hybrid Fund I SLP (collectively the "Volpe, Welty Funds"), which are collectively a principal stockholder of the Company.

  Since the beginning of the fiscal year ended December 31, 1993, the Company has issued to Quaestus Partner Fund, Network Partners and QLP (collectively, the "Quaestus Funds") shares of Series D, Series E and

Series F Preferred Stock which are convertible into an aggregate of 1,703,762 shares, 320,000 shares and 2,803,010 shares, respectively, of Common Stock. During the same period, the Company has issued to the Volpe, Welty Funds shares of Series E and Series F Preferred Stock which are convertible into an aggregate of 319,999 shares and 2,132,151 shares, respectively, of Common Stock.

  On June 10, 1994, the Company issued to QLP, Mr. Weening and other individuals affiliated with QLP, warrants which are exercisable for Series E Preferred Stock convertible into an aggregate of 84,000 shares of Common Stock at an exercise price of $3.13 (on an as-converted basis) for services rendered in connection with the Company's private placement of Series E Preferred Stock.

  From March 1995 to November 1995, the Company issued Convertible Subordinated Secured Notes to Network Partners and the Volpe, Welty Funds in the aggregate principal amounts of $6,599,100 and $5,401,000, respectively. The outstanding principal amount and accrued interest under such notes were converted into shares of Series F Preferred Stock on December 27, 1995. In connection with the Note Purchase Agreement dated March 10, 1995, pursuant to which these notes were issued, an aggregate of $128,982 in commitment fees was paid to Quaestus and Volpe, Welty & Company.

  On March 9, 1992, the Company entered into a consulting agreement with QLP, pursuant to which personnel of QLP would provide up to ten hours per week of business and financial planning consulting services. This agreement provides for the payment of a monthly fee of $6,500 plus reimbursement of out-of-pocket expenses, and terminates on March 31, 1997 unless terminated earlier by QLP. Any services performed by personnel of QLP in the capacity of a member of the Board of Directors of the Company do not constitute services rendered under the agreement. This agreement has been assigned by QLP to Quaestus, its manager, and services under the agreement have been and are performed by personnel of Quaestus. During the year ended 1995, the Company paid $184,500 for additional consulting services rendered by Quaestus, in addition to amounts owed pursuant to the agreement.

  In December 1995, the Company issued to Volpe, Welty & Company a warrant to purchase 56,818 shares of Common Stock at an exercise price of $2.64 per share and paid a placement fee of $375,000 for services rendered in connection with the Company's private placement of Series F Preferred Stock in December 1995.

  On February 6, 1996, the Company entered into a software license agreement with ARI, pursuant to which ARI will pay an aggregate of $97,287 in license fees to the Company. Messrs. Bridge and Weening both serve as directors of ARI.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation paid to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 1995 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM
                                                       COMPENSATION
                               ANNUAL COMPENSATION        AWARDS
                               --------------------    ------------
                                                        SECURITIES
                                                        UNDERLYING   ALL OTHER
 NAME AND PRINCIPAL POSITION     SALARY     BONUS        OPTIONS    COMPENSATION
 ---------------------------   ---------- ---------    ------------ ------------
Thomas P. Kehler
 President and Chief
 Executive Officer...........  $  198,520        --         --           --

Michael Muller (1)
 General Manager of Corporate
 Online Services.............     134,420        --         --           --

Kenneth M. Ross
 Chief Technical Officer and
 Executive Vice President of
 Development.................     135,000   $14,020(2)      --           --

Paul A. Lansky
 Vice President of
 Operations..................     118,560        --         --           --

Kathleen Gladney (3)
 Vice President of
 Operations..................     100,000    11,645(2)      --           --

- --------
(1) As a result of management changes subsequent to December 31, 1995, Mr. Muller remains an employee of the Company but is no longer an executive officer of the Company.
(2) Represents 1994 bonus paid in January 1995.
(3) Ms. Gladney resigned from the Company in February 1996.

  During the year ended December 31, 1995, no stock options were granted to the Named Executive Officers. Subsequent to December 31, 1995, the Company has granted options to the Named Executive Officers as follows (all of the options described below are immediately exercisable for all option shares; however, any shares issuable upon exercise of such options are subject to vesting provisions):

  In January 1996 and April 1996, the Company issued to Thomas P. Kehler and Paul A. Lansky, respectively, options to purchase 375,000 shares and 15,000 shares, respectively, in each case at an exercise price of $0.50 per share. Pursuant to the terms of these options, 16.7% of the shares issuable under such options vest on the first anniversary of the grant date, with the remaining shares vesting in equal monthly installments over the following five years thereafter. However, the vesting schedule of each such option may be accelerated to a four year vesting schedule upon the achievement of certain performance objectives.

  In January 1996 and April 1996, the Company issued to Kenneth M. Ross options to purchase 75,000 shares and 50,000 shares, respectively, in each case at an exercise price of $0.50 per share. Pursuant to the terms of these options, 25% of the shares issuable under such options vest on the first anniversary of the grant date, with the remaining shares vesting in equal monthly installments over the following three years thereafter.

  In addition, subsequent to December 31, 1995, the Company has granted options to certain executive officers who are not named in the Summary Compensation Table above. In January 1996, the Company granted options to purchase 95,000 shares and 125,000 shares to Craig D. Norris, Vice President of Professional Services, and Patrick D. Quirk, Vice President of Sales, respectively, each at an exercise price of $0.50 per share. In April 1996, the Company granted an option to purchase 50,000 shares to Mr. Norris at an exercise price of $0.50 per share. Pursuant to the terms of such options, 2.78% of the shares issuable under such options vest in equal monthly installments following the grant date. In June 1996, the Company issued an option to purchase 175,000 shares at an exercise price of $9.60 per share to Joseph G. Girata, Vice President of Finance and Administration and Chief Financial Officer. Of the shares issuable under such option 25% vest on the first anniversary of the vesting commencement date, with the remaining shares vesting in equal monthly installments over the three years thereafter. In addition, in April 1996, the Company granted an option to purchase 197,500 shares to Barton S. Foster, Vice President of Marketing, at an exercise price of $0.50 per share. 6.25% of the shares issuable under Mr. Foster's option vest three months following the grant date, with the remaining shares vesting in equal monthly installments over the following 45 months.

  In January 1996 and April 1996, the Company issued to Gordon J. Bridge, Chairman of the Board, options to purchase 125,000 shares and 25,000 shares, respectively, each at an exercise price of $0.50 per share. Pursuant to the terms of these options, 16.67% of the shares issuable upon exercise of each such option vest on the first anniversary of the grant date, with the remaining shares vesting in equal monthly installments over the following five years; provided, however, that such vesting schedules may be accelerated to a total of four years upon the achievement of certain performance objectives.

  In June 1996, Henry V. Morgan, the former Executive Vice President of Finance and Administration and Chief Financial Officer of the Company, resigned as an officer of the Company pursuant to an agreement between the Company and Mr. Morgan. Under this agreement, Mr. Morgan's employment with the Company shall terminate no later than November 15, 1996. In addition, the Company has agreed to accelerate vesting with respect to 15,000 option shares held by Mr. Morgan, provided that such accelerated options shall be forfeited if Mr. Morgan voluntarily terminates his employment prior to August 15, 1996. If Mr. Morgan is an employee of the Company on August 15, 1996, vesting shall accelerate on an additional 5,000 option shares. However, for each month or portion thereof that Mr. Morgan remains an employee of the Company after August 15, 1996, 1,667 of the 5,000 additional accelerated option shares shall be canceled or forfeited.

  The following table sets forth certain information as of December 31, 1995 and for the year then ended with respect to stock options exercised by the Named Executive Officers.

                    AGGREGATED OPTIONS IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                    NUMBER OF
                                                      SHARES          VALUE OF
                                                    UNDERLYING      UNEXERCISED
                                                   UNEXERCISED      IN-THE-MONEY
                                                     OPTIONS          OPTIONS
                                                    AT FISCAL        AT FISCAL
                                                     YEAR-END       YEAR-END(1)
                           SHARES                ---------------- ----------------
                          ACQUIRED      VALUE     EXERCISABLE /    EXERCISABLE /
     NAME                ON EXERCISE REALIZED(1) UNEXERCISABLE(2) UNEXERCISABLE(2)
     ----                ----------- ----------- ---------------- ----------------
Thomas P. Kehler........   20,000      $6,000       203,615/0        $43,908/$0
Michael Muller(3).......       --          --             0/0              0/ 0
Kenneth M. Ross.........       --          --       118,499/0         24,390/ 0
Paul A. Lansky..........       --          --        37,000/0              0/ 0
Kathleen Gladney(4).....       --          --        42,500/0          6,339/ 0

- --------
(1) Calculated on the basis of the fair market value of the underlying securities at year-end, minus the exercise price. The fair market value of the Company's Common Stock as of such date was determined to be $0.50 per share based upon a number of factors, including the Company's book value, historical and projected financial results, prices of recent sales of the Company's Preferred Stock, and the status and uncertainties associated with recent and planned product introductions. The Company did not find it practicable to, and did not attempt to, assign relative weights to the factors underlying this determination.
(2) These stock options, which were granted under the 1989 Stock Option Plan, are immediately exercisable for all option shares; however, any shares purchased upon exercise of such options are subject to repurchase by the Company at the original exercise price per share upon the termination of the optionee's employment with the Company. The vesting schedule for each option is determined by the Administrator of the 1989 Stock Option Plan.

(3) As a result of management changes subsequent to December 31, 1995, Mr. Muller remains an employee of the Company but is no longer an executive officer of the Company.
(4) Ms. Gladney resigned from the Company in February 1996.

STOCK PLANS

 1989 Stock Option Plan

  The Company's 1989 Stock Option Plan (the "1989 Option Plan") provides for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees and consultants (including nonemployee directors) of nonstatutory stock options. 2,700,000 shares of Common Stock have been authorized for issuance under the 1989 Option Plan. The 1989 Option Plan is administered by the Board of Directors or a committee of the Board (the "Administrator"). As of August 12, 1996 options to purchase a total of 316,052 shares of Common Stock had been exercised and options to purchase a total of 2,284,056 shares were outstanding. The Company does not intend to issue any additional options under the 1989 Option Plan. The term of a stock option may not exceed ten years. Options granted to each employee, consultant or director under the 1989 Option Plan generally are immediately exercisable, and the shares purchasable under such options are subject to repurchase by the Company at their original exercise price, which repurchase rights lapse in a series of installments determined by the Administrator, which generally are at the rate of 25% of the total number of shares one year from the date of grant, and approximately 2.08% each month thereafter, subject to continued service as an employee, consultant or director. The exercise price of all incentive stock options granted under the 1989 Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of all nonstatutory stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash, promissory notes or other consideration determined by the Board of Directors or a committee of the Board of Directors. If the Company consolidates or merges with or into another corporation, each option shall be assumed or an equivalent option substituted by the successor corporation, unless the Board of Directors makes the option fully exercisable in lieu of such assumption or substitution in which case each option will be fully exercisable for 15 days from the date of notice of such acceleration. The Board of Directors or a committee thereof may terminate or amend the 1989 Option Plan at any time.

 1996 Stock Option Plan

  The Company's 1996 Stock Option Plan (the "1996 Option Plan") was adopted by the Board of Directors and stockholders in April 1996. An aggregate of 2,500,000 shares of the Company's Common Stock are reserved for issuance under the 1996 Option Plan. As of August 12, 1996 no options issued under the 1996 Option Plan had been exercised and options to purchase a total of 853,750 were outstanding.

  The purposes of the 1996 Option Plan are to attract and retain the best available personnel for positions of substantial responsibility to the Company, to provide such persons with additional incentive and to promote the success of the Company's business. The 1996 Option Plan provides for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Code, and for the granting to employees, non-employee directors and consultants of nonstatutory stock options. However, to the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. The 1996 Option Plan provides that the maximum number of shares which may be granted to any optionee during any fiscal year shall be 1,000,000, subject to adjustment as provided in the 1996 Option Plan.

  The 1996 Option Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). The Administrator determines the terms of options granted under the 1996 Option Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the 1996 Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash, promissory notes or other consideration determined by the Administrator.

  The Administrator determines the term of options. The term of an incentive stock option may not exceed ten years, or five years in the case of a 10% Stockholder. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. The Administrator determines when options become exercisable. Options granted to each employee under the Stock Option Plan generally are immediately exercisable, and the shares purchasable under such options are subject to repurchase by the Company at their original exercise price, which repurchase rights lapse in a series of installments determined by the Administrator, which generally are at the rate of 25% of the total number of shares one year from the date of grant, and approximately 2.08% each month thereafter.

  If the Company consolidates or merges with or into another corporation, then each option will be assumed or an equivalent option substituted by the successor corporation, unless the Administrator determines, in the exercise of its sole discretion, that each option will accelerate in connection with such transaction, in which case each option will be exercisable for 30 days from notice of such acceleration. The Administrator has the authority to amend or terminate the 1996 Option Plan as long as such action does not adversely affect any outstanding option and provided that stockholder approval may be required to the extent necessary for the 1996 Option Plan to be qualified under Rule 16b-3 of the Securities Exchange Act of 1934 and certain provisions of the Code. If not terminated earlier, the 1996 Option Plan will terminate in 2006.

 1996 Employee Stock Purchase Plan

  The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in June 1996 and was approved by the Company's stockholders in June 1996. A total of 500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, generally will be implemented in a series of offering periods of 24 months duration with new offering periods (other than the first offering period) commencing on or about February 16 and August 16 of each year. Each offering period will consist of four consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. The first such offering period is expected to commence on the effective date of this offering and continue through August 15, 1998, with the first purchase date occurring on February 15, 1997, and subsequent purchase dates to occur every six months thereafter. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of the Company, or of any majority owned subsidiary designated by the Board, are eligible to participate if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or the purchase date. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new 24-month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In addition, participants may decrease their level of payroll deductions once during an offering period.

  The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the plan will be assumed or an equivalent right substituted by the successor corporation unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the plan are exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder and provided that stockholder approval may be required to the extent necessary for the Purchase Plan to be qualified under Rule 16b-3 of the Securities Exchange Act of 1934 and certain provisions of the Code. If not terminated earlier, the Purchase Plan will have a term of 20 years.

 1996 Directors' Stock Option Plan

  The 1996 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in June 1996 and was approved by the Company's stockholders in June 1996. A total of 250,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors.

  The Directors' Plan provides that each person who first becomes a nonemployee director of the Company after the date of effectiveness of this offering will be granted an option to purchase 20,000 shares of Common Stock (a "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each Annual Meeting of the Company's stockholders following which a nonemployee director is serving on the Board of Directors, each such nonemployee director will be granted an option to purchase 5,000 shares of Common Stock, provided that on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such Annual Meeting.

  The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order (as defined in the Code), and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Directors' Plan provides that each First Option granted thereunder becomes exercisable in equal installments on the first four anniversaries of the grant date and that each subsequent option becomes exercisable in full on the first anniversary of the date of grant. The exercise price of all stock options granted under the Directors' Plan will be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option, which is defined to be the closing price of the Company's Common Stock on the Nasdaq National Market on such date. Options granted under the Directors' Plan have a term of 10 years.

  In the event of the dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company, the merger of the Company with or into another corporation in which more than 50% of the shares of the Company entitled to vote are exchanged, each nonemployee director shall have either (i) a reasonable time within which to exercise the option, including any part of the option that would not otherwise be exercisable, prior to the effectiveness of such dissolution, liquidation, sale, merger or reorganization, at the end of which time the option shall terminate, or (ii) the right to exercise the option, including any part that would not otherwise be exercisable, or receive a substitute option with comparable terms, as to an equivalent number of shares of stock of the corporation succeeding the Company or acquiring its business by reason of such dissolution, liquidation, sale, merger or reorganization. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the tax laws or the Employee Retirement Income Security Act of 1974, as amended. If not terminated earlier, the Directors' Plan will have a term of 10 years.

 Repricing of Options Granted under 1989 Stock Option Plan

  On December 14, 1995, the Board of Directors approved the repricing of certain options outstanding under the 1989 Stock Option Plan. Pursuant to this option repricing program, the Company offered to all optionees (including executive officers and directors) holding outstanding options under the Company's 1989 Stock Option Plan the opportunity to exchange options with an exercise price exceeding $0.50 per share for new stock options with an exercise price of $0.50 per share (which was the fair market value per share of the Company's Common Stock as determined by the Board of Directors on the date of the Board of Director's action). All other terms of the new stock options remained substantially the same as the surrendered options (including number of shares, vesting and expiration date). Options representing an aggregate of 386,018 shares of Common Stock were repriced pursuant to this program.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  In connection with the reincorporation of the Company in Delaware, the Company has adopted provisions in its Restated Certificate of Incorporation that limit the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The limitation of monetary liability also does not apply to liabilities arising under the federal securities laws.

  The Company's Bylaws provide that the Company will indemnify its directors and officers under certain circumstances, including circumstances in which indemnification may otherwise be discretionary under Delaware law. The Company intends to enter into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted.

EMPLOYMENT AGREEMENTS

  On October 19, 1995, the Company entered into a letter agreement with Gordon
J. Bridge to offer Mr. Bridge the position of Chairman of the Board of Directors, which provides that Mr. Bridge will receive an annual base salary of $150,000 and an option to purchase 195,000 shares of Common Stock of the Company for his services as Chairman of the Board of Directors and business development services. This agreement also provides that, in the event that Mr. Bridge is terminated by the Company from such position without cause, he will receive one year's salary plus any bonuses that the Compensation Committee determines are due to him. On January 1, 1996 and April 24, 1996, Mr. Bridge was granted additional options of 125,000 shares and 25,000 shares, respectively. If such termination occurs prior to November 1, 1996, 50% of the unvested portion of such options to purchase an aggregate of 345,000 shares will become vested, and if such termination occurs on or after November 1, 1996, 100% of the unvested portion of such stock options will become vested. In addition, in the event of a change of control of the Company, 100% of the unvested portion of such options to purchase an aggregate of 345,000 shares will become vested.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Certain stock option grants to directors and executive officers of the Company are described herein under the caption "Management--Executive Compensation."

  The Company's Restated Certificate of Incorporation to be filed in connection with the reincorporation of the Company in Delaware will provide that the holders of the Company's Common Stock, voting together as a single class, have the right to elect two members of the Company's Board of Directors, and the holders of the Company's Preferred Stock, voting together as a single class, have the right to elect the remaining eight members of the Company's Board of Directors. Pursuant to its terms, this provision will expire upon the completion of the offering. Pursuant to the terms of an Amended Stockholders Agreement dated as of July 3, 1996 among the Company and certain of its principal stockholders (the "Stockholders Agreement'), such stockholders have agreed to cast their votes in any election of directors so as to maintain on the Board of Directors at all times three directors designated by entities affiliated with Quaestus Management Corporation and one director designated by each of the following: entities affiliated with Volpe, Welty & Company, entities affiliated with BankAmerica Ventures, Norwest Equity Partners, V, 21st Century Communications Partners, L.P. and Michael Muller. Pursuant to its terms, the Stockholders Agreement will automatically terminate upon the closing of this offering.

  Since the beginning of the fiscal year ended December 31, 1993, the Company issued, in private placement transactions (collectively, the "Private Placement Transactions"), shares of Preferred Stock as follows: shares of Series D Preferred Stock at $2.14 per share in April 1993, July 1993 and October 1993, convertible into an aggregate of 1,775,253 shares of Common Stock; shares of Series E Preferred Stock at $3.13 per share in June 1994 and March 1995, convertible into an aggregate of 899,999 shares of Common Stock; shares of Series F Preferred Stock at $2.64 per share of Common Stock in December 1995 and January 1996, convertible into an aggregate of 11,090,612 shares of Common Stock; and shares of Series G Preferred Stock at $11.00 per share in July 1996, convertible into an aggregate of 272,750 shares of Common Stock.

  The following table summarizes the shares of Preferred Stock purchased by executive officers, directors and 5% stockholders of the Company and persons and entities associated with them in the Private Placement Transactions. The share and per share data below assume the reincorporation of the Company in Delaware and the automatic conversion of the Company's outstanding Preferred Stock into Common Stock upon completion of the offering.

                                                 SERIES D  SERIES E  SERIES F
                                                 PREFERRED PREFERRED PREFERRED
                                                   STOCK     STOCK     STOCK
                                                 --------- --------- ---------
       ENTITIES AFFILIATED WITH DIRECTORS
       ----------------------------------
Entities affiliated with BankAmerica Ventures
 (Rory T. O'Driscoll)(1)........................        --       --  1,136,363

Norwest Equity Partners, V (Promod Haque).......        --       --  1,818,182

Entities affiliated with Quaestus Management
 Corporation (Gordon J. Bridge,
 Richard W. Weening)(2)......................... 1,703,762  320,000  2,803,010

Entities affiliated with Volpe, Welty & Company
 (William B. Welty)(3)..........................        --  319,999  2,132,151

             OTHER 5% STOCKHOLDERS
             ---------------------

RRE Connect Investors, L.P......................        --       --  1,174,242

Entities affiliated with 21st Century
 Communications Partnerships(4).................        --       --  1,515,150

Michael Muller(5)...............................    71,491   64,000    360,000

- --------
(1) Includes shares held by BankAmerica Ventures and BA Venture Partners I.
(2) Includes shares held by Quaestus Limited Partnership, Quaestus Partner Fund and Network Partners.
(3) Includes shares held by Volpe, Welty & Company Hybrid Fund I, Volpe, Welty & Company Hybrid Fund II and Volpe, Welty & Company Hybrid Fund I SLP.

(4) Includes shares held by 21st Century Communications Partners, L.P., 21st Century Communications T-E Partners, L.P. and 21st Century Foreign Communications Partners, L.P.
(5) Includes shares held by Muller Family Trust, Muller Children's Trust, Muller Family Partners, L.P., Muller Capital, L.P., Erik M. Muller, Kristofer M. Muller and Marissa J. Muller.

  The Company has entered into a number of relationships and transactions with the entities affiliated with Quaestus Management Corporation and Volpe, Welty & Company, set forth in the table above. Such relationships and transactions are described in "Management--Compensation Committee Interlocks and Insider Participation."

  On January 16, 1996 the Board of Directors granted to Thomas P. Kehler, the Company's President and Chief Executive Officer, and to Gordon J. Bridge, the Chairman of the Board of Directors, options to purchase 375,000 shares and 125,000 shares, respectively, of Common Stock, each at an exercise price of $0.50 per share. Pursuant to the terms of these options, 16.67% of the shares issuable upon exercise of such options vest on the first anniversary of the grant date, with the remaining shares vesting in equal monthly installments over the following five years; provided, however, that such vesting schedules may be accelerated to a total of four years upon the achievement of certain performance objectives. In addition, on April 24, 1996 the Board of Directors granted to Mr. Bridge an option to purchase an additional 25,000 shares at an exercise price of $0.50 per share, with the same vesting provisions as the foregoing options.

  On December 22, 1995 and January 12, 1996 the Company entered into a software license agreement and software maintenance agreement, respectively, with First Data Resources ("FDR"), a wholly-owned subsidiary of First Data Corporation, pursuant to which FDR will pay an aggregate of approximately $217,280 in software license and maintenance fees. First Data Corporation is a limited partner of RRE Connect Investors, L.P., a principal stockholder of the Company.

  In connection with the resignation in June 1996 of Henry V. Morgan, the former Executive Vice President of Finance and Administration and Chief Financial Officer of the Company, the Company has entered into an agreement with Mr. Morgan providing for the accelerated vesting of certain stock options held by Mr. Morgan. See "Management--Executive Compensation."

  In July 1996, the Company issued in a private placement 272,750 shares of Series G Preferred Stock (convertible into an equal number of shares of Common Stock upon completion of the offering) to a wholly-owned subsidiary of Fruit of the Loom, one of the Company's customers, for an aggregate purchase price of $3.0 million.

  The Company intends to enter into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of August 12, 1996, and as adjusted to reflect the sale by the Company of the shares offered hereby and conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon completion of this offering: (i) by each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company who beneficially owns shares of Common Stock, (iii) by each of the officers of the Company named under "Management--Summary Compensation Table," and (iv) by all officers and directors of the Company as a group.

                                                                      PERCENT
                                                               BENEFICIALLY OWNED(1)
                                                               ------------------------
                                           NUMBER OF SHARES      BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)  BENEFICIALLY OWNED(2)  OFFERING      OFFERING
- ---------------------------------------  ---------------------  --------     ----------
Entities affiliated with                       6,239,630               37.9%         32.9%
 Quaestus Management
 Corporation(3)...............
 330 E. Kilbourn Avenue
 Milwaukee, WI 53202
Entities affiliated with                       2,508,968               15.6%         13.5%
 Volpe, Welty & Company(4)....
 One Maritime Plaza
 San Francisco, CA 94111
Norwest Equity Partners,                       1,818,182               11.3%          9.8%
 V(5).........................
 245 Lytton Ave.
 Suite 250
 Palo Alto, CA 94301
Entities affiliated with 21st
 Century Communications
 Partnerships(6)..............                 1,515,150                9.4%          8.2%
 GM Building
 767 Fifth Avenue
 New York, NY 10153
Michael Muller(7).............                 1,179,099                7.4%          6.4%
RRE Connect Investors, L.P. ..                 1,174,242                7.3%          6.3%
 126 East 56th St., 22nd Floor
 New York, NY 10022
Entities affiliated with                       1,136,363                7.1%          6.1%
 BankAmerica Ventures(8)......
 950 Tower Lane, Suite 700
 Foster City, CA 94404
Gordon J. Bridge(9)...........                   345,000                2.1%          1.8%
Promod Haque(5)...............                 1,818,182               11.3%          9.8%
Thomas P. Kehler(10)..........                   609,864                3.7%          3.2%
Paul A. Lansky(11)............                    56,500                  *             *
Kathleen Gladney(12)..........                    18,988                  *             *
Richard H. Lussier(13)........                    38,732                  *             *
Terry R. McGowan(14)..........                    39,857                  *             *
Rory T. O'Driscoll(8).........                 1,136,363                7.1%          6.1%
Kenneth M. Ross(15)...........                   243,499                1.5%          1.3%
Richard W. Weening(16)........                 5,884,955               36.5%         31.6%
William B. Welty(4)...........                 2,508,968               15.6%         13.5%
 All officers and directors as
  a group (16 persons)(17)....                14,610,958               80.3%         70.6%

- --------
* Less than 1%.

 (1) Applicable percentage of beneficial ownership is based on 16,036,742 shares of Common Stock outstanding as of August 12, 1996 and 18,536,742 shares of Common Stock outstanding after the completion of the offering, together with applicable options and warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power. Shares of Common Stock subject to the warrants and options currently exercisable, or exercisable within 60 days after August 12, 1996, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the named individuals is: c/o CONNECT, Inc., 515 Ellis Street, Mountain View, CA 94043.

 (2) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

 (3) Includes 4,718,135 shares held by Network Partners, 6,774 shares held by Quaestus Limited Partnership and 1,094,047 shares held by Quaestus Partner Fund. Also includes 40,000 shares, 1,999 shares, 345,000 shares, 23,100 shares, 3,375 shares and 6,300 shares issuable upon exercise of options or warrants held by Network Partners, Quaestus Limited Partnership, Gordon J. Bridge, Richard W. Weening, Charles Wright and Terrence J. Leahy, respectively, exercisable within 60 days of August 12, 1996. Mr. Weening is President and Chief Executive Officer and a director of Quaestus Management Corporation, and Mr. Bridge is Executive Vice President and a director of Quaestus Management Corporation. Mr. Wright, a former director of the Company, and Mr. Leahy are both Vice Presidents and Directors of Quaestus Management Corporation. Quaestus Management Corporation is the managing general partner of Network Partners and Quaestus Partner Fund. In addition, Mr. Weening is the President and Chief Executive Officer of RPI Holdings, Inc., the managing general partner of Quaestus Limited Partnership, which is managed by Quaestus Management Corporation. Mr. Weening disclaims beneficial ownership of the shares held by such entities, except to the extent of his proportionate interest therein. Mr. Bridge disclaims any beneficial ownership of the shares held by such entities.

 (4) Includes 1,888,707 shares held by Volpe, Welty & Company Hybrid Fund I, 197,946 shares held by Volpe, Welty & Company Hybrid Fund II and 365,497 shares held by Volpe, Welty & Company Hybrid Fund I SLP (collectively, the "Volpe, Welty Funds"). Also includes 56,818 shares issuable upon exercise of a warrant to purchase Common Stock held by Volpe, Welty & Company. William B. Welty is a stockholder of the General Partner of Volpe, Welty & Company and the fund manager and a general partner of the Volpe, Welty Funds. Mr. Welty disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein.

 (5) Includes 1,818,182 shares held by Norwest Equity Partners V, L.P. Promod Haque is a Vice President of Norwest Venture Capital Management, Inc. and a general partner of two general partnerships that are the general partners of Norwest Equity Partners V, L.P. Mr. Haque disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein.

 (6) Includes 1,027,272 shares held by 21st Century Communications Partners, L.P., 349,621 shares held by 21st Century Communications T-E Partners, L.P. and 138,257 shares held by 21st Century Foreign Communications Partners, L.P.

 (7) Includes 35,953 shares, 15,357 shares and 15,357 shares held by Michael Muller's children, Erik M. Muller, Kristofer M. Muller and Marissa J. Muller, respectively. Mr. Muller disclaims beneficial ownership of such shares. Also includes 285,491 shares and 83,341 shares held by the Muller Family Trust and the Muller Children's Trust, respectively, for both of which Mr. Muller is co-trustee, and 406,100 shares and 337,500 shares held by Muller Family Partners, L.P. and Muller Capital, L.P., respectively, for both of which Mr. Muller is a general partner. Mr. Muller disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest in Muller Family Partners, L.P. and Muller Capital, L.P.

 (8) Includes 1,022,727 shares held by BankAmerica Ventures and 113,636 shares held by BA Venture Partners I. Rory T. O'Driscoll is a Principal of BankAmerica Ventures and a General Partner of BA Venture Partners I. Mr. O'Driscoll disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate general partnership interest in BA Venture Partners I.

 (9) Includes 345,000 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time.

(10) Includes 31,250 shares issued upon exercise of stock options and 578,614 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time.

(11) Includes 4,500 shares issued upon exercise of stock options and 52,000 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time.

(12) Includes 18,988 shares issued upon exercise of stock options. Ms. Gladney resigned from the Company in February 1996.

(13) Includes 38,732 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination as a director, which repurchase right lapses over time.

(14) Includes 2,469 shares held directly and 39,857 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination as a director, which repurchase right lapses over time.

(15) Includes 243,499 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time.

(16) Includes 718,135 shares held by Network Partners, 6,774 shares held by Quaestus Limited Partnership and 1,094,947 shares held by Quaestus Partner Fund. Also includes 23,100 shares, 40,000 shares and 1,999 shares issuable upon exercise of warrants held by Mr. Weening, Network Partners and Quaestus Limited Partnership, respectively. Mr. Weening disclaims beneficial ownership of the shares held by the Quaestus Funds, except to the extent of his proportionate interest therein.

(17) Includes 177,500 shares issued upon exercise of stock options and 1,996,077 shares issuable upon exercise of stock options exercisable within 60 days of August 12, 1996. A portion of the shares issued or issuable upon exercise of stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time. Also includes 121,917 shares issuable upon exercise of warrants.

                         DESCRIPTION OF CAPITAL STOCK

  Following the closing of the sale of the shares offered hereby, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share. As of August 12, 1996, there were 16,036,742 shares held by 122 record holders of the Company's Common Stock assuming no exercise of options or warrants after August 12, 1996.

COMMON STOCK

  Upon completion of the offering, the holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

  Upon completion of the offering, the Company will have 10,000,000 authorized shares of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. Although the Company has no present intention to issue any additional shares of its Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Delaware Anti-Takeover Law and Certain Charter Provisions."

WARRANTS

  As of August 12, 1996, warrants to purchase 219,155 shares of the Company's Common Stock were outstanding at a weighted average exercise price of $3.30 per share. These warrants, which were issued primarily in connection with certain financing transactions, expire on various dates from October 1, 1997 to June 30, 1999. In addition, of these warrants, warrants to purchase an aggregate of 120,621 shares will terminate upon the completion of the offering unless exercised prior to closing. The Company expects that substantially all of these warrants will be exercised.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  The holders of approximately 15,722,384 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of agreements between the Company and the holders of Registrable Securities. If at any time, the Company registers any of its Common Stock, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being registered. In addition, such holders may require the Company to use its best efforts to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, subject to certain limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  Certain provisions of Delaware law and the Company's Restated Certificate of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company will be subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provisions may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the Company's stockholders.

  Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when the Company shall have had at least 800 stockholders, the Restated Certificate of Incorporation of the Company will provide for the Board of Directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other class continuing for the remainder of its respective two-year term. Thereafter, stockholders shall no longer have cumulative voting rights and the Company's stockholders representing a majority of the shares of Common Stock outstanding will be able to elect all of the directors. The classification of the Board of Directors and elimination of cumulative voting make it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. See "Management."

  Upon completion of the offering, the Company's Restated Certificate of Incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board, if any, the President of the Company and holders of 10% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Board of Directors, the Chairman of the Board, if any, the President of the Company or any such 10% holder. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders of the Company.

  The Company's Restated Certificate of Incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend the foregoing provisions of the Restated Certificate of Incorporation and Bylaws.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation. Its telephone number is (800) 835-8778.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 18,536,742 shares of Common Stock outstanding, assuming no exercise of options or warrants after June 30, 1996. Of these shares, the 2,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act. The remaining 16,036,742 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

  All directors and officers and certain other stockholders of the Company have agreed with the Underwriters that, for a period of 180 days after the effective date of the registration statement, they will not offer to sell or otherwise sell, dispose of or grant rights with respect to any shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, otherwise than with the prior written consent of Lehman Brothers Inc. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until the agreements expire. Any early waiver of the lock-up agreement by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of the Company's shares, may not be accompanied by an advance public announcement by the Company. See "Underwriting."

  Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701, including certain shares issuable upon exercise of warrants, will be as follows: (i) approximately 140,419 Restricted Shares, of which 40,419 shares are issuable upon exercise of warrants, will be eligible for sale immediately after the effective date of the registration statement, (ii) approximately 3,876,950 additional Restricted Shares (as well as an additional 3,137,806 shares and 178,736 shares issuable upon exercise of outstanding options and warrants, respectively) will be eligible for sale beginning 180 days after the effective date of the registration statement, subject in some cases to certain volume limitations and vesting provisions, and (iii) the remaining 12,059,792 Restricted Shares will become eligible for public resale following expiration of the lock-up agreements at various times over a period of less than two years following the completion of this offering, subject in some cases to vesting provisions and volume and manner of sale limitations.

  The Securities and Exchange Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such rule change would cause substantially all of the remaining shares to be eligible for public resale upon expiration of the 180-day lock-up agreements.

  Beginning 90 days after the effective date of the registration statement, certain shares issued or issuable upon exercise of options granted by the Company prior to the effective date of the registration statement will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, subject to pre-existing lockup agreements. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Company is unable to estimate accurately the number of Restricted Shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the seller and other factors.

  In connection with the offering, the Company intends to file a registration statement under the Securities Act covering approximately 5,135,109 shares of Common Stock subject to outstanding options or reserved for issuance under the 1989 and 1996 Option Plans and the Directors' Plan and 500,000 shares of Common Stock reserved for issuance under the Purchase Plan. Such registration statement is expected to be filed approximately 180 days after the completion of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations and the lapsing of the Company's repurchase options, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. Pursuant to Rule 144 and upon expiration of the two-year holding period, an additional 132,536 shares of Common Stock will be available for sale upon the exercise of warrants outstanding. As of August 12, 1996, options to purchase 2,284,056 shares were issued and outstanding under the 1989 Option Plan, options to purchase 853,750 shares were issued and outstanding under the 1996 Option Plan, no options were granted under the Directors' Plan, and no shares had been issued under the Purchase Plan. See "Management--Stock Plans."

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, the Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., Volpe, Welty & Company and UBS Securities LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
   Lehman Brothers Inc. .............................................
   Volpe, Welty & Company............................................
   UBS Securities LLC................................................
                                                                       ---------
      Total..........................................................  2,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

  The Company has been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less
a selling concession not in excess of $   per share. The selected dealers may
reallow a concession not in excess of $   per share to certain brokers and
dealers. After the initial public offering, the public offering price, the concession to selected dealers and reallowance may be changed by the Underwriters.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has granted to the Underwriters an option to purchase up to an aggregate of 375,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions, shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding tables.

  Prior to the offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company and the Underwriters. The primary factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance and capital structure, estimates of business potential and earnings prospects of the Company, an assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Holders of 16,036,742 shares of Common Stock of the Company have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 180 days after the effective date of the offering without the prior written consent of the Company or the Representatives. The Company has agreed to refrain from releasing any stockholder from such lock-up agreements without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. The Representatives reserve the right to release any or all of such stockholders from their obligations under such lock-up agreements at any time without notice. Any such release would increase the number of shares available for sale into the public market, which could have a material adverse effect on the price of the Common Stock. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of the Representatives for 180 days after the effective date of the offering. The Representatives currently do not intend to release any shares from the lock-up arrangements set forth above.

  The Representatives have informed the Company that they do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  William B. Welty, a director of the Company, is affiliated with Volpe, Welty & Company, a Representative and a principal Underwriter of this offering. In addition, as more fully set forth in "Certain Relationships and Related Transactions," Volpe, Welty & Company holds a warrant to purchase 56,818 shares of the Company's Common Stock, and the Volpe, Welty Funds hold an aggregate of 319,999 shares of Series E Preferred Stock and 2,132,151 shares of Series F Preferred Stock, respectively. As a result of such affiliations with the Company, Volpe, Welty & Company may be deemed to be an "affiliate" of the Company within the meaning of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. ("Rule 2720"). Consequently, this offering will be conducted in accordance with the provisions of Rule 2720 and the initial public offering price will be no higher than that recommended by a "qualified independent underwriter" as defined therein. In accordance with the requirements of Rule 2720, Lehman Brothers Inc., another principal Underwriter of this offering (the "Independent Underwriter"), will serve in such role and recommend a price in compliance with such requirements. The Independent Underwriter in its role of "qualified independent underwriter" has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Independent Underwriter will not receive any additional fees for serving as a "qualified independent underwriter" in connection with this offering. Further, in accordance with Rule 2720, the Underwriters will comply with the suitability requirements of subsection (k) of such Rule 2720 and will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Palo Alto, California.

                                    EXPERTS

  The financial statements of CONNECT at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the 1933 Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1228, Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

                                 CONNECT, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CONNECT, Inc.

  We have audited the accompanying balance sheets of CONNECT, Inc. as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CONNECT, Inc., at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

San Jose, California
February 23, 1996,
except for Note 14, as to which the date is July 15, 1996

                                 CONNECT, INC.

                                 BALANCE SHEETS

                                                                     PRO FORMA
                                                                   STOCKHOLDERS'
                               DECEMBER 31,                           EQUITY
                         --------------------------    JUNE 30,      JUNE 30,
                             1994          1995          1996          1996
                         ------------  ------------  ------------  -------------
ASSETS                                               (UNAUDITED)    (UNAUDITED)
Current assets:
  Cash and cash equiva-
   lents................ $  1,593,871  $ 12,928,911  $  5,794,317
  Accounts receivable,
   net..................      728,945     1,009,624     1,658,180
  Prepaid expenses and
   other current as-
   sets.................      347,316       471,819       846,027
  Deferred tax assets...       77,000           --            --
                         ------------  ------------  ------------
Total current assets....    2,747,132    14,410,354     8,298,524
Property and equipment,
 net....................    2,146,184     3,263,030     3,298,990
Deposits and other as-
 sets...................      267,763       389,145       324,171
                         ------------  ------------  ------------
    Total assets........ $  5,161,079  $ 18,062,529  $ 11,921,685
                         ============  ============  ============
LIABILITIES AND STOCK-
 HOLDERS' EQUITY
Current liabilities:
  Notes payable......... $    193,565  $    194,938  $     79,463
  Notes payable to
   stockholders.........      126,350           --            --
  Accounts payable......      756,668       621,806     1,899,170
  Accrued payroll and
   related expenses.....      237,634       305,772       733,044
  Other accrued liabili-
   ties.................      499,656       708,211     1,574,789
  Deferred revenue......    2,985,818       422,984       391,338
  Current portion of
   extended vendor
   liabilities..........      419,565       252,192       253,394
  Obligations under cap-
   ital leases..........      313,389       602,292       580,147
                         ------------  ------------  ------------
Total current liabili-
 ties...................    5,532,645     3,108,195     5,511,345
  Notes payable.........      115,822        67,009        37,675
  Long-term portion of
   extended vendor
   liabilities..........      803,963       656,269       544,519
  Long-term obligations
   under capital
   leases...............      246,852       912,902       632,009
Commitments and contin-
 gencies
Stockholders' equity:
  Preferred stock (pro
   forma):
   Authorized shares--
    10,000,000                    --            --            --   $        --
   Issued and
    outstanding--none...
  Convertible preferred
   stock:
   Authorized shares--
    55,544,540 (none pro
    forma)
   Issued and
    outstanding shares--
    3,148,464,
    14,112,899 and
    14,472,899
    (unaudited) at
    December 31, 1994
    and 1995 and June
    30, 1996,
    respectively, with
    an aggregate
    liquidation
    preference at June
    30, 1996 of
    $70,758,674 (none
    issued and
    outstanding pro
    forma)..............    8,059,888    37,041,259    37,979,108           --
  Common stock:
   Authorized shares--
    50,000,000,
    (40,000,000 pro
    forma)
   Issued and
    outstanding shares--
    369,985, 398,624 and
    533,442 (unaudited)
    at December 31, 1994
    and 1995 and June
    30, 1996,
    respectively ($.001
    par value,
    15,763,992 shares
    pro forma)..........    7,093,557     7,107,474     7,335,905        15,764
  Additional paid-in
   capital (pro forma)..          --            --            --     45,299,249
  Deferred compensa-
   tion.................          --            --       (161,088)     (161,088)
  Accumulated deficit...  (16,691,648)  (30,830,579)  (39,957,788)  (39,957,788)
                         ------------  ------------  ------------  ------------
Total stockholders' eq-
 uity (deficit).........   (1,538,203)   13,318,154     5,196,137  $  5,196,137
                         ------------  ------------  ------------  ============
Total liabilities and
 stockholders' equity... $  5,161,079  $ 18,062,529  $ 11,921,685
                         ============  ============  ============

                            See accompanying notes.

                                 CONNECT, INC.

                            STATEMENTS OF OPERATIONS

                                                                   SIX MONTHS ENDED JUNE
                                YEARS ENDED DECEMBER 31,                    30,
                          --------------------------------------  ------------------------
                             1993         1994          1995         1995         1996
                          -----------  -----------  ------------  -----------  -----------
                                                                        (UNAUDITED)
Revenue:
  License...............  $ 1,014,687  $ 1,627,294  $    287,471  $    89,759  $ 1,511,299
  Service...............    2,847,246    6,344,746     8,285,427    5,462,854    2,477,497
                          -----------  -----------  ------------  -----------  -----------
    Total revenue.......    3,861,933    7,972,040     8,572,898    5,552,613    3,988,796
Cost of revenue:
  License...............      134,260      162,471       139,961       56,635      283,062
  Service...............    1,640,888    4,425,893     5,451,893    3,376,449    4,298,305
                          -----------  -----------  ------------  -----------  -----------
    Total cost of
     revenue............    1,775,148    4,588,364     5,591,854    3,433,084    4,581,367
Operating expenses:
  Research and
   development..........    1,573,090    1,622,081     4,810,166    1,507,780    2,226,049
  Sales and marketing...      858,740    1,354,844     3,978,361    1,294,006    5,108,332
  General and
   administrative.......    1,303,134    1,946,731     3,329,400    1,993,863    1,221,308
  Termination of
   distribution rights..          --           --      4,057,292    4,057,292          --
                          -----------  -----------  ------------  -----------  -----------
    Total operating
     expenses...........    3,734,964    4,923,656    16,175,219    8,852,941    8,555,689
                          -----------  -----------  ------------  -----------  -----------
Loss from operations....   (1,648,179)  (1,539,980)  (13,194,175)  (6,733,412)  (9,148,260)
Interest expense........     (205,459)    (239,943)   (1,002,761)    (343,842)    (181,320)
Interest income and
 other income (expense),
 net....................      (66,945)      41,388        32,005      (23,533)     202,371
                          -----------  -----------  ------------  -----------  -----------
Loss before income
 taxes..................   (1,920,583)  (1,738,535)  (14,164,931)  (7,100,787)  (9,127,209)
Provision (benefit) for
 income taxes...........          --        26,000       (26,000)         --           --
                          -----------  -----------  ------------  -----------  -----------
Net loss................  $(1,920,583) $(1,764,535) $(14,138,931) $(7,100,787) $(9,127,209)
                          ===========  ===========  ============  ===========  ===========
Pro forma net loss per
 share..................                            $      (0.79) $     (0.40) $     (0.51)
                                                    ============  ===========  ===========
Shares used in computing
 pro forma
 net loss per share.....                              17,813,739   17,811,348   17,892,545
                                                    ============  ===========  ===========


                            See accompanying notes.

                                 CONNECT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                               CONVERTIBLE
                             PREFERRED STOCK        COMMON STOCK                                    TOTAL
                          ---------------------- ------------------   DEFERRED   ACCUMULATED    STOCKHOLDERS'
                            SHARES     AMOUNT    SHARES    AMOUNT   COMPENSATION   DEFICIT     EQUITY (DEFICIT)
                          ---------- ----------- ------- ---------- ------------ ------------  ----------------
Balance at December 31,
 1992...................   1,118,080 $ 2,248,713 213,222 $7,034,217  $     --    $(13,006,530)   $ (3,723,600)
Issuance of Series D
 preferred stock for
 cash...................     244,231     635,000     --         --         --             --          635,000
Exercise of employee
 stock options..........         --          --   26,302      5,989        --             --            5,989
Conversion of notes
 payable to stockholders
 to Series D preferred
 stock, net of issuance
 costs of $2,681........   1,157,581   3,007,030     --         --         --             --        3,007,030
Common stock issued for
 services...............         --          --    6,538     17,000        --             --           17,000
Net loss................         --          --      --         --         --      (1,920,583)     (1,920,583)
                          ---------- ----------- ------- ----------  ---------   ------------    ------------
Balance at December 31,
 1993...................   2,519,892   5,890,743 246,062  7,057,206        --     (14,927,113)     (1,979,164)
Issuance of Series E
 preferred stock for
 cash...................     437,715   1,532,001     --         --         --             --        1,532,001
Exercise of employee
 stock options..........         --          --  123,923     36,351        --             --           36,351
Conversion of notes
 payable to stockholders
 to Series E preferred
 stock, net of issuance
 costs of $30,856.......     190,857     637,144     --         --         --             --          637,144
Net loss................         --          --      --         --         --      (1,764,535)     (1,764,535)
                          ---------- ----------- ------- ----------  ---------   ------------    ------------
Balance at December 31,
 1994...................   3,148,464   8,059,888 369,985  7,093,557        --     (16,691,648)     (1,538,203)
Conversion of notes
 payable to stockholders
 and accrued interest
 for Series D preferred
 stock..................      58,821     152,933     --         --         --             --          152,933
Termination of
 distribution rights
 settled in Series E
 preferred stock........     175,000   1,417,500     --         --         --             --        1,417,500
Issuance of Series F
 preferred stock for
 cash and notes, net of
 issuance costs of
 $917,888...............  10,730,614  27,410,938     --         --         --             --       27,410,938
Exercise of employee
 stock options and
 other..................                     --   28,639     13,917        --             --           13,917
Net loss................         --          --      --         --         --     (14,138,931)    (14,138,931)
                          ---------- ----------- ------- ----------  ---------   ------------    ------------
Balance at December 31,
 1995...................  14,112,899  37,041,259 398,624  7,107,474        --     (30,830,579)     13,318,154
Issuance of Series F
 preferred stock for
 cash (unaudited).......     360,000     937,849     --         --         --             --          937,849
Exercise of employee
 stock options
 (unaudited)............         --          --  134,818     58,998        --             --           58,998
Deferred compensation
 related to grant of
 stock options
 (unaudited)............         --          --      --     169,433   (169,433)           --              --
Amortization of deferred
 compensation
 (unaudited)............         --          --      --         --       8,345            --            8,345
Net loss (unaudited)....         --          --      --         --         --      (9,127,209)     (9,127,209)
                          ---------- ----------- ------- ----------  ---------   ------------    ------------
Balance at June 30, 1996
 (unaudited)............  14,472,899 $37,979,108 533,442 $7,335,905  $(161,088)  $(39,957,788)   $  5,196,137
                          ========== =========== ======= ==========  =========   ============    ============

                            See accompanying notes.

                                 CONNECT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                     SIX MONTHS ENDED
                                YEARS ENDED DECEMBER 31,                 JUNE 30,
                          --------------------------------------  ------------------------
                             1993         1994          1995         1995         1996
                          -----------  -----------  ------------  -----------  -----------
OPERATING ACTIVITIES
Net loss................  $(1,920,583) $(1,764,535) $(14,138,931) $(7,100,787) $(9,127,209)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
  Depreciation and
   amortization.........      279,787      473,351       987,829      512,977      808,315
  Amortization of
   deferred
   compensation.........          --           --            --           --         8,345
  Common stock issued
   for services.........       17,000          --            --           --           --
  Termination of
   distribution rights
   settled in Series E
   preferred stock......          --           --      1,417,500    1,417,500          --
  Deferred income tax...          --       (77,000)       77,000       77,000          --
  Changes in assets and
   liabilities:
    Accounts
     receivable.........     (405,746)      77,059      (280,679)     222,701     (648,556)
    Prepaid expenses and
     other current as-
     sets...............     (179,588)    (111,038)     (124,503)       1,065     (374,208)
    Deposits and other
     assets.............          --      (173,263)     (215,882)       4,158       64,974
    Accounts payable,
     accrued payroll and
     related expenses,
     other accrued
     liabilities, and
     extended vendor
     liabilities........       63,268       65,162       (52,153)   1,242,118    2,460,666
    Deferred revenue....       98,628    2,887,190    (2,562,834)  (2,756,385)     (31,646)
                          -----------  -----------  ------------  -----------  -----------
Net cash provided by
 (used in) operating
 activities.............   (2,047,234)   1,376,926   (14,892,653)  (6,379,653)  (6,839,319)
INVESTING ACTIVITIES
Purchases of property
 and equipment..........      (38,588)  (1,627,126)   (1,772,591)  (1,043,037)    (830,272)
Purchase of equipment
 for sale and
 leaseback..............     (609,229)         --            --           --           --
                          -----------  -----------  ------------  -----------  -----------
Net cash used in
 investing activities...     (647,817)  (1,627,126)   (1,772,591)  (1,043,037)    (830,272)
FINANCING ACTIVITIES
Proceeds from sale and
 leaseback of equipment
 at net book value......      573,657          --      1,197,393    1,197,393          --
Proceeds from issuance
 of common stock........        5,989       36,351        13,917       13,041       58,998
Proceeds from issuance
 of preferred stock.....      635,000    1,532,001    28,328,826          --       937,849
Issuance costs
 associated with
 conversion of notes
 payable and issuance of
 preferred stock........       (2,681)     (30,856)     (917,888)         --           --

                            See accompanying notes.

                                 CONNECT, INC.

                                                                  SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,                JUNE 30,
                          -----------------------------------  ------------------------
                             1993        1994        1995         1995         1996
                          ----------  ----------  -----------  -----------  -----------
Proceeds from issuance
 of notes payable
 converted into Series E
 preferred stock........  $      --   $  668,000  $       --   $       --   $       --
Proceeds from issuance
 of notes payable.......   2,163,509      43,090      133,534    5,200,790          --
Repayment of principal
 on notes payable.......    (654,058)   (149,677)    (180,974)    (107,609)    (144,809)
Repayment of principal
 under capital lease
 obligations............    (103,796)   (318,987)    (574,524)    (364,937)    (317,041)
                          ----------  ----------  -----------  -----------  -----------
Net cash provided by
 financing activities...   2,617,620   1,779,922   28,000,284    5,938,678      534,997
                          ----------  ----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............     (77,431)  1,529,722   11,335,040   (1,484,012)  (7,134,594)
Cash and cash
 equivalents at
 beginning of period....     141,580      64,149    1,593,871    1,593,871   12,928,911
                          ----------  ----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................  $   64,149  $1,593,871  $12,928,911  $   109,859  $ 5,794,317
                          ==========  ==========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION
Cash paid during the
 year for interest......  $  241,777  $  239,943  $   373,948  $   343,842  $   180,579
Cash paid for income
 taxes..................  $      --   $    8,500  $       --   $       --   $       --
SUPPLEMENTAL NONCASH
 INVESTING AND FINANCING
 INFORMATION
Notes payable to
 stockholders, including
 $40,116 of accrued
 interest, converted
 into Series D preferred
 stock..................  $3,009,711  $      --   $       --   $       --   $       --
Notes payable to
 stockholders, including
 $26,583 of accrued
 interest, converted
 into Series D preferred
 stock..................  $      --          --   $   152,933  $   152,933  $       --
Incurrence of capital
 lease obligations......  $  627,071  $  355,955  $   332,084  $   332,084  $    14,003


                            See accompanying notes.

                                 CONNECT, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION

  CONNECT, Inc. (the "Company") was incorporated in the state of California in April 1987. The Company designs, develops, markets, and supports industrial strength, scaleable software applications for Internet-based interactive commerce. The Company's application software and support services are designed to reduce the time and overall cost for businesses to implement and maintain a secure sales, marketing and order capture capability on the World Wide Web. The Company's software supports key functions necessary for large-scale interactive commerce, including user registration, multimedia catalog and content management, dynamic merchandising, order capture and management, security, payment processing, enterprise integration and systems administration.

  The Company has recently initiated a new business strategy focused on providing packaged software applications for Internet-based interactive commerce. As a result, the Company is decreasing its reliance on historical sources of revenue and its current and future business prospects are dependent upon the successful development, market acceptance and sales of two recently developed products. The Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. Specifically, such risks include the lack of acceptance of the Company's products and services by its target customers, development of equal or superior products or services by competitors, the failure of electronic commerce in general, and Internet-based electronic commerce in particular, to be broadly adopted as a sales, marketing and distribution medium, the Company's inability to develop and enhance competitive products or to successfully commercialize any such products, and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will succeed in addressing such risks.

 Basis of Presentation

  For the year ended December 31, 1995 and six months ended June 30, 1996, the Company had net losses of approximately $14,139,000 and $9,127,000, respectively, and has incurred substantial losses to date.

  The Company plans to raise additional funds through public or private equity financings or other sources. However, there can be no assurance that such funds will be available or available on terms favorable to the Company or its stockholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Interim Financial Information

  The financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position and operating results. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for any future periods.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                      JUNE 30, 1995 AND 1996 IS UNAUDITED)


 Concentration of Credit Risk

  The Company licenses products and provides services to a variety of customers. The Company generally does not perform credit evaluations or require collateral on individual customer service or license transactions that involve relatively small amounts. However, credit worthiness on larger service or license transactions are evaluated on a case-by-case basis. At December 31, 1994, 1995, and June 30, 1996, the Company had an allowance for potential credit losses of approximately $174,000, $320,000 and $372,000, respectively.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of the balance sheet presentation and statement of cash flows. The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at an amount which approximates fair value. Unrealized gains and losses, if material, are reported in a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in interest expense, net.

  All available-for-sale securities mature in three months or less and are included in cash and cash equivalents. Available for sale securities at December 31, 1994 and 1995, and June 30, 1996, totaled $999,773, $12,314,990 and $4,859,448, respectively, and are comprised of certain U.S. government obligations. At December 31, 1994 and 1995 and at June 30, 1996, gross unrealized gains and losses were not significant. There were no gross realized gains or losses on available-for-sale securities for the year ended December 31, 1994, 1995, and for the six months ended June 30, 1995 and 1996.

 Property and Equipment

  Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the improvements.

  Property and equipment consisted of the following:

                                                  DECEMBER 31,
                                              ---------------------  JUNE 30,
                                                 1994       1995       1996
                                              ---------- ---------- ----------
   Computer equipment........................ $2,063,044 $2,184,932 $2,061,781
   Equipment under capital leases............    979,562  2,589,818  3,484,704
   Furniture and fixtures....................    130,741    173,206    201,884
   Leasehold improvements....................     70,256    400,322    444,184
                                              ---------- ---------- ----------
                                               3,243,603  5,348,278  6,192,553
   Accumulated depreciation and amortiza-
    tion.....................................  1,097,419  2,085,248  2,893,563
                                              ---------- ---------- ----------
                                              $2,146,184 $3,263,030 $3,298,990
                                              ========== ========== ==========

 Revenue Recognition and Deferred Revenue

  The Company derives revenue from software license fees and services. License fees primarily consist of revenue from licenses of the Company's application software. Service revenue consists of fees from

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

implementation (including customization of licensed software products), training, maintenance and support, contract software development projects, and system hosting and online services.

  The Company's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statements of Position 91-1, "Software Revenue Recognition."

 License Revenue

  The Company licenses application software to end-users under non-cancelable license agreements. License revenue is recognized on shipment of the application software provided there are no significant remaining obligations and collectability is deemed probable by management. License fees under contracts requiring significant implementation, including customization, of licensed software products are recognized on the percentage-of-completion method based on the ratio of incurred costs to total estimated costs. Actual costs and gross margins on such contracts could differ from management's estimates and such differences could be material to the financial statements. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

 Service Revenue

  Fees for implementation services are recognized as the services are performed, except for such fees under fixed price contracts which are recognized on the percentage-of-completion method as noted above. A provision for estimated losses of $1,223,000 was made in the period ended June 30, 1996 in connection with certain fixed price contracts entered into during the period of which $867,000 is included in other accrued liabilities at June 30, 1996. At December 31, 1994, 1995, and at June 30, 1996, the Company had an excess of billings over costs incurred and estimated earnings on uncompleted implementation services of approximately $0, $295,000, and $200,000, respectively, which is included in deferred revenue.

  The Company also enters into maintenance agreements in connection with licenses of its application software under which revenue is recognized ratably over the term of the agreement, generally one year. Usage fees related to the Company's private online services, system hosting services, training and other consulting services are recognized as the services are performed.

  Revenue from contract software development projects, in which the Company developed specific technology for its customers, has been recognized on the percentage-of-completion method based on the ratio of incurred costs to total estimated costs. The Company entered into two such contracts in 1994 for the development of certain technology. These contracts were terminated in 1995. The Company recognized service revenue in connection with these contracts of approximately $2,551,000 and $4,867,000 for the years ended December 31, 1994 and 1995, respectively. Related cost of service revenue in connection with these contracts was approximately $1,725,000 and $1,615,000, for the years ended December 31, 1994 and 1995, respectively. At December 31, 1994 and 1995, the Company had an excess of billings over costs incurred and estimated earnings on the two uncompleted contract software development projects of approximately $2,590,000 and $0, respectively, which is included in deferred revenue.

 Deferred Revenue

  Deferred revenue includes billings or collections in excess of revenue recognized on development arrangements, deferred maintenance, and other payments received in advance of services to be performed.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

 Research and Development

  Research and development expenditures are generally charged to operations as incurred. The Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expenses in the accompanying statements of operations.

 Advertising and Promotion Costs

  The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $0, $238,706, and $372,000, in 1993, 1994, and 1995,
respectively, and $164,763 and $499,480 for the six months ended June 30, 1995 and 1996, respectively.

 Income Taxes

  Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Net Loss Per Share

  Except as noted below, net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from convertible preferred stock (using the if-converted method) and from stock options and warrants (using the treasury stock method) have been included in the computation when dilutive. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price.) The difference between primary and fully diluted earnings per share is not material for all periods presented.

  Per share information calculated on the above noted basis is as follows:

                                                                   SIX MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,              JUNE 30,
                             ----------------------------------  ----------------------
                                1993        1994        1995        1995        1996
                             ----------  ----------  ----------  ----------  ----------
   Net loss................  $    (0.14) $    (0.13) $    (1.03) $    (0.52) $    (0.66)
                             ==========  ==========  ==========  ==========  ==========
   Shares used in computing
    net loss per share.....  13,515,192  13,593,574  13,667,081  13,664,690  13,745,887
                             ==========  ==========  ==========  ==========  ==========

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

 Pro Forma Net Loss Per Share and Unaudited Pro Forma Stockholders' Equity

  Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from convertible preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the if-converted method). If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of 15,230,550 shares of common stock, based on the number of shares of convertible preferred stock outstanding at June 30, 1996.

  Unaudited pro forma stockholders' equity at June 30, 1996, as adjusted for the assumed conversion of the convertible preferred stock, is disclosed on the balance sheet.

 Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company will be required to adopt SFAS 123 in the year ending December 31, 1996. It is the Company's intention to continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in SFAS 123.

3. NOTES PAYABLE

  The Company has a $450,000 promissory note with a financing company. Principal and interest are payable monthly over three years, and the note matures on August 1, 1996. The note bears interest at the rate of 20.2%. At December 31, 1994, 1995, and at June 30, 1996, the principal outstanding was $266,297, $108,056, and $14,675 respectively. The note is guaranteed by a stockholder and officer of the Company.

  The Company has three additional notes payable with remaining principal balances outstanding of $32,450, $23,863, and $97,578 at December 31, 1995 and $7,316, $18,739 and $76,408 outstanding at June 30, 1996. These unsecured notes bear interest at 9.19%, 11%, and 11% and mature on December 16, 1996, December 15, 1997, and March 1, 1998, respectively.

4. EXTENDED VENDOR LIABILITIES

  During 1992 and 1993, the Company renegotiated payment terms with a number of its largest vendors. The resulting agreements bear interest at rates ranging from 0% to 8%, and certain of the repayment agreements extend beyond one year.

  In April 1994, the Company terminated its service and license agreement with a vendor, resulting in a reduction of $253,656 in extended vendor liabilities. In addition, the repayment terms for certain amounts due the vendor were extended from three to five years. Beginning in December 1994, the total liability due the vendor of $1,000,000 will be due in monthly installments, plus interest, at an annual rate of 6% through November 1999.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

  Principal payments due in each calendar year as of December 31, 1995 and June 30, 1996 relating to the above agreements are as follows:

                                                           DECEMBER 31, JUNE 30,
                                                               1995       1996
                                                           ------------ --------
   1996...................................................   $252,192   $141,644
   1997...................................................    256,468    256,468
   1998...................................................    212,624    212,624
   1999...................................................    187,177    187,177
                                                             --------   --------
                                                             $908,461   $797,913
                                                             ========   ========

5. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The lease agreement for the Company's primary facility expires December 9, 1999. At December 31, 1995 and June 30, 1996, the future minimum lease payments related to operating lease agreements are as follows:

                                                         DECEMBER 31,  JUNE 30,
                                                             1995        1996
                                                         ------------ ----------
   1996.................................................  $  392,317  $  206,045
   1997.................................................     400,334     411,338
   1998.................................................     317,891     328,895
   1999.................................................     308,125     319,129
                                                          ----------  ----------
                                                          $1,418,667  $1,265,407
                                                          ==========  ==========

  Rental expense charged to operations for the years ended December 31, 1993, 1994, and 1995, were approximately $240,300, $307,058, $317,690, respectively, and $193,438 and $183,591 for the six months ended June 30, 1995 and 1996, respectively.

 Capital Leases

  The Company leases certain equipment under capital leases having terms of 36 to 42 months. Accumulated depreciation on these assets was approximately $231,000, $988,848 and $1,245,039 at December 31, 1994, 1995, and June 30,
1996, respectively.

  The following is a schedule by year of future minimum lease payments under capital leases as of December 31, 1995 and June 30, 1996:

                                                        DECEMBER 31,  JUNE 30,
                                                            1995        1996
                                                        ------------ ----------
   1996................................................  $  852,132  $  426,066
   1997................................................     707,896     707,896
   1998................................................     384,650     384,650
                                                         ----------  ----------
   Total minimum lease payments........................   1,944,678   1,518,612
   Amount representing interest........................     429,484     306,456
                                                         ----------  ----------
                                                          1,515,194   1,212,156
   Less current portion................................     602,292     580,147
                                                         ----------  ----------
                                                         $  912,902  $  632,009
                                                         ==========  ==========

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)
 Contingencies

  On March 25, 1996, one of the Company's licensees of OneServer (the Customer) was sued, along with 21 other defendants in the Federal District Court in Connecticut, by E-data Corporation ("E-data"), in which E-data alleges that each defendant is infringing E-data's U.S. patent in connection with electronic distribution of images on the Internet. The Customer recently tendered the defense of this litigation to the Company. The Company is currently reviewing the infringement claims made by E-data against the Customer. Based upon its initial review of the E-data patent and the nature of the claims and the Company's indemnity obligations, and after consultation with counsel, management believes that the resolution of this matter will not have a material adverse on the Company's business, operating results and financial condition. However, given the early stage of the litigation and the complex technical issues and uncertainties in patent litigation, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that E-data will not prevail in the current litigation or that it will not bring similar claims against other licensees of the Company. If E-data were to prevail, the Customer could be required to pay damages to E-data for the infringement of its patent and enter into a licensing or royalty arrangement. There can be no assurance that the amount of such damages would not be material or that such license or royalty arrangement would be available on acceptable terms. Under the terms of its license with the Customer, the Company may be required to defend against the E-data claim and to indemnify the Customer for some or all of its losses in connection with the litigation and any settlement or judgement, including ongoing license fees. In addition, whether or not the Company were to prevail in any defense of the Customer, such litigation could be time consuming and costly to defend.

  The Company relies in part on certain technology which it licenses from third parties, including encryption technology from RSA Data Security, Inc. ("RSA"). RSA is currently in litigation with Cylink Corporation ("Cylink") pursuant to which Cylink alleges that RSA's encryption technology infringes certain Cylink patents and asserts that RSA has no right to sublicense such technology. If it is determined that RSA is unable to sublicense this technology to the Company, the Company may be deemed to be infringing Cylink's patent rights. The Company is unable to predict the outcome of the dispute between RSA and Cylink, but if the Company were deemed to be infringing Cylink's patent rights, the Company could be required to pay damages to Cylink and possibly enter into a royalty or licensing agreement with Cylink. Such royalty or licensing agreement, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

6. CONVERTIBLE PREFERRED STOCK

  Convertible preferred stock consists of the following:

                                                  DECEMBER 31,
                                             ----------------------  JUNE 30,
                                                1994       1995        1996
                                             ---------- ----------- -----------
Authorized shares--55,544,540

Series C preferred stock:
  Authorized shares--2,240,130
  Issued and outstanding shares--1,118,080
  (Aggregate liquidation preference at June
   30, 1996--$3,018,081).................... $2,248,713 $ 2,248,713 $ 2,248,713

Series D preferred stock:
  Authorized shares--2,921,266
  Issued and outstanding shares--1,401,812
   at December 31, 1994 and 1,460,633 at
   December 31, 1995 and June 30, 1996
  (Aggregate liquidation preference at June
   30, 1996--$4,766,257)....................  3,642,030   3,794,963   3,794,963

Series E preferred stock:
  Authorized shares--1,757,144
  Issued and outstanding shares--628,572 at
   December 31, 1994, and 803,572 at
   December 31, 1995 and June 30, 1996
  (Aggregate liquidation preference at June
   30, 1996--$3,261,578)....................  2,169,145   3,586,645   3,586,645

Series F preferred stock:
  Authorized shares--24,313,000 and
   22,181,228 at December 31, 1995 and June
   30, 1996, respectively
  Issued and outstanding shares--10,730,614
   and 11,090,614 at December 31, 1995 and
   June 30, 1996, respectively
  (Aggregate liquidation preference at June
   30, 1996--$59,712,758)...................        --   27,410,938  28,348,787

Series F-a preferred stock:
  Authorized shares--24,313,000 and
   22,181,228 at December 31, 1995 and June
   30, 1996, respectively
  Issued and outstanding shares--none.......        --          --          --
                                             ---------- ----------- -----------
Convertible preferred stock................. $8,059,888 $37,041,259 $37,979,108
                                             ========== =========== ===========

  Commencing January 1, 1996, the holders of Series C, D, E, and F convertible preferred stock are entitled to receive cumulative dividends, when and if declared by the Board of Directors, out of legally available funds, at a per annum rate of $0.16 per share for Series C preferred stock, $0.208 per share for Series D preferred stock, $0.28 per share for Series E preferred stock, and $0.212 per share for Series F preferred stock, payable before any dividends may be paid on common stock. Such dividends shall accumulate quarterly on each share whether or not earned or declared.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

  The preferred stock is convertible at any time to common stock by multiplying the number of preferred shares outstanding with the conversion ratio in effect for such series. As of December 31, 1995, the conversion ratio for Series C, D, E, and F is 1.31, 1.22, 1.12, and 1.00, respectively. The conversion price may also be adjusted if there are changes in capitalization or certain subsequent sales of stock occur at prices per share lower than the conversion price of the Series C, D, E, and F preferred stock in effect at the time of such sale. The conversion of Series C, D, E, and F preferred stock is automatic upon an underwritten public offering of the Company's common stock, subject to certain minimum aggregate gross proceeds. As of December 31, 1995 and June 30, 1996, an adequate amount of shares of common stock have been reserved for issuance upon conversion. Preferred stockholders are entitled to vote in the same manner and with the same effect as if their stock had been converted into common stock.

  In the event of liquidation, the preferred stockholders are entitled to a per share liquidation preference distribution of $2.62 per share for Series C preferred stock, $3.16 per share for Series D preferred stock, $3.92 per share for Series E preferred stock, and $5.28 per share for Series F preferred stock, plus all accumulated and unpaid dividends.

7. EMPLOYEE BENEFIT PLAN

  The Company maintains an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code (the "Code") for all of its full-time employees. The plan allows employees to make specified percentage pretax contributions up to the maximum dollar limitation prescribed by the Code. The Company has the option to contribute to the plan; however, there have been no contributions to date.

8. STOCK OPTION PLAN

  The Company has a 1989 Stock Option Plan (the "Plan") under which the committee, as appointed by the Board of Directors, may grant incentive or nonqualified stock options. The Plan authorizes the issuance of up to 2,700,000 shares of common stock. Options are generally granted at an exercise price of no less than the fair value per share of the common stock on the date of grant as determined by the Board of Directors. The options issued under the Plan are immediately exercisable; however, shares acquired pursuant to the exercise of these options generally vest over four years, expiring no later than ten years from the date of grant. Unvested shares may be repurchased by the Company at the original purchase price.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

  The Company accounts for its stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In February 1996, the Company offered to each employee with stock options having an exercise price greater than $0.50 per share the opportunity to amend the terms of such options and reduce the exercise price to $0.50 per share (an amount not less than fair market value, as deemed by the Board of Directors, as of the offer date). The new options will have the same vesting terms as the surrendered options. Options representing 386,018 shares of common stock were repriced, and have been included in option grants and cancellations in the period ended June 30, 1996. A summary of the activity under the Plan is as follows:

                                                        OUTSTANDING OPTIONS
                                            SHARES    -------------------------
                                          AVAILABLE   NUMBER OF      PRICE
                                          FOR GRANT    SHARES      PER SHARE
                                          ----------  ---------  --------------
   Balance at December 31, 1992..........    440,067    246,881  $0.20 - $ 2.00
     Options granted.....................   (298,159)   298,159  $0.20 - $ 0.26
     Options exercised...................        --     (26,302) $0.20 - $ 2.00
     Options canceled....................     45,462    (45,463) $0.20 - $ 2.00
                                          ----------  ---------  --------------
   Balance at December 31, 1993..........    187,370    473,275  $0.20 - $ 2.00
     Additional shares reserved..........    164,000
     Options granted.....................   (397,651)   397,651  $0.26 - $ 4.00
     Options exercised...................        --    (123,923) $0.20 - $ 0.70
     Options canceled....................     99,981    (99,981) $0.20 - $ 2.00
                                          ----------  ---------  --------------
   Balance at December 31, 1994..........     53,700    647,022  $0.20 - $ 4.00
     Additional shares reserved..........  1,845,000
     Options granted.....................   (475,500)   475,500  $0.50 - $13.00
     Options exercised...................        --     (25,795) $0.20 - $ 4.00
     Options canceled....................     59,595    (59,595) $0.26 - $13.00
                                          ----------  ---------  --------------
   Balance at December 31, 1995..........  1,482,795  1,037,132  $0.20 - $13.00
     Additional shares reserved..........  2,500,000
     Options granted..................... (2,677,218) 2,677,218  $0.50 - $10.80
     Options exercised...................        --    (134,818) $0.20 - $ 0.50
     Options canceled....................    542,476   (542,476) $0.20 - $13.00
                                          ----------  ---------  --------------
   Balance at June 30, 1996..............  1,848,053  3,037,056  $0.20 - $10.80
                                          ==========  =========  ==============

  At December 31, 1995 and June 30, 1996, options to purchase 358,354 and 480,295 common shares, respectively, were vested and unexercised.
Additionally, at December 31, 1995 and June 30, 1996, 34,184 and 74,592 shares, respectively, from exercised options were subject to repurchase by the Company.

  In connection with certain of the Company's stock options granted in 1996, the Company has recorded deferred compensation expense of $169,433 for the difference between the option grant price and the deemed fair value of the Company's common stock at the date of grant. The amount is being amortized over the vesting period of the individual options, generally a 48 month period. Deferred compensation expense recognized for the six months ended June 30, 1996 was $8,345.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)
9. STOCK WARRANTS

  In October 1992, the Company issued a warrant to purchase 13,919 shares of common stock at $4.12 per share to bank in connection with a note payable that was paid in 1993. The warrant expires October 15, 1997.

  In November 1992, the Company issued a warrant to an investor to purchase 1,985 shares of Series C preferred stock (which may be converted into 2,600 shares of common stock) at $2.00 per share in exchange for certain services related to the issuance of Series C preferred stock. The warrant expires November 30, 1997.

  In December 1992, the Company issued a warrant to a vendor to purchase 5,000 shares of common stock at $20.00 per share. The warrant expires October 1, 1997.

  In June 1994, the Company issued a warrant to purchase 75,000 shares of Series E preferred stock, (which may be converted into 84,000 shares of common stock), at $3.50 per share to certain officers/stockholders in exchange for services rendered in conjunction with the issuance of Series E preferred stock. The warrant expires June 30, 1999.

  In December 1995, the Company issued warrants to purchase 113,636 shares of common stock at $2.64 per share to certain stockholders in exchange for services rendered in conjunction with the issuance of Series F preferred stock. The warrants expire on December 27, 2000.

10. TERMINATION OF DISTRIBUTION RIGHTS

  In December 1994, the Company signed an agreement that provided the Company the option to terminate the marketing and distribution rights of its European distributor. In connection with this option agreement, the Company paid its European distributor a nonrefundable $250,000 fee which the Company expensed in 1994. The Company exercised its option on March 13, 1995 and paid its European distributor approximately $2,640,000 in cash and issued 175,000 shares of its Series E preferred stock. Due to impairment of the net realizable value of the European distribution rights, the Company expensed all payments made in connection with the transaction in 1995. The amount paid was negotiated between the Company and its European distributor on an arm's-length basis. The Company received an opinion from an independent financial advisor as to the fair market value of the shares of Series E preferred stock at the time of the negotiation to support its determination as to the value of the amount paid.

11. MAJOR CUSTOMERS

  Customers comprising 10% or greater of the Company's revenue are summarized as follows:

                                                                 SIX MONTHS
                                                                    ENDED
                                 YEARS ENDED DECEMBER 31,         JUNE 30,
                                ------------------------------   -------------
                                  1993       1994       1995     1995    1996
                                --------   --------   --------   -----   -----
   Company A...................       --         22%        52%     64%     --
   Company B...................       10%        12%        --      --      --
   Company C...................       --         12%         *       *      --
   Company D...................        *          *          *       *      11%
   Company E...................       --         --         --      --      17%
   Company F...................       --         --         --      --      25%

  * Revenue less than 10%.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                      JUNE 30, 1995 AND 1996 IS UNAUDITED)

12. INCOME TAXES

  The components of the provision (benefit) for income taxes are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     -------------------------
                                                      1993    1994      1995
                                                     ------ --------  --------
   Federal:
     Current........................................ $  --  $ 94,000  $(94,000)
     Deferred.......................................    --   (77,000)   77,000
                                                     ------ --------  --------
                                                        --    17,000   (17,000)
   State:
     Current........................................    --     9,000    (9,000)
                                                     ------ --------  --------
                                                               9,000    (9,000)
                                                     ------ --------  --------
   Provision (benefit) for income taxes............. $  --  $ 26,000  $(26,000)
                                                     ====== ========  ========

  A reconciliation of the provision (benefit) for income taxes between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                               1993       1994        1995
                                             ---------  ---------  -----------
   Tax at federal statutory rate............ $(653,000) $(591,000) $(4,958,000)
   State taxes..............................       --       9,000       (9,000)
   Losses not currently benefited...........   653,000    608,000    4,941,000
                                             ---------  ---------  -----------
   Provision (benefit) for income taxes..... $     --   $  26,000  $   (26,000)
                                             =========  =========  ===========

  The components of deferred income taxes consist of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1994         1995
                                                       -----------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................. $ 1,088,000  $ 5,425,000
     Research credit carryforwards....................     167,000      167,000
     Deferred revenue.................................   1,000,000      195,000
     Depreciation and amortization....................     183,000    1,561,000
     Other............................................     167,000      314,000
                                                       -----------  -----------
   Total deferred tax assets..........................   2,605,000    7,662,000
   Valuation allowance................................  (2,528,000)  (7,662,000)
                                                       -----------  -----------
   Total net deferred taxes........................... $    77,000  $       --
                                                       ===========  ===========

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                     (INFORMATION FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996 IS UNAUDITED)

  The valuation allowance increased by $228,000 in 1994 and $5,134,000 in 1995. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to the lack of earnings history of the Company. To support the Company's conclusion that a full allowance was required, management primarily considered the Company's history of operating losses and expected net losses for the foreseeable future. The Company will continue to assess the realizability of the deferred tax assets on actual and forecasted operating results.

  At December 31, 1995, the Company had available federal net operating loss carryforwards of approximately $15,500,000, which will expire in 2007 through 2009, if not utilized. Also available at December 31, 1995 are federal research credit carryforwards of approximately $167,000, which will expire in 2007 through 2009, if not utilized. The Company's issuance of Series E preferred stock in June 1994 was considered to have caused a change in ownership for the purpose of the limitation on the utilization of net operating loss and research credit carryforwards as set forth in the Internal Revenue Code. Accordingly, $3,800,000 of the Company's net operating losses and the deduction equivalent of $477,000 in research credit carryforwards will be subject to an annual limitation of approximately $360,000 per year. The Company's issuance of Series F preferred stock in December 1995 also may have caused a change in ownership so as to limit the Company's entire net operating loss of $15,500,000 to an annual limitation of approximately $540,000 per year. As a result, approximately $7,400,000 of the Company's net operating loss and all research credit carryforwards may expire unutilized. In addition, the Company's issuance of Series C preferred stock in 1992 resulted in a change in ownership that virtually eliminated the future utilization of federal net operating losses and research credits at the time of approximately $7,200,000 and $106,000, respectively.

13. RELATED PARTY TRANSACTIONS

  In November 1993, $2,969,595 of notes payable to stockholders were converted into Series D preferred stock. Accrued interest outstanding on the notes payable of $40,116 was also converted into Series D preferred stock.

  In June 1994, $668,000 of notes payable to stockholders were converted into Series E preferred stock. There was no accrued interest outstanding relating to these notes at the time of conversion.

  For the year ended December 31, 1994, the Company earned license revenue of approximately $900,000 from a related party, of which approximately $10,000 is included in the accounts receivable balance at December 31, 1994.

  During 1995, $126,350 of notes payable to a stockholder were converted into Series D preferred stock. Accrued interest outstanding on the notes payable of $26,583 was also converted into Series D preferred stock.

  The Company incurred approximately $132,640, $75,226, $262,500, in consulting and other fees to officers and/or stockholders for the years ended December 31, 1993, 1994, and 1995, respectively and $258,500 and $0 for the six months ended June 30, 1995 and 1996, respectively.

                                 CONNECT, INC.

                               DECEMBER 31, 1995

                    (INFORMATION FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

14. SUBSEQUENT EVENTS

  In April and June 1996, subject to stockholder approval, the Board of Directors approved (i) the adoption of the 1996 Stock Option Plan pursuant to which 2,500,000 shares of the Company's common stock have been reserved for future issuance, (ii) the reincorporation of the Company in Delaware pursuant to which (a) each two shares of outstanding common stock will be exchanged for one common share of the Company's Delaware successor (b) each two shares of outstanding convertible preferred stock will be exchanged for one preferred share of the same series of the Company's Delaware successor, (c) all outstanding options and warrants to purchase two shares of common stock or preferred stock will become options or warrants to purchase one share of the Company's Delaware successor's common stock or preferred stock, respectively, at two times the exercise price per share, (d) the authorized number of common stock will be reduced to 40,000,000 shares, (e) the authorized number of convertible preferred stock will be reduced to 26,140,498 shares, and (f) the authorization of an additional 10,000,000 shares of preferred stock that is not designated in by series and with respect to which the Board of Directors has the authority to fix the rights, preferences, privileges and restrictions,
(iii) the adoption of the 1996 Employee Stock Purchase Plan pursuant to which 500,000 shares of the Company's common stock have been reserved for future issuance, and (iv) the adoption of the 1996 Directors' Stock Option Plan pursuant to which 250,000 shares of the Company's common stock have been reserved for future issuance. The reincorporation of the Company and related actions were completed in July 1996.

  In addition, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission covering the proposed sale of shares of its common stock to the public. Upon completion of this proposed sale, all outstanding shares of the Company's convertible preferred stock will automatically convert into common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the convertible preferred stock, is disclosed in the accompanying unaudited pro forma balance sheet.

  On July 3, 1996, the Company issued 272,750 shares of Series G convertible preferred stock to a customer of the Company for approximately $3,000,000. The holders of Series G convertible preferred stock are entitled to receive cumulative dividends at a per annum rate of $0.88 per share. The Series G preferred stock conversion ratio is 1.00 and in the event of liquidation, Series G preferred stockholders are entitled to a liquidation preference of $22.00 per share.

                          HOW CONNECT ONESERVER WORKS.

                                  JAVA SUPPORT

                       [PRODUCT TECHNICAL ARCHITECTURE
                            LAYOUT, INCLUDING THE
                          FOLLOWING TEXT ELEMENTS]:

   UNIVERSAL            WWW BROWSERS                   JAVA APPLETS                CUSTOM CLIENTS            CUSTOM CLIENT
    BROWSER           HTTP, SSL, ETC.                                               CLIENT CODE                 SUPPORT
     ACCESS                TCP/IP                      THE INTERNET                (C, C++ OR VB)
                           FUTURE                                                   VB API(VBX)                 WEB PAGE
    INDUSTRY              LISTENER                 HTML TEMPLATE ENGINE           CLASS API (C++)             PRESENTATION
   STANDARDS               S-HTTP                                                   RAMP API (C)             SEPARATED FROM
    SUPPORT               LISTENER                        RAMP                     NETWORK LAYER                CONTENT
                        SSL LISTENER          (REPRIORITIZABLE ASYNCHRONOUS
     HIGH-             HTTP LISTENER              MULTI-THREADED PROTOCOL)              RAMP                 FLEXIBLE USAGE
  PERFORMANCE              COMMON                                                     LISTENER                TRACKING AND
    SCALABLE         GATEWAY INTERFACE            TRANSACTION DISPATCHER                                        ANALYSIS
  TRANSACTION               PERL                   TRANSACTION MONITOR             USAGE TRACKING
     MODEL                  API                          TRACKING                     SERVICE                  ENTERPRISE
                           C/C++                       TRANSACTIONS                   EXTERNAL                   SYSTEM
   ADAPTABLE                API                   DYNAMIC BUSINESS MODEL         TRANSACTION SYSTEM              LINKS
    BUSINESS                                          OBJECT MANAGER
     OBJECT          DATA TRANSACTIONS                                          CUSTOM TRANSACTIONS            INDUSTRIAL
     MODEL                                                                                                   STRENGTH CORE
                                                    UNIX OPERATING SYSTEM



                               UNIX FILE SYSTEM

                               RSA ENCRYPTION

                             FULCRUM TEXT SEARCH                                   ORACLE 7 RDBMS


                                             THE ONESERVER PRODUCT ARCHITECTURE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  27
Management...............................................................  42
Certain Relationships and Related Transactions...........................  53
Principal Stockholders...................................................  55
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  60
Underwriting.............................................................  62
Legal Matters............................................................  63
Experts..................................................................  63
Additional Information...................................................  64
Index to Financial Statements............................................ F-1

                              ------------------

 UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             2,500,000 SHARES

                                      LOGO
                       [LOGO OF CONNECT(R) APPEARS HERE]

                                  COMMON STOCK


                              ------------------

                                   PROSPECTUS
                                       , 1996

                              ------------------



                                LEHMAN BROTHERS

                             VOLPE, WELTY & COMPANY

                                 UBS SECURITIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

                                                                       AMOUNT
                                                                     TO BE PAID
                                                                     ----------
      SEC Registration Fee.......................................... $   15,268
      NASD Filing Fee...............................................      4,928
      Nasdaq National Market Listing Fee............................     50,000
      Printing Fees and Expenses....................................    200,000
      Legal Fees and Expenses.......................................    350,000
      Accounting Fees and Expenses..................................    180,000
      Director and Officer Insurance Expenses.......................    400,000
      Blue Sky Fees and Expenses....................................     15,000
      Transfer Agent and Registrar Fees.............................     10,000
      Miscellaneous.................................................     49,804
                                                                     ----------
      Total......................................................... $1,275,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
Article VIII of the Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law and Section
6.1 of Article VI of the Registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) Since May 31, 1993, the Registrant has issued and sold (without payment of any selling commission to any person, except as set forth below) the following unregistered securities (as adjusted to reflect the Registrant's reincorporation in Delaware and the automatic conversion of its outstanding Preferred Stock upon the completion of this offering):

  (1) In connection with the reincorporation of the Registrant in Delaware to be effected prior to the closing of this offering, the Registrant will exchange shares of its capital stock for the outstanding shares of capital stock of Connect, Inc., a California corporation.

  (2) In June 1994, the Registrant issued and sold shares of Series E Preferred Stock convertible into an aggregate of 703,999 shares of Common Stock to a total of five investors for an aggregate purchase price of $2,200,002.

  (3) In June 1994 the Registrant issued to an investment management company a warrant to purchase shares of Series E Preferred Stock convertible into an aggregate of 84,000 shares of Common Stock at an exercise price of $3.13 per share of Common Stock in consideration of services rendered in connection with the Registrant's issuance and sale of Series E Preferred Stock.

  (4) In March 1995 the Registrant issued to two German individuals 196,000 shares of Series E Preferred Stock convertible into an aggregate of 196,000 shares of Common Stock in connection with the termination of a distribution and license agreement with Connect GmbH Information Systeme, a German limited liability company ("Connect GmbH"), and the assignment of certain contracts from Connect GmbH to the Registrant.

  (5) From March 1995 to December 1995 the Registrant issued Convertible Subordinated Secured Notes to four investors in the aggregate principal amount of $12,000,099 at an interest rate of 10% per annum. All of such notes were converted into shares of Series F Preferred Stock in December 1995.

  (6) In December 1995 and January 1996 the Registrant issued and sold shares of Series F Preferred Stock convertible into an aggregate of 11,090,612 shares of Common Stock to a total of 14 investors for an aggregate purchase price of $29,279,221.

  (7) In December 1995 the Registrant issued to each of Volpe, Welty & Company and Hambrecht & Quist LLC a warrant to purchase 56,818 shares of Common Stock at an exercise price of $2.64 per share in consideration of services rendered in connection with the Registrant's issuance and sale of Series F Preferred Stock. In addition, the Registrant paid to Volpe, Welty & Company and Hambrecht & Quist LLC a brokerage fee equal to 5% of the gross proceeds received from the sale of the Series F Preferred Stock to certain investors.

  (8) In July 1996 the Registrant issued and sold shares of Series G Preferred Stock convertible into an aggregate of 272,750 shares of Common Stock to a wholly-owned subsidiary of Fruit of the Loom, Inc., one of the Registrant's customers, for an aggregate purchase price of $3,000,250.

  (9) As of June 30, 1996, 314,890 shares of Common Stock had been issued upon exercise of options and 3,037,056 shares of Common Stock were issuable upon exercise of outstanding options under the Registrant's 1989 and 1996 Stock Option Plans.

  (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 26(a).

  The issuance described in Item 26(a)(1) will be exempt from registration under Rule 145 under the Securities Act on the basis that such transaction will not involve a "sale" of securities. The issuances described in Items 26(a)(2) through 26(a)(8) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Item 26(a)(9) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

      1.1+ Form of Underwriting Agreement.
      2.1+ Form of Agreement and Plan of Merger between the Registrant and
           Connect, Inc., a California corporation.
      3.1+ Certificate of Incorporation of the Registrant.
      3.2+ Bylaws of the Registrant.

      3.3+    Form of Amended and Restated Certificate of Incorporation of the
              Registrant.
      3.4     Certificate of Amendment of Certificate of Incorporation.
      4.1+    Form of the Registrant's Common Stock Certificate.
      5.1+    Opinion of Venture Law Group, a Professional Corporation.
      9.1+    Amended Stockholders Agreement dated July 3, 1996 by and among the Registrant and certain holders of the Registrant's
              securities.
     10.1+    Form of Indemnification Agreement.
     10.2+    1989 Stock Option Plan, as amended, and form of stock option agreement.
     10.3+    1996 Stock Option Plan and form of stock option agreement.
     10.4+    1996 Employee Stock Purchase Plan and form of subscription agreement.
     10.5+    1996 Directors' Stock Option Plan and form of stock option agreement.
     10.6+    Amended and Restated Registration Rights Agreement dated July 3,
              1996 between the Registrant and certain holders of the
              Registrant's securities.
     10.7+    Lease Agreement dated September 19, 1994 between the Registrant and BRE Properties, Inc.
     10.8+    Master Equipment Lease dated January 19, 1995 between the
              Registrant and Phoenix Leasing Incorporated.
     10.9+#   Software License Agreement dated February 5, 1996 between the
              Registrant and Entex Information Services Inc.
     10.10+#  Software License Agreement dated March 26, 1996 between the
              Registrant and Union Underwear Company, Inc.
     10.11+#  Software License Agreement dated November 7, 1995 between the
              Registrant and PhotoDisc, Inc.
     10.12+#  Amendment to Software License Agreement dated March 29, 1996 between the Registrant and PhotoDisc, Inc.
     10.13+#  Software Development and Distribution License Agreement dated
              September 16, 1994 between the Registrant and Fulcrum
              Technologies Inc. and related Amending Agreement, Amending
              Agreement No. 2 and Amending Agreement No. 3.
     10.14+#  OEM Master License Agreement dated June 30, 1995 between the
              Registrant and RSA Data Security, Inc.
     10.15+   Letter Agreement dated May 10, 1995 between the Registrant and
              Hambrecht & Quist Incorporated and related mutual release dated
              June 6, 1996.
     10.16+   Option agreement dated January 16, 1996 between the Registrant and Thomas P. Kehler.
     10.17+   Option agreement dated January 16, 1996 between the Registrant and Gordon J. Bridge.
     10.18+   Option agreement dated April 24, 1996 between the Registrant and
              Gordon J. Bridge.
     10.19+   Letter agreement dated October 19, 1995 between the Registrant and Gordon J. Bridge, and related interpretive letter.
     10.20+   Consulting Agreement dated March 9, 1992 between the Registrant and Quaestus Limited Partnership.
     10.21+   Form of Common Stock Warrant issued to Hambrecht & Quist LLC and
              Volpe, Welty & Company on December 27, 1995.
     10.22+## Business Alliance Program Agreement dated June 11, 1996 between the Registrant and Oracle Corporation and related Runtime
              Sublicense Addendum, and Amendments One and Two to Runtime
              Sublicense Addendum.
     10.23+   Agreement and Mutual Release dated May 24, 1996 between the
              Registrant and Henry V. Morgan.

     10.24+# Development and License Agreement dated March 29, 1996 between the
             Registrant and Time Warner Cable.
     11.1+   Statement Regarding Computation of Per Share Earnings.
     23.1    Consent of Independent Auditors.
     23.2+   Consent of Counsel (included in Exhibit 5.1).
     24.1+   Power of Attorney.
     27+     Financial Data Schedule.

- --------
**Supercedes exhibit previously filed.
 +Previously filed.
 #Confidential treatment requested.

  (b) Financial Statement Schedule
        Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part if this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registration pursuant to Rule 424(b)(1), or (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE UNDERSIGNED REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 7 TO THE REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, STATE OF CALIFORNIA, ON AUGUST 13, 1996.

                                         CONNECT, INC.

                                                   /s/ Thomas P. Kehler
                                         By: __________________________________
                                              THOMAS P. KEHLER, PRESIDENT AND
                                                 CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-1 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                        TITLE                DATE
       /s/ Gordon J. Bridge*          Chairman of the        August 13, 1996
- ------------------------------------   Board, Director
         (GORDON J. BRIDGE)

        /s/ Thomas P. Kehler          President, Chief       August 13, 1996
- ------------------------------------   Executive Officer
         (THOMAS P. KEHLER)            and Director
                                       (Principal Executive
                                       Officer)

       /s/ Joseph G. Girata*          Vice President of      August 13, 1996
- ------------------------------------   Finance and
         (JOSEPH G. GIRATA)            Administration and
                                       Secretary (Chief
                                       Financial Officer
                                       and Principal
                                       Accounting Officer)

         /s/ Promod Haque*            Director               August 13, 1996
- ------------------------------------
           (PROMOD HAQUE)

      /s/ Rory T. O'Driscoll*         Director               August 13, 1996
- ------------------------------------
        (RORY T. O'DRISCOLL)

      /s/ Richard H. Lussier*         Director               August 13, 1996
- ------------------------------------
        (RICHARD H. LUSSIER)

       /s/ Terry R. McGowan*          Director               August 13, 1996
- ------------------------------------
         (TERRY R. MCGOWAN)

      /s/ Richard W. Weening*         Director               August 13, 1996
- ------------------------------------
        (RICHARD W. WEENING)

       /s/ William B. Welty*          Director               August 13, 1996
- ------------------------------------
         (WILLIAM B. WELTY)

        /s/ Thomas P. Kehler
*By: _______________________________
          ATTORNEY-IN-FACT


                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                                                                PAGE
 -------                                                           ------------
  1.1+   Form of Underwriting Agreement.
  2.1+   Form of Agreement and Plan of Merger between the
         Registrant and Connect, Inc., a California corporation.
  3.1+   Certificate of Incorporation of the Registrant.
  3.2+   Bylaws of the Registrant.
  3.3+   Amended and Restated Certificate of Incorporation of
         the Registrant.
  3.4    Certificate of Amendment of Certificate of
         Incorporation.
  4.1+   Form of the Registrant's Common Stock Certificate.
  5.1+   Opinion of Venture Law Group, a Professional
         Corporation.
  9.1+   Amended Stockholders Agreement dated July 3, 1996 by
         and among the Registrant and certain holders of the
         Registrant's securities.
 10.1+   Form of Indemnification Agreement.
 10.2+   1989 Stock Option Plan, as amended, and form of stock
         option agreement.
 10.3+   1996 Stock Option Plan and form of stock option
         agreement.
 10.4+   1996 Employee Stock Purchase Plan and form of
         subscription agreement.
 10.5+   1996 Directors' Stock Option Plan and form of stock
         option agreement.
 10.6+   Amended and Restated Registration Rights Agreement
         dated July 3, 1996 between the Registrant and certain
         holders of the Registrant's securities.
 10.7+   Lease Agreement dated September 19, 1994 between the
         Registrant and BRE Properties, Inc.
 10.8+   Master Equipment Lease dated January 19, 1995 between
         the Registrant and Phoenix Leasing Incorporated.
 10.9+D  Software License Agreement dated February 5, 1996
         between the Registrant and Entex Information Services
         Inc.
 10.10+D Software License Agreement dated March 26, 1996 between the Registrant and Union Underwear Company, Inc.
 10.11+D Software License Agreement dated November 7, 1995
         between the Registrant and PhotoDisc, Inc.
 10.12+D Amendment to Software License Agreement dated March 29,
         1996 between the Registrant and PhotoDisc, Inc.
 10.13+D Software Development and Distribution License Agreement
         dated September 16, 1994 between the Registrant and
         Fulcrum Technologies Inc. and related Amending
         Agreement, Amending Agreement No. 2 and Amending
         Agreement No. 3.
 10.14+D OEM Master License Agreement dated June 30, 1995
         between the Registrant and RSA Data Security, Inc.
 10.15+  Letter Agreement dated May 10, 1995 between the
         Registrant and Hambrecht & Quist Incorporated and
         related mutual release dated June 6, 1996.
 10.16+  Option agreement dated January 16, 1996 between the
         Registrant and Thomas P. Kehler.
 10.17+  Option agreement dated January 16, 1996 between the
         Registrant and Gordon J. Bridge.
 10.18+  Option agreement dated April 24, 1996 between the
         Registrant and Gordon J. Bridge.

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
  NUMBER                                                               PAGE
 -------                                                           ------------
 10.19+   Letter agreement dated October 19, 1995 between the
          Registrant and Gordon J. Bridge, and related
          interpretive letter.
 10.20+   Consulting Agreement dated March 9, 1992 between the
          Registrant and Quaestus Limited Partnership.
 10.21+   Form of Common Stock Warrant issued to Hambrecht &
          Quist LLC and Volpe, Welty & Company on December 27,
          1995.
 10.22+#  Business Alliance Program Agreement dated June 11,
          1996 between the Registrant and Oracle Corporation and
          related Runtime Sublicense Addendum, and Amendments
          One and Two to Runtime Sublicense Addendum.
 10.23+   Agreement and Mutual Release dated May 24, 1996
          between the Registrant and Henry V. Morgan.
 10.24+#  Development and License Agreement dated March 29, 1996 between the Registrant and Time Warner Cable.
 11.1+    Statement Regarding Computation of Per Share Earnings.
 23.1     Consent of Independent Auditors.
 23.2+    Consent of Counsel (included in Exhibit 5.1).
 24.1+    Power of Attorney.
 27+      Financial Data Schedule.

- --------
**Supercedes exhibit previously filed.
 +Previously filed.
 #Confidential treatment requested.